ARLS
P.E. 1/23/05

BORDERS
Group Inc

BORDERS®









Annual Report 2004
Proxy Statement
Form 10-K

Borders Group, Inc., is a leading global retailer of books, music, movies, gifts and stationery.

At the close of fiscal 2004, we operated 462 Borders® superstores in the U.S.; 42 Borders International superstores, located primarily in the U.K. and Asia Pacific; 35 Books etc.® stores throughout Great Britain; and approximately 700 stores within our Waldenbooks Specialty Retail segment, including Waldenbooks®, Borders Express℠, Borders Outlet™ and Borders airport stores.

In addition, Borders Group owns and operates U.K.-based Paperchase Products Limited, a designer and retailer of stationery, cards and gifts. Teamed with Amazon.com, we also offer online shopping through www.borders.com, www.waldenbooks.com, www.borders.co.uk and www.booksetc.co.uk.

DEAR FELLOW SHAREHOLDERS

The Borders Group story — during 2004 or any other year — isn't an epic adventure or riveting thriller. Instead, it's a daily journal of the hundreds (upon hundreds) of seemingly simple, yet wholly distinctive, things our employees do to bring smiles to the faces of new and loyal customers who come to us looking for inspiration, an escape, a fresh start or maybe just the recipe for a great 30-minute meal.

Frankly, that's not the kind of stuff that makes business headlines. But we've proven, in both strong and soft markets, that our disciplined business plan is precisely the right strategy for delivering consistent earnings growth and solid financial returns for our shareholders. Last year, we continued to build on that track record.

Record Sales and Double-Digit Earnings Growth

Despite flat book unit sales industrywide, Borders Group achieved double-digit earnings growth for the fourth straight year in 2004. Consolidated earnings per share increased 15.8% to $1.69 per share compared to $1.46 in 2003, in line with our long-term financial objectives.

Consolidated sales grew to $3.88 billion, a 4.9% increase compared to the previous year. Our International segment — now more than 13% of our business — continued to post noteworthy sales gains, growing 25.3% to $510.7 million. For the year, comparable store sales increased 0.6% at Borders superstores and declined 2.0% at Waldenbooks.

A Consistent and Disciplined Business Plan

1. **Build Our Core Business**
2. **Drive International Growth**
3. **Leverage Alliances and Technology**
4. **Maximize Potential in Waldenbooks Specialty Retail Segment**

We maintained our strong balance sheet, and delivered direct returns to shareholders by repurchasing 7.6 million shares of common stock, totaling approximately $177 million. In December 2004, our Board of Directors voted to increase our quarterly dividend by 12.5% to $0.09 per share. In February 2005, the Board approved a new stock repurchase program, making $250 million available for future stock repurchases.

All earnings per share figures are on a GAAP basis and include the impact of lease-related accounting adjustments as well as non-operating adjustments. Prior-year amounts have been restated to correct lease accounting.



"The goal of our investments is to build on our proven business plan, as we seek to differentiate our stores, accelerate our growth and deliver consistent returns to our shareholders."

GREGORY P. JOSEFOWICZ
Chairman, President and Chief Executive Officer

This steady performance continued to generate growing value for our shareholders during fiscal 2004, as Borders Group's common stock outperformed the S&P 500 for the same period.

Balanced Investments to Drive Future Growth

Significantly, we achieved all of these financial milestones while continuing to build for the future by making balanced investments of capital and resources in:

- New and remodeled Borders stores — in the U.S. and overseas — to build our core business and drive international growth with an emphasis on books as the centerpiece of our retail offering.
- The pilot conversion of selected Waldenbooks stores to Borders Express stores to maximize this segment's potential and leverage the value of the Borders brand.
- The acquisition of Paperchase Products Limited and a new licensing agreement with Seattle's Best Coffee to increase store traffic and comparable store sales.
- Technology and process improvements to streamline our supply chain and improve our inventory management, enabling us to identify and respond to market trends and consumer preferences with greater speed.
- A comprehensive Value of Employment program to increase employee satisfaction and loyalty, and continue to attract a diverse workforce that reflects the communities we serve, creating an even more successful store environment.

The goal of our investments is to build on our proven business plan, as we seek to differentiate our stores, accelerate our growth and deliver consistent returns to our shareholders. Here is a closer look at how our business segments performed in 2004, and how we intend to achieve these objectives.

New Stores, Remodels Increase U.S. Superstore Sales

Customers know Borders superstores for their superior book selection, welcoming atmosphere and outstanding service. Through programs like our category management initiative, we're focused on building our core book business, delivering even more of what customers want, no matter where their interests lie. We are also enhancing the design of our stores to help customers discover new products, new passions and new reasons to return to Borders again and again.

Consistent with our business plan, we opened 19 new domestic Borders superstores in 2004, and remodeled 33 others. These initiatives helped boost superstore sales

COMING SOON TO A STORE NEAR YOU

As part of our store expansion and remodeling initiatives, you'll begin to see a number of exciting changes at our stores throughout 2005.

In addition to new store designs and layouts, we'll introduce Seattle's Best Coffee cafes and Paperchase gift and stationery shops to a majority of our new and remodeled superstores, helping us to differentiate our in-store experience, boost category sales and increase traffic.

And we will continue to convert select Waldenbooks locations to Borders Express stores as part of a pilot program we began in 2004.

To gain the greatest advantage from these investments, we'll implement them region by region, beginning in the western states. This market-based approach will enable us to focus advertising and promotion activities across our store formats more effectively and, ultimately, build greater awareness of and value for the Borders brand.



We opened the first **Seattle's Best Coffee®** cafes in our six Oregon stores in February 2005. By year-end, we plan to launch the new cafes in all new and most remodeled domestic superstores, and we'll expand the concept to more than 400 stores over the next few years. Seattle's Best Coffee's outstanding quality and cafe expertise will help us deliver a distinctive experience to Borders customers, creating strong opportunities for growth within the category.

In July 2004, we acquired **Paperchase®** Products Limited, a high-profile U.K.-based stationery designer and retailer with more than 70 outlets, including stand-alone stores and concessions. For many years, the brand's unique products have performed extremely well in Borders International stores, helping to drive strong sales gains in our U.K. and Asia Pacific gift and stationery business. We plan to launch Paperchase shops in all new and most remodeled domestic superstores in 2005 as part of a long-term plan to introduce Paperchase to America. Over time, this may include test marketing freestanding stores and other selling opportunities, modeling the brand's successful business formats in the U.K.


Paperchase


BORDERS

We piloted the conversion of 37 Waldenbooks stores to **Borders Express™** stores in 2004, and the early results have been encouraging. Customers tell us they like the clean, stylish design of the new stores, which offer an expanded merchandise selection — including music, movies, gifts and stationery — and lower everyday pricing on a broad selection of bestsellers. During 2005, we'll expand the conversion program to approximately 75 to 100 additional stores, as we seek to create a more compelling mall-store presence, and deliver more consistent brand value across all our formats.

INTERNATIONAL

"We continued to expand our global footprint during 2004, contributing to record International segment sales, increased brand awareness and significantly improved profitability."

- Increased sales 25.3% to $510.7 million
- Increased net income
- Improved gross margins
- Opened five new Borders superstores and one Books etc. store
- Teamed with Amazon.com to launch dedicated online shopping sites in U.K.
- Plan to open 10 to 12 new locations in 2005 — including the first Borders franchise store in Malaysia
- Plan to increase International segment sales 20% to 25% in 2005





WALDENBOOKS SPECIALTY RETAIL

"With minimal investment, we've begun to make big changes to bolster our Waldenbooks Specialty Retail segment, including our conversion of select Waldenbooks stores to Borders Express."

- Improved store layouts and expanded merchandise
- Enhanced customer value, including lower everyday pricing on bestsellers
- Converted 37 Waldenbooks stores to new Borders Express format
- Increased locations and sales of Borders Outlet and airport stores
- Increased locations and sales within our seasonal business
- Plan to convert 75 to 100 Waldenbooks stores to Borders Express in 2005

BORDERS STORES

"Through the design of our new stores and remodels, we seek to create a richer and more distinctive shopping experience created to increase store traffic, brand loyalty and comparable store sales."

- Increased sales 4.8% to $2.59 billion
- Increased net income 15.1% to $112.0 million
- Opened 19 new Borders superstores and remodeled 33 existing stores
- Streamlined supply chain and improved inventory management
- Signed licensing agreement with Seattle's Best Coffee
- Plan to open 15 to 20 new stores and remodel 80 to 100 existing locations in 2005
- Expect to increase segment sales and profitability


NEW ARRIVALS
THE LOST GERMAN SLAVE GIRL
JENNIFER HAIGH
BAKER TOWERS
COLD DISH
THE FOOL'S TALE
NICOLE GALLAND

in the U.S. by 4.8% to $2.59 billion during the year, increasing our share of the domestic retail book market.

While accelerating same-store sales growth remains a challenge, we are beginning to make measurable progress. Through targeted marketing programs and enhanced in-store displays and presentation, book sales at Borders superstores on a same-store basis increased by 2% during the fourth quarter, beating the industry. The redesign of our new and remodeled stores also shows great promise, generating higher sales — and larger transaction sizes — in line with our goals.

Building on these successes, we plan to open 15 to 20 new domestic superstores during 2005. In addition, we will remodel 80 to 100 existing locations, leveraging our agreement with Seattle's Best Coffee and new ownership of Paperchase to improve our cafe and gifts and stationery businesses (see story on page 3).

International Expands Presence, Increases Profits

From Sydney to San Juan, the popularity and performance of Borders Group stores outside of the United States have never been stronger. During 2004, International segment sales — including our Paperchase acquisition — increased 25.3% to $510.7 million, fueled by new store growth and favorable currency exchange rates. The segment achieved full year profitability, posting net income of $5.6 million, compared to a net loss of $1.3 million in 2003.

Applying concepts from our new store designs in the U.S., we opened five new Borders superstores and one new Books etc. store internationally in 2004, giving us 77* overseas locations in the United Kingdom (U.K.), Asia Pacific (Australia, New Zealand and Singapore) and Puerto Rico. We also remodeled our flagship stores on Oxford Street in London and in Glasgow, and teamed with Amazon.com to launch dedicated online shopping sites for Borders and Books etc. customers in the U.K.

*Excluding Paperchase

We will continue to enlarge our global footprint in 2005, opening 10 to 12 new International locations, primarily in the U.K. and Australia. This total includes the first Borders franchise store, which will open in Malaysia in April 2005. Located in Kuala Lumpur, the store will be operated by Malaysia's Berjaya Group Berhad, a leading property development and management company. If successful, we plan to expand our presence in Malaysia over time, leveraging the infrastructure of our successful operations in Singapore.

Converting Waldenbooks Stores to Borders Express

Our Waldenbooks Specialty Retail segment — which includes Waldenbooks stores, Borders Express, Borders Outlet and Borders airport stores, and our seasonal-format business — had a challenging year in 2004 due to a number of factors, including slowing mall traffic, and a decline in bestsellers, which make up a larger share of our small-format store sales. For the year, sales declined 5.0% to $779.9 million, and net income fell 15% to $41.5 million. We closed 43 under-performing Waldenbooks stores as part of an ongoing consolidation effort.

To strengthen this segment, we tested the conversion of 37 Waldenbooks to redesigned Borders Express stores during the second half of 2004. Sales improvements at these pilot stores were encouraging, especially during the holiday season, and we expect to convert 75 to

100 additional Waldenbooks stores to Borders Express during 2005. We believe the Borders Express concept represents a prime opportunity to increase Borders' brand awareness, and to create advertising and promotional efficiencies across all of our businesses.

Among other bright spots we can build on: Borders Outlet and Borders airport locations both delivered excellent results during 2004, and we will continue to seek new opportunities for growth in 2005 and beyond. We also increased the number of seasonal kiosks we operated in 2004 — led by our popular Day-By-Day Calendar stores — helping to boost holiday sales for the category.

The Gameplan For 2005: "Leverage Our Enterprise"

While we tend to talk about our business in segments — Borders U.S., Borders International and Waldenbooks — we are also beginning to leverage our global resources more effectively across all our formats and locations. By aligning our resources in this way, Borders Group is not only becoming a more efficient organization, we're becoming a better one, increasing the value of our total enterprise beyond the mere sum of its parts.

The goal — pure and simple — is to create an ideal in-store experience for our customers, based on market-proven concepts from throughout our organization. (Launching Paperchase in the U.S., after its great success internationally, is a prime example.) We also aim to market our brand more consistently and effectively across all our segments, enabling us to take greater advantage of our growing footprint worldwide.

Applying these principles, we aim to increase our top-line growth and profitability in 2005, and extend our track record of delivering solid returns to our shareholders. Our key financial and operating goals for the year include:

- Increase consolidated sales by approximately 7%.
- Increase consolidated earnings per share by 10% to 14%.
- Open 15 to 20 new domestic Borders stores and remodel 80 to 100 existing stores.
- Open 10 to 12 new international Borders stores.
- Selectively update and re-brand 75 to 100 Waldenbooks stores to Borders Express as part of an ongoing market test.

Based on our experiences, this is a sound and achievable plan — and one I believe we can continue to build upon for a considerable time. I hope you'll find many opportunities to visit our stores and check on our progress throughout the year. I'm confident that if you do, you'll walk away with the same positive feeling that I have: By building a better in-store experience, we're building a foundation for future growth.

Sincerely,

Gregory P. Josefowicz
Chairman, President
and Chief Executive Officer

2004 FINANCIAL HIGHLIGHTS

(DOLLARS IN MILLIONS EXCEPT PER SHARE DATA)	Fiscal Year Ended JAN 23 2005	 JAN 25 2004	 JAN 26 2003
Sales	**$ 3,879.5**	$ 3,698.6	$ 3,486.1
% Increase	**4.9%**	6.1%	2.9%
Consolidated net income	**$ 131.9**	$ 115.2	$ 107.6
Consolidated diluted EPS	**$ 1.69**	$ 1.46	$ 1.31
Consolidated cash, net of debt	**$ 143.2**	$ 180.4	$ 106.4
Return on beginning equity	**12.0%**	11.7%	11.8%

SEGMENT SALES
(dollars in millions)



2500
2000
1500
1000
500
0
2,319.0
2,470.2
2,588.9
02
03
04
BORDERS
1000
800
600
400
200
0
852.2
820.9
799.9
02
03
04
WALDENBOOKS
500
400
300
200
100
0
314.9
407.5
510.7
02
03
04
INTERNATIONAL

CONSOLIDATED SALES
(dollars in millions)



INTERNATIONAL
$510.7
13.2%
WALDENBOOKS
$779.9
20.1%
BORDERS
$2,588.9
66.7%

SEGMENT NET INCOME
(dollars in millions)



120
100
80
60
40
20
0
100.2
97.3
112.0
02
03
04
BORDERS
60
50
40
30
20
10
0
41.1
48.8
41.5
02
03
04
WALDENBOOKS
8
4
0
-4
-8
-12
-16
(13.8)
(1.3)
5.6
02
03
04
INTERNATIONAL

All earnings per share figures are on a GAAP basis and include the impact of lease-related accounting adjustments as well as non-operating adjustments. Prior-year amounts have been restated to correct lease accounting.

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS



(TOP ROW: LEFT TO RIGHT) **Joel J. Cohen,** Chairman and Co-Chief Executive Officer, Sagent Advisors, Inc.; **Gregory P. Josefowicz,** Chairman, President and Chief Executive Officer, Borders Group Inc.; **Amy B. Lane,** Retired Managing Director, Investment Banking Group, Merrill Lynch
(BOTTOM ROW: LEFT TO RIGHT) **Victor L. Lund,** Retired Vice Chairman, Albertson's, Inc.; **Dr. Edna Greene Medford,** Associate Professor of History and Director of the Graduate Program in History at Howard University; **Lawrence I. Pollock,** President, Lucky Stars Investments Limited Company; **Beth M. Pritchard,** Chief Executive Officer and President, Organized Living, Inc.

EXECUTIVE OFFICERS

Vincent E. Altruda
President,
Borders Stores Worldwide

Thomas D. Carney
Senior Vice President,
General Counsel

Gregory P. Josefowicz
Chairman, President
and Chief Executive Officer

Daniel T. Smith
Senior Vice President,
Human Resources

Michael G. Spinozzi
Executive Vice President,
Chief Marketing Officer

Cedric J. Vanzura
President,
Waldenbooks Specialty
Retail and Information
Technology

Edward W. Wilhelm
Senior Vice President,
Chief Financial Officer

BORDERS
Group




SEATTLE'S BEST

Proxy Statement

Relating to Annual Stockholders' Meeting, May 19, 2005






DAVID
BALDACCI
HOUR
GAME
BURKE

BORDERS Group

100 Phoenix Drive
Ann Arbor, Michigan 48108

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held May 19, 2005

To the Shareholders of
BORDERS GROUP, INC.:

The Annual Meeting of Shareholders of Borders Group, Inc., a Michigan corporation (the "Company") will be held at 11:30 a.m. local time on Thursday, May 19, 2005 at The Ritz-Carlton Fairlane Plaza, 300 Towncenter Drive, Dearborn, MI 48126 for the following purposes:

1. To elect seven Directors of the Company, each to serve until the 2006 Annual Meeting of Shareholders or until a successor is elected and qualified,
2. To re-affirm the performance goals and maximum amounts payable under the Company's Annual Incentive Bonus Plan,
3. To ratify the selection of Ernst & Young LLP as the Company's independent registered public accounting firm for fiscal 2005, and
4. To transact such other business as may properly come before the meeting and any adjournments or postponements thereof.

Only shareholders of record at the close of business on March 22, 2005 are entitled to notice of and to vote at the Annual Meeting and at any and all adjournments or postponements thereof.

By Order of the Board of Directors,

THOMAS D. CARNEY
Secretary

Ann Arbor, Michigan
April 18, 2005

YOUR VOTE IS IMPORTANT
EACH SHAREHOLDER IS URGED TO COMPLETE, SIGN, DATE AND MAIL PROMPTLY THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. RETURNING A SIGNED PROXY WILL NOT PREVENT YOU FROM ATTENDING THE MEETING AND VOTING IN PERSON, IF YOU SO DESIRE.

BORDERS GROUP, INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held on May 19, 2005

PROXY STATEMENT

This Proxy Statement is furnished to the shareholders of Borders Group, Inc., a Michigan corporation (the "Company"), in connection with the solicitation of proxies by the Board of Directors of the Company for use at the Annual Meeting of Shareholders of the Company to be held at 11:30 a.m. local time on Thursday, May 19, 2005 at The Ritz-Carlton Fairlane Plaza, 300 Towncenter Drive, Dearborn, MI 48126 and at any and all adjournments or postponements thereof. At the Annual Meeting, the shareholders of the Company are being asked to consider and vote upon (i) the election of seven Directors, each to serve until the 2006 Annual Meeting of Shareholders or until a successor is elected and qualified, (ii) a proposal to re-affirm the performance goals and maximum amounts payable under the Company's Annual Incentive Bonus Plan, and (iii) a proposal to ratify the selection of Ernst & Young LLP as the Company's independent registered public accounting firm for fiscal 2005.

This Proxy Statement and the enclosed form of proxy are first being mailed to shareholders of the Company on or about April 18, 2005.

VOTING RIGHTS AND PROCEDURES

General Voting Information

Only holders of record of the Company's common stock ("Common Stock") at the close of business on March 22, 2005 (the "Record Date") are entitled to notice of and to vote at the Annual Meeting. At the close of business on the Record Date, there were 72,994,379 shares of Common Stock outstanding. The presence, either in person or by proxy, of the holders of a majority of the shares of Common Stock outstanding on the Record Date is necessary to constitute a quorum at the Annual Meeting. All abstentions and broker non-votes will be included as shares that are present and entitled to vote for purposes of determining the presence of a quorum at the meeting.

Each shareholder will be entitled to one vote, in person or by proxy, for each share of Common Stock held in such shareholder's name on the Record Date on any matter submitted to a vote of shareholders at the Annual Meeting.

The election of the seven Directors will require the affirmative vote of a plurality of the shares of Common Stock represented and voting in person or by proxy at the Annual Meeting. All abstentions and broker non-votes will be disregarded in tabulating the vote on the election of Directors.

The adoption of the proposals to re-affirm the performance goals and maximum amounts payable under the Company's Annual Incentive Bonus Plan and to ratify the selection of Ernst & Young LLP as the Company's independent registered public accounting firm for fiscal 2005 will require the affirmative vote of a majority of the votes cast on these proposals by the holders of Common Stock who are present in person or represented by proxy and entitled to vote at the Annual Meeting. All abstentions and broker non-votes will be disregarded in tabulating the vote on these proposals.

Under applicable Michigan law, none of the holders of Common Stock is entitled to appraisal rights in connection with any matter to be acted on at the Annual Meeting.

Voting by Shareholders of Record and Beneficial Owners

Shareholders whose shares are registered directly with the Company's transfer agent are considered, with respect to those shares, to be the shareholder of record. The Company is sending these proxy materials directly to shareholders of record. Shareholders of record have the right to submit a proxy directly to the Company or to vote in person at the Annual Meeting.

Shareholders whose shares are held in a brokerage account, through an employee benefit plan or by another nominee, are considered the beneficial owners of shares held in "street name." The proxy materials for these shareholders are being forwarded to beneficial owners, together with a voting instruction card. Beneficial owners have the right to direct their broker, trustee or nominee as to how to vote and also are invited to attend the Annual Meeting.

Since a beneficial owner is not the shareholder of record, he or she may not vote these shares in person at the Annual Meeting without a proxy from the broker, trustee or nominee that holds the shares, giving the beneficial owner the right to vote the shares at the meeting. The broker, trustee or nominee of each beneficial owner has enclosed or provided voting instructions for use in directing the broker, trustee or nominee how to vote these shares.

Methods for Submitting Proxies or Voting Instructions

The following methods are available to vote by proxy or to submit voting instructions to brokers, trustees or nominees:

By Mail — Record holders may submit proxies by completing, signing and dating their proxy cards and mailing them in the accompanying pre-addressed envelopes. Beneficial owners may vote by mail by completing, signing and dating the voting instruction cards provided and mailing them in the accompanying pre-addressed envelopes.

By Internet — Record holders with Internet access may submit proxies by following the Internet voting instructions on their proxy cards. Most beneficial owners may vote by accessing the Web site specified on the voting instruction cards provided by their brokers, trustee or nominees.

By Telephone — Record holders may submit proxies by following the telephone voting instructions on their proxy cards. Most beneficial owners may vote by telephone by calling the number specified on the voting instruction cards provided by their brokers, trustee or nominees.

Revocation of Proxies or Voting Instructions

Shareholders may change their vote at any time prior to the vote at the Annual Meeting. Record holders may accomplish this by granting a new proxy bearing a later date (which automatically revokes the earlier proxy), by providing a written notice of revocation to the Secretary of the Company prior to the Annual Meeting, or by attending the Annual Meeting and voting in person. Attendance at the Annual Meeting will not, in and of itself, cause a previously granted proxy to be revoked. Beneficial owners may change their vote by submitting new voting instructions to their broker, trustee or nominee, or, if the beneficial owner has obtained a proxy from his or her broker or nominee giving the beneficial owner the right to vote the shares, by attending the meeting and voting in person.

Voting of Proxies

Shares of Common Stock represented by properly executed proxies received in time for voting at the Annual Meeting will, unless such proxy has previously been revoked, be voted in accordance with the instructions indicated thereon. In the absence of specific instructions to the contrary, the persons named in the accompanying form of proxy intend to vote all properly executed proxies received by them FOR the election of the Board of Directors' nominees as Directors, FOR the proposal to re-affirm the performance goals and maximum amounts payable under the Company's Annual Incentive Bonus Plan and FOR the proposal to ratify the selection of Ernst & Young LLP as the Company's independent registered public accounting firm for fiscal 2005.

No business other than as set forth in the accompanying Notice of Annual Meeting is expected to come before the Annual Meeting. Should any other matter requiring a vote of shareholders be properly brought before the Annual Meeting, it is the intention of the persons named in the enclosed form of proxy to vote such proxy in accordance with their best judgment on such matters. For information with respect to advance notice requirements applicable to shareholders who wish to propose any matter for consideration or nominate any person for election as a Director at the 2006 Annual Meeting, see "Proposals of Shareholders."

Other Information

The Company is making this solicitation. The cost of this solicitation will be borne by the Company. Solicitation will be made by mail, and may be made personally or by telephone by officers and other employees of the Company who will not receive additional compensation for solicitation.

The principal executive offices of the Company are located at 100 Phoenix Drive, Ann Arbor, Michigan, 48108, and its telephone number is (734) 477-1100.

PROPOSAL 1

ELECTION OF DIRECTORS

Seven Directors will be elected at the Annual Meeting to serve until the 2006 Annual Meeting of Shareholders or until a successor is elected and qualified. Each of the nominees of the Company has committed to serve as a Director if elected at the Annual Meeting and, to the best knowledge of the Board of Directors, is and will be able to serve if so elected. In the event that any of the nominees listed below should be unavailable to stand for election before the Annual Meeting, the persons named in the accompanying proxy intend to vote for such other person, if any, as may be designated by the Board of Directors, in the place of any nominee unable to serve.

The Board of Directors recommends that shareholders vote "FOR" the Company's nominees as Directors.

Set forth below is a brief biography of each of the Company's nominees for election as a Director.

Joel J. Cohen, age 67. Mr. Cohen has served as Chairman and co-Chief Executive Officer of Sagent Advisors, Inc., a financial advisory firm, since September 2003. Mr. Cohen served as the non-executive Chairman of the Board of The Chubb Corporation, a major property and casualty insurance holding company, from December 2002 until December 2003 and currently serves as lead director of that company. Mr. Cohen was Managing Director and co-head of Global Mergers and Acquisitions at Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), a leading investment and merchant bank that was acquired by Credit Suisse First Boston, until November 2000. He had been associated with DLJ since October 1989. He had previously served as General Counsel to the Presidential Task Force on Market Mechanisms and as a partner of Davis Polk and Wardwell, attorneys. Mr. Cohen became a director of the Company on March 30, 2001, and also serves as a director of Maersk, Inc., an owner and operator of container ships involved in worldwide trade.

Gregory P. Josefowicz, age 52. Mr. Josefowicz has served as President, Chief Executive Officer and as a director of the Company since November 1999, and as Chairman of the Board since January 2002. Mr. Josefowicz also serves as a director of Ryerson Tull, Inc., a distributor and processor of metals, Spartan Stores, Inc. (until its 2005 annual meeting of shareholders scheduled for August 2005), a food retailer, and Petsmart, Inc., a provider of products, services and solutions for the lifetime needs of pets.

Amy B. Lane, age 52. Ms. Lane was Managing Director, Investment Banking Group, of Merrill Lynch from 1997 until her retirement in February 2002. From 1989 through 1996, Ms. Lane served as a Managing Director, Corporate Finance, of Salomon Brothers in New York. Ms. Lane served as a director of the Company from August 1995 until March 1999, and was again elected a director in October 2001. Ms. Lane also serves as a director of Federal Realty Investment Trust, a real estate investment trust, and MFS Funds, a mutual fund group.

Victor L. Lund, age 57. Mr. Lund served as the non-executive Chairman of the Board of Mariner Health Care, Inc., a nursing home operator, from May 2002 until December 2004. Mr. Lund was Vice Chairman of Albertson's, Inc., a food and drug retailer, from June 1999 until June 2002. Mr. Lund served as Chairman of the Board of American Stores Company from June 1995 until its acquisition by Albertson's in June 1999, and as Chief Executive Officer of American Stores Company from August 1992 until June 1999. He was President of American Stores Company from August 1992 until June 1995. Mr. Lund has served as a director of the Company since July 1997, and also serves as a director of Mariner Health Care, Inc., Service Corporation International, a provider of funeral, cremation and cemetery services, NCR Corporation, a global technology company providing ATMs, retail systems, data warehouses and IT services, and Del Monte Foods Company, a food producer, distributor and marketer.

Dr. Edna Greene Medford, age 53. Dr. Greene Medford is an Associate Professor of History and Director of the Graduate Program in History at Howard University. She has served as a director of the Company since September 1998.

Lawrence I. Pollock, age 57. Mr. Pollock has served as President of Lucky Stars Investments Limited Company, an investment firm, since October 2004. Mr. Pollock served as President of Cole National Corporation, which operates retail vision and gift stores, from January 2000 and as Chief Executive Officer from June 2003 until the company was sold to Luxottica Group SpA in October 2004. From September 1998 until June 1999, Mr. Pollock served as President and Chief Executive Officer of HomePlace, Inc., a chain of home furnishings and housewares superstores, which he joined in January 1997 as Executive Vice President and Chief Operating Officer. From 1994 until 1996, he served as the President, Chief Operating Officer and a director of Zale Corporation, a jewelry retailer. He has served as a director of the Company since August 1995.

Beth M. Pritchard, age 58. Ms. Pritchard has served as Chief Executive Officer and President of Organized Living, Inc., which provides storage and organization solutions for the home and office, since January 2004. Ms. Pritchard was President and Chief Executive Officer of Bath & Body Works, and Chief Executive Officer of The White Barn Candle Company, divisions of Limited Brands, Inc., from 1993 until January 2003. She has served as a director of the Company since March 2000, and also serves as a director of Albertson's, Inc., a food retailer, Organized Living, Inc., and Ecolab Inc., a global developer and marketer of premium cleaning, sanitizing, pest elimination, maintenance and repair products for the hospitality, foodservice, institutional and industrial markets.

Independent Directors

The Board of Directors has determined that all of the members of the Board of Directors, other than Mr. Josefowicz, are independent. In making the determination that a director is independent, the Board determines that the individual: (i) satisfies the requirements for independence adopted by the New York Stock Exchange, (ii) if an audit committee member, satisfies the independence requirements for Audit Committees under Rule 10A-3 promulgated under the Securities Exchange Act of 1934, and (iii) does not have any relationship to the Company that would require disclosure in the Company's Proxy Statement under Item 404 of Regulation S-K of the Securities and Exchange Commission.

Board of Directors Meetings and Committees

During the fiscal year ended January 23, 2005, the Board of Directors held five meetings. The Board of Directors has also established standing Audit, Compensation and Nominating and Corporate Governance Committees. The membership and functions of the committees of the Board of Directors are as follows:

The Audit Committee is responsible for the appointment, compensation and oversight of the independent registered public accounting firm for the Company, including the resolution of any disagreements between the Company and the auditors regarding financial reporting. The Committee also reviews and makes recommendations regarding the annual audit of the Company's financial statements and the Company's internal controls, accounting practices and policies. The Audit Committee held four meetings during the fiscal year ended January 23, 2005. In addition, the Committee reviewed and telephonically discussed with management each of the Company's earnings releases, as well as its quarterly and annual reports to the Securities and Exchange Commission.

The current members of the Audit Committee are Mr. Lund, Mr. Pollock and Ms. Lane. The Board of Directors has determined that each of the members of the Audit Committee is independent, that all of the members of the Audit Committee meet the requirement of the New York Stock Exchange rules that each member be financially literate, and that Mr. Lund and Ms. Lane meet the requirement of the New York Stock Exchange rules that at least one member of the Audit Committee have accounting or related financial management expertise. The Board of Directors has further determined that Mr. Lund and Ms. Lane are "audit committee financial experts" within the meaning of the rules promulgated by the Securities and Exchange Commission.

The Compensation Committee was established for the purpose of reviewing and approving the nature and amount of compensation for executive officers of the Company. The Compensation Committee also administers certain of the Company's employee benefit plans. Four meetings of the Compensation Committee were held during the fiscal year ended January 23, 2005. The current members of the Compensation Committee are Mr. Cohen, Dr. Greene Medford and Ms. Pritchard, all of whom are independent.

The Nominating and Corporate Governance Committee makes recommendations to the Board of Directors regarding the size and composition of the Board and Committees of the Board. The Committee also makes recommendations to the Board regarding corporate governance matters and practices, including formulating and periodically reviewing the Corporate Governance Guidelines that have been adopted by the Board. The Nominating and Corporate Governance Committee met four times during the fiscal year ended January 23, 2005. The current members of the Nominating and Corporate Governance Committee are Mr. Cohen, Ms. Lane, Mr. Lund and Mr. Pollock, all of whom are independent.

Each director attended at least 75% of the meetings of the Board and the Committees on which he or she served during the fiscal year ended January 23, 2005.

Corporate Governance

The Board of Directors has adopted written charters of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. These charters, as well as the Company's Corporate Governance Guidelines and its Policies with Respect to Poison Pills and Executive Severance Payments, are available on the Company's Web site at http://www.bordersgroupinc.com.

The Company has adopted a Business Conduct Policy and a Code of Ethics Relating to Financial Reporting that apply to the principal executive, financial and accounting officers of the Company, among others. These documents are available on the Company's Web site at the Internet address set forth above. The Company will disclose on its Web site any amendments to the Business Conduct Policy or the Code of Ethics Relating to Financial Reporting and any waiver of such policies applicable to any executive officer.

Printed copies of any of the documents available on the Company's Web site will be provided to any shareholder without charge upon written request to Anne Roman, Investor Relations, Borders Group, Inc., 100 Phoenix Drive, Ann Arbor, Michigan 48108-2202.

Compensation Committee Interlocks and Insider Participation

None of the current members of the Compensation Committee nor any former member during fiscal 2004 is a former officer or employee of the Company or its subsidiaries or has any relationship with the Company requiring disclosure in accordance with the applicable rules of the Securities and Exchange Commission relating to related party transactions.

Meetings of Non-Management Directors

The non-management directors of the Company meet in executive session on a regular basis. Ms. Lane has been designated to preside over such meetings.

Compensation of Directors

For service as a director, each director who was not an employee of the Company receives, on an annual basis, cash in the amount of $40,000 and a number of restricted shares determined by dividing $40,000 by the fair market value of a share of the Company's stock on the date of grant. Each committee chairperson, other than the Chairman of the Audit Committee, receives an additional $5,000. The additional payment to the Chairman of the Audit Committee is $10,000. Ms. Lane, as presiding director, received an additional payment of $40,000 for 2004 and will receive an additional payment of $30,000 for 2005.

George R. Mrkonic, who served as a director until December 31, 2004, continues to serve as a director of Paperchase Products Ltd., a U.K. subsidiary of the Company. As a director of Paperchase and for certain consulting services provided for the Company, Mr. Mrkonic is compensated at the rate of $100,000 per year, one-half of which is paid in the form of restricted shares of the Company, and he will be entitled to annual incentive payments of up to such amount based upon the performance of Paperchase.

Non-employee directors' fees may be deferred at the election of the director.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, executive officers and 10% beneficial owners to file with the Securities and Exchange Commission initial reports of beneficial ownership and reports of changes in beneficial ownership of Common Stock of the Company. Such officers and directors are required by SEC regulations to furnish to the Company copies of all Section 16(a) reports that they file. To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company during the fiscal year ended January 23, 2005 and written representations that no other reports were required, all officers and directors of the Company complied with the Section 16(a) filing requirements.

Nomination of Directors

In recommending nominees to serve as directors of the Company, the Nominating and Corporate Governance Committee will consider candidates recommended by shareholders. In considering individuals to serve as directors, the Committee will apply the same criteria to candidates recommended by shareholders as it applies to other candidates. The criteria to be used by the Committee in considering candidates to serve as directors are provided for in the Charter of the Committee and include: (i) a review of the background and skills of the candidate, with the objective of having a Board of Directors comprised of outstanding individuals with diverse backgrounds and expertise; (ii) a review of the other directorships and commitments of the individual to make certain that he or she will have adequate time to devote to the affairs of the Company; and (iii) a consideration by the Committee of the importance of having at least one independent director with significant experience and expertise in retailing and at least one independent director with significant experience and expertise in finance.

Any shareholder who desires to recommend to the Nominating and Corporate Governance Committee a candidate to serve as a director of the Company should adhere to the procedures described under "Shareholder Communications with the Board of Directors" in this Proxy Statement. If the shareholder desires to have such candidate considered by the Committee for inclusion on the Company's proxy card for the 2006 Annual Meeting, background information with respect to the candidate should be submitted to the Board prior to December 31, 2005.

Shareholder Communications with the Board of Directors

The Board of Directors of the Company established procedures for shareholders to communicate with the Board as a whole, with the non-management directors as a group or with individual Board members. Communications to the Board as a whole should be addressed as follows: "Board of Directors of Borders Group, Inc., c/o Corporate Secretary." Communications to the presiding director or to the non-management directors as a group should be addressed as follows: "Presiding Director of the Board of Directors of Borders Group, Inc., c/o Corporate Secretary." Communications to an individual Board member should be addressed to the individual Board member, c/o Corporate Secretary. The Secretary of the Company will review the correspondence and, subject to the following sentence, will forward it to the Board member or members to whom it was addressed. The correspondence will not be forwarded if the non-management directors instruct the Secretary not to forward correspondence covering the applicable subject matter. Correspondence that is not forwarded pursuant to the instructions of the non-management directors will be made available to any non-management director who wishes to review it. All correspondence should be mailed to the Company's principal office at 100 Phoenix Drive, Ann Arbor, MI 48108. Communications from employees or agents of the Company will not be treated as communications from our shareholders unless the employee or agent clearly indicates that the communication is made solely in the person's capacity as a shareholder.

Shareholder proposals intended to be presented at a meeting of shareholders by inclusion in the Company's proxy statement or intended to be brought before shareholders meeting in compliance with the Company's bylaws are subject to specific notice and other requirements referred to under "Proposals of Shareholders" on page 17 and in applicable SEC rules and the Company's bylaws. The communications process for shareholders described above does not modify or relieve any requirements for shareholder proposals intended to be presented at a meeting of shareholders.

Board Attendance at the Annual Meeting

The Company encourages Board members to attend the Annual Meeting of Shareholders, and schedules a Board meeting on the same day as the Annual Meeting to facilitate such attendance. All of the directors attended the 2004 Annual Meeting.

EXECUTIVE COMPENSATION

General

The following summary compensation table sets forth information regarding the annual and long-term compensation awarded to, earned by or paid for the 2004, 2003 and 2002 fiscal years to the named executive officers of the Company.

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation[1]	Long Term Compensation Restricted Stock	Long Term Compensation Securities Underlying Options	All Other Compensation[2]
Gregory P. Josefowicz	2004	$ 710,000	$ 298,733	$ 38,409	—	—	$ 158,755
Chairman, President	2003	$ 710,000	$ 568,000	$ 37,274	—	—	$ 161,598
and Chief Executive Officer	2002	$ 709,346	$ 319,500	$ 23,961	—	50,000	$ 169,116
Michael G. Spinozzi	2004	$ 285,750	$ 75,168	$ 9,664	—	—	$ 6,288
Executive Vice President,	2003	$ 275,000	$ 127,500	$ 6,374	—	—	$ 6,353
Chief Marketing Officer	2002	$ 275,000	$ 89,375	$ 4,467	—	35,000	$ 6,338
Edward W. Wilhelm	2004	$ 303,942	$ 80,910	$ 26,970	—	—	$ 5,565
Senior Vice President,	2003	$ 275,000	$ 147,500	$ 7,372	—	—	$ 5,404
Chief Financial Officer	2002	$ 275,000	$ 89,375	$ 4,467	—	35,000	$ 5,300
Vincent E. Altruda	2004	$ 299,817	$ 133,897	$ 17,853	—	25,000	$ 5,728
President,	2003	$ 251,167	$ 188,375	$ 9,417	—	—	$ 4,742
Borders Stores Worldwide	2002	$ 251,026	$ 45,000	$ 2,248	—	25,000	$ 4,607
Cedric J. Vanzura	2004	$ 303,942	$ 40,455	$ 13,485	—	—	$ 6,119
President,	2003	$ 243,269	$ 206,250	$ 10,311	—	50,000	$ 20,839
Waldenbooks Specialty Retail							
and Information Technology	2002	—	—	—	—	—	—

(1) These amounts reflect the discount received by each named executive officer in connection with the purchase of restricted Common Shares under the 2004 Long-Term Incentive Plan or a predecessor plan with a portion of the bonus earned for the applicable fiscal year.

(2) "All Other Compensation" consists of employer contributions credited under the Borders Group Savings and Non-Qualified Deferred Compensation Plans, the taxable portion of Company provided life insurance and the value of company paid financial planning services. The amounts shown for Mr. Josefowicz also include payments of $120,689 for each of fiscal 2004 and 2003 and $161,220 for fiscal 2002 made pursuant to the agreement relating to his continued ownership of 90,000 shares of the Company stock described under the caption "Employment and Severance Agreements" on page 9.

The following table sets forth information regarding stock options granted to the named executive officers of the Company during fiscal 2004.

Option Grants in Fiscal Year 2004

Name	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in Fiscal Year	Exercise Price	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Appreciation for Option Term[1] 5%	10%
Vincent E. Altruda	25,000	36.1%	23.77	3/17/2014	$373,721	$947,081

(1) Represents hypothetical realizable value of the options granted at 5% and 10% annual appreciation over the option term from the share price at the date of grant, using five percent and ten percent appreciation rates as required to be used in this table by the Securities and Exchange Commission, compounded annually. These rates are not intended to forecast possible future appreciation, if any, in the price of the Company's shares.

The following table sets forth information regarding stock options exercised by the named executive officers of the Company during fiscal 2004 and the aggregate value as of January 23, 2005 of unexercised options held by these individuals.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

Name	Shares Acquired On Exercise	Value Realized	# of Securities Underlying Unexercised Options at Fiscal Year End Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year End[1] Exercisable/Unexercisable
Gregory P. Josefowicz	90,000	$960,875	475,000/50,000	$5,922,313/$417,000
Michael G. Spinozzi........	27,715	175,588	12,500/37,500	$ 112,725/$278,925
Edward W. Wilhelm	10,000	108,275	101,409/32,500	$1,035,859/$225,375
Vincent E. Altruda.........	60,000	803,250	120,000/50,000	$ 350,850/$253,500
Cedric J. Vanzura..........	—	—	—/50,000	$ —/$550,000

(1) Calculated using the closing market price of the Common Stock of $25.57 on January 21, 2005, the last trading day in fiscal 2004, less the exercise price of the related options.

The following table sets forth information regarding long-term incentive plan awards made to the named executive officers of the Company during fiscal 2004.

Long-Term Incentive Plans — Awards in Last Fiscal Year

Name	Number of Shares, Units or Other Rights[1]	Performance Or Other Period Until Maturation Or Payout
Gregory P. Josefowicz	60,000	4-6 years
Michael G. Spinozzi	16,500	4-6 years
Edward W. Wilhelm	16,500	4-6 years
Vincent E. Altruda	16,500	4-6 years
Cedric J. Vanzura	16,500	4-6 years

(1) The awards reported in this table are restricted share units granted under the Company's 2004 Long-Term Incentive Plan. These units will vest only if earnings per share growth targets established by the Compensation Committee are achieved. Based upon the market price of the Company's shares on the date of grant, the values of the awards were $1,339,800 for Mr. Josefowicz and $368,445 for each of the other named executive officers. If the performance targets are achieved, each restricted share unit will have a value equal to the then market value of a share of the Company's stock, which may be paid in shares or cash, at the discretion of the Compensation Committee. If the performance targets are not achieved, the restricted share units will be cancelled and the awards forfeited.

Employment and Severance Agreements

The Company has entered into an employment agreement with Mr. Josefowicz, which provides for a minimum annual salary of $650,000 and a minimum annual bonus opportunity of $650,000 if plan objectives are met for the applicable year. The Company also has agreed to make payments to Mr. Josefowicz over a five-year period commencing in 2002 in an annual amount of approximately $160,000 in 2002 and $120,000 for the balance of the five-year period, subject to Mr. Josefowicz's continued employment and his continued ownership of 90,000 shares of the Company's Common Stock. The employment agreement provides that, in the event of the termination of Mr. Josefowicz's employment by the Company other than for Cause or Disability (each as defined in the agreement) or at Mr. Josefowicz's election for Good Reason (as defined in the agreement, which includes a Change in Control as Good Reason), Mr. Josefowicz would be entitled to a severance payment equal to two times the sum of (i) Mr. Josefowicz's annual base salary in effect at the time of termination and (ii) the "on plan" bonus amount targeted for the fiscal year in which termination occurred. Such severance payment would be made in equal installments during the 24-month period following the month of termination. Mr. Josefowicz would be under no obligation to seek employment during the first 12 months following such termination and the severance payments would not be affected by any compensation Mr. Josefowicz receives during such period. Following such 12-month period, Mr. Josefowicz would have an obligation to use reasonable efforts to seek other employment and, to the extent that he earns cash compensation from such other employment, the Company's obligation to make severance payments would be correspondingly reduced.

The Company has entered into certain severance and change in control agreements with the remaining named executive officers. These agreements, which are substantially similar, generally provide that, in the event of the officer's termination of employment other than for Cause or Disability (as defined in the agreements) or at such officer's election for Good Reason (as defined in the agreements), the officer would be entitled to severance benefits. These severance benefits include: (i) cash payment of the officer's salary in effect through the month during which termination occurred, plus any other amount due to such officer under any bonus plan of the Company and (ii) monthly severance payments equal to (a) the officer's monthly base salary at the time of termination, plus (b) 1/12th of the target bonus amount for such officer for the fiscal year in which termination occurred. Such monthly severance payments would commence in the month following termination and continue for 12 months, unless termination occurs within a two-year period following a Change in Control (as defined in the agreement) of the Company, in which case severance payments would continue for 24 months and be equal to (x) the officer's monthly base salary at the time of termination or immediately prior to the Change in Control, whichever is greater, plus (y) 1/12th of the target bonus amount for such officer for the fiscal year in which termination occurs or the fiscal year immediately prior to the Change in Control, whichever bonus amount is greater. Under these agreements, the officer has an obligation to use reasonable efforts to seek other employment and, to the extent that he or she earns cash compensation from such other employment, the Company's obligation to make severance payments would be correspondingly reduced.

The Company estimates that if the employment of all five named executive officers were terminated in 2005 following a Change in Control of the Company, the total severance payments to those persons under the agreements, as described above, would be approximately $7,502,000.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

Compensation Policies Applicable to Executive Officers

The goal of the Compensation Committee (the "Committee") is to ensure the establishment of executive compensation policies and practices that will enable the Company to attract, retain and motivate outstanding management who will drive superior operating performance.

The Committee has established an executive compensation philosophy that is designed to align each executive's compensation with the Company's objectives and the creation of value for shareholders. Consistent with this philosophy, the Committee has established a compensation program comprised of base salary and annual and long-term incentive opportunities. In combination, these components are intended to generate below-market compensation in the event of poor operating performance and above-market compensation in the event of superior performance. Performance-based compensation is greater in proportion to base salary at higher levels of responsibility.

The Committee relates total compensation levels for executive officers to compensation paid to executives at other companies. The companies chosen as the basis of comparison are other retailers that the Company believes provide an appropriate range against which it can benchmark its compensation practices.

Base Salary

Base salaries for officers are intended to be generally on par with than those of comparable sized retail companies. The "market" rate for salaries provided by comparable retailers is determined from information gathered from published surveys.

Annual Cash Incentives

Under the Company's Annual Incentive Bonus Plan (the "Bonus Plan"), executive officers are eligible to receive cash awards based on the attainment of specific performance goals. The performance goals may be different from year to year, and may be expressed in either quantitative and/or qualitative terms.

Generally, target incentive bonus opportunities are expressed as a dollar amount based upon a percentage of each executive's actual base salary. The Bonus Plan requires that the Committee establish a threshold level of performance, below which no bonus would be paid under the Plan, and other levels of performance at which specified percentages of the target bonus would be paid. The performance criteria are based upon the Company's attainment of specified levels of net income and comparable store sales and/or the executive's satisfaction of individual objectives. Each executive officer must take a minimum of 20% and a maximum of 100% of his or her actual bonus award in the form of restricted Common Stock.

Long Term Incentives

During 2004, the Company established, and the shareholders of the Company approved, the Borders Group, Inc. 2004 Long-Term Incentive Plan. The objectives of the Compensation Committee in approving the 2004 Long-Term Incentive Plan were as follows:

- The replacement of then existing stock option and restricted stock plans on a going-forward basis without increasing the total number of shares currently available under the existing plans.
- A significant reduction in the Company's annual stock grants as a percentage of outstanding shares to an anticipated level of less than 1% at standard grant levels, and a continuing reduction in planned overhang levels consistent with a diminishing use of equity compensation.
- A change to a greater use of restricted stock, reducing the Company's reliance on stock options. Previously, the Company utilized stock options as its principal form of long-term compensation. This change allowed the Company to substantially reduce the number of shares granted during 2004, as well as the associated dilution.
- A change to include more performance-based measures relating to the payment of long-term incentives. Specifically, in fiscal 2004, the Company granted stock options only to newly hired executives and in other unusual situations, and instead granted awards of restricted stock units to executives that vest over 4 to 6 years if specified earnings growth targets are achieved.
- The continuation of many compensation and governance best practices, such as no stock option repricings, no discounted stock options, no reload stock options and meaningful vesting requirements.

The Committee believes that the objectives described above were satisfied with respect to long-term incentive awards made during 2004 under the Borders Group, Inc. 2004 Long-Term Incentive Plan.

Compensation of the Chief Executive Officer

The Committee believes that Mr. Josefowicz's compensation arrangement is consistent with the policies described above. His salary of $710,000 for fiscal 2004, together with the deferred compensation payments made on his behalf, were intended to provide a "market" salary. The $298,733 bonus paid to Mr. Josefowicz for fiscal 2004 was based upon the Company's net income and comparable store sales performance for fiscal 2004 relative to the net income and comparable store sales targets established by the Compensation Committee for such year. The combination of bonus opportunity and restricted share units granted to Mr. Josefowicz, as well as the payment made pursuant to the agreement relating to his continued ownership of 90,000 shares of the Company stock described under the caption "Employment and Severance Agreements" on page 9, provided the mix of incentive compensation and individual investment contemplated by the Committee's policies.

Policy with Respect to the $1 Million Deduction Limit

Section 162(m) of the Internal Revenue Code generally limits the corporate deduction for compensation paid to executive officers named in the proxy to $1 million, unless certain requirements are met. The Committee intends to consider carefully any plan or compensation arrangement that would result in the disallowance of compensation deductions. It will use its best judgment in such cases, however, taking all factors into account, including the materiality of any deductions that may be lost.

Conclusion

As described above, the Company's executive compensation program is intended to provide a mix of base compensation and incentives that will provide superior compensation levels only in the event of superior operating and share price performance. As such, it is intended that there be a direct alignment of the long-term interests between the executives and the shareholders of the Company.

Joel Cohen, Chairman
Edna Greene Medford
Beth Pritchard

AUDIT COMMITTEE REPORT

General

In accordance with its written charter as adopted by the Board of Directors, the Audit Committee assists the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of the accounting, internal controls and financial reporting practices of the Company. The Audit Committee is also responsible for evaluating audit performance, appointing, compensating, retaining and overseeing the work of the Company's independent registered public accounting firm.

The Audit Committee obtained from, and discussed with, Ernst & Young LLP, the Company's independent registered public accounting firm, a formal report delineating all relationships between Ernst & Young LLP and the Company that may relate to the auditors' independence under applicable independence rules. The Audit Committee also discussed and reviewed with Ernst & Young and Company management; audit plans, audit scope, identification of audit risks and the Company's internal controls.

The Audit Committee has discussed and reviewed with the independent registered public accounting firm all communications required by the Public Company Accounting Oversight Board, including those described in Statement on Auditing Standards No. 61, as amended, "Communication with Audit Committees."

Management of the Company has the primary responsibility for the Company's financial statements and reporting process, including the Company's systems of internal controls. In fulfilling its oversight responsibility, the Audit Committee reviewed and discussed with management the audited financial statements included in the Annual Report on Form 10-K for the fiscal year ended January 23, 2005, as well as the report of management and the independent registered public accounting firm's opinion thereon regarding the Company's internal control over financial reporting. In addition, the Committee reviewed and discussed with management each of the Company's earnings releases, as well as its quarterly reports to the Securities and Exchange Commission.

Based on the above-mentioned reviews and discussions with management and the independent registered public accounting firm, the Audit Committee recommended to the Board of Directors that the audited financial statements for the fiscal year ended January 23, 2005 be included in its Annual Report on Form 10-K for filing with the Securities and Exchange Commission.

Fees Paid to Independent Registered Public Accounting Firm

The following table summarizes aggregate fees billed for professional services rendered by Ernst & Young during fiscal years 2004 and 2003:

	2004	2003
Audit Fees(1)	$1,005,271	$498,500
Audit Related Fees	104,337	77,248
Tax Fees(2)	498,205	410,226
All Other Fees	—	—
Total	$1,607,813	$985,974

(1) The increase in Audit Fees for fiscal 2004 relates primarily to compliance with the Sarbanes-Oxley Act of 2002.

(2) Tax fees for 2004 consisted of $372,678 for tax compliance and preparation and $125,527 for tax consulting and advisory services.

Audit Related Fees consist principally of audits of employee benefit plans and special audits for third parties, such as landlords with respect to percentage rent calculations. Tax Fees consist principally of expatriate tax return preparation, international tax preparation, tax consulting, tax planning and assistance with state and federal incentive and credit opportunities.

The Audit Committee has considered whether the provision of the services described above is compatible with maintaining the independence of the principal auditor, and has concluded that such services are compatible with auditor independence.

The Audit Committee must pre-approve all audit and all non-audit services provided by the independent registered public accounting firm, subject, with respect to non-audit fees, to a de minimis exception. Under the de minimis exception, fees of up to $25,000 (subject to the aggregate limitation described below) may be authorized by management for services not contemplated at the time of the Audit Committee meeting immediately prior to the provision of such services, but these services must be brought to the attention of the Audit Committee and approved at its next regularly scheduled meeting. The de minimis exception is subject to an annual aggregate limit of five percent of total revenues paid by the Company to the independent registered public accounting firm in the fiscal year when services are provided. The Audit Committee pre-approved all non-audit fees for fiscal 2004 without utilization of the de minimis exception described above. Requests for approval of non-audit services are to be submitted to the Audit Committee by both the independent registered public accounting firm and the Chief Financial Officer, and must include a joint statement as to whether, in their view, the request or application is consistent with the SEC's rules on auditor independence.

Victor Lund, Chairman
Amy Lane
Lawrence Pollock

STOCK PERFORMANCE GRAPH

The following graph compares the cumulative total shareholder return on the Company's Common Stock from January 21, 2000 through January 21, 2005 with the cumulative total return on the Standard & Poor's 500 Stock Index ("S&P 500") and the S&P Midcap 400 Speciality Retail Index. Also shown is the return on a speciality retail index supplied by Worden Brothers, Inc., which was the index used for comparison purposes in the Company's April 14, 2004 Proxy Statement. The change to the use of the S&P Midcap 400 Speciality Retail Index for comparison purposes is being made because the Company believes that it provides a better basis for evaluating the Company's performance. In accordance with the rules of the Securities and Exchange Commission, the returns are indexed to a value of $100 at January 21, 2000.



BORDERS GROUP, INC.
S&P 500 INDEX
S&P MIDCAP 400 SPECIALTY RETAIL INDEX
WORDEN BROTHERS SPECIALTY RETAIL INDEX
$250
$225
$200
$175
$150
$125
$100
$75
$50
$25
$0
1/21/00 4/20/00 7/21/00 10/20/00 1/26/01 4/27/01 7/27/01 10/26/01 1/25/02 4/26/02 7/26/02 10/25/02 1/24/03 4/25/03 7/25/03 10/24/03 1/23/04 4/23/04 7/23/04 10/22/04 1/21/05

PROPOSAL 2

REAFFIRMATION OF THE PERFORMANCE GOALS AND MAXIMUM AMOUNT PAYABLE UNDER THE COMPANY'S ANNUAL INCENTIVE BONUS PLAN

General Information

The Company's Annual Incentive Bonus Plan (the "Annual Bonus Plan") was established in February 1995. The shareholders of the Company are being asked to re-affirm the performance goals and the maximum amount payable under the Plan.

Section 162(m) under the Code generally limits the deductibility of compensation paid to the chief executive officer and the four (4) other highest paid officers to $1,000,000 per year. Performance-based compensation is not subject to this limitation on deductibility. Compensation qualifies as performance-based only if it is payable on account of performance and satisfies certain other requirements, one of which is that the plan under which the compensation is payable be approved by shareholders. The shareholders of the Company have previously approved the Plan. The Code also requires that the shareholders re-affirm the performance goals and the maximum amount payable under the Plan every five years, and approval of this proposal will constitute such reaffirmation.

If the shareholders do not re-affirm the performance goals and maximum amounts payable under the Company's Annual Incentive Bonus Plan, the Compensation Committee will consider carefully the potential disallowance of deductions in awarding bonuses under the Plan. It will use its best judgment in such cases, however, taking all factors into account, including the materiality of any deductions that may be lost.

Description of Plan

The Annual Bonus Plan is administered by the Compensation Committee and is intended to serve as a qualified performance-based compensation program under Section 162(m) of the Code.

Approximately 175 officers and key employees of the Company and its subsidiaries designated by the Committee are eligible to participate in the Annual Bonus Plan. Except as otherwise provided in the Plan, the Annual Bonus Plan provides for the payment of annual incentive cash bonus awards to participants if, and only to the extent that, annual performance goals established by the Committee are met and only if the participant is employed by the Company on the date the bonus is paid (or the last day of the fiscal year if the Committee so determines).

The goals established by the Committee can be expressed in terms of the Company's return on equity, assets, capital or investment; either pre-tax or after-tax profit levels of the Company and/or the Company's subsidiaries; expense reduction levels; implementation of critical projects or processes; level of sales; and/or changes in the market price of the Company's stock. The goals can include standards for minimum attainment, target attainment and maximum attainment. The goals established by the Committee can be (but need not be) different each year and different goals may be applicable to different participants.

A participant's target incentive bonus for each fiscal year is generally expressed as a dollar amount based upon the participant's salary. The actual amount of bonus payable under the Annual Bonus Plan is generally expressed as a percentage of the participant's target bonus, which percentage will vary depending upon the extent to which the performance goals have been attained. However, the annual bonus of the Company's Chief Executive Officer and President under the Annual Bonus Plan may not exceed three times the salary midpoint for that salary grade at the beginning of such year, as determined by the Committee prior to the beginning of such year based on competitive data, including a survey of comparable companies. In addition, the annual bonus for each of the four (4) other highest paid officers under the Annual Bonus Plan may not exceed two times the salary midpoint for such officer's salary grade at the beginning of such year. The amount of the bonus paid to any participant under the Annual Bonus Plan for any fiscal year may not exceed $900,000. Generally, before any awards for a particular year can be paid to the Chief Executive Officer and the four (4) other highest paid officers of the Company, the Committee must certify the extent to which performance goals were satisfied.

All officers are required to receive 20% of their annual incentive bonus (less certain payroll deductions) in restricted shares. At the election of each officer, he or she may elect to receive up to 100% of his or her annual incentive bonus (less certain payroll deductions) in restricted stock. Restricted shares are purchased at a discount from their market value and are restricted for a specified number of years, with the amount of the discount being greater for longer restricted periods. If the officer ceases to be an employee during the restricted period, he or she generally will receive unrestricted shares or cash equal in value to the lesser of cost or market value of the restricted shares. However, in the event of termination by the Company without cause, an officer will receive unrestricted shares or cash equal in value to (i) the market value of a percentage of restricted shares, such percentage being based upon the number of months of employment during the restricted period, and (ii) with respect to the balance of the shares, the lesser of cost or market value of such shares.

No shares of any Common Stock are issued under the Annual Bonus Plan. To the extent that annual incentive bonuses are paid in Restricted Shares, such Restricted Shares are issued under, and are subject to the terms and conditions of, the Company's 2004 Long-Term Incentive Plan or, with respect to Restricted Shares purchased prior to the adoption of the Company's 2004 Long-Term Incentive Plan, a predecessor plan.

Awards under the Plan are made in dollars, rather than units, and the following table sets forth the amounts paid under the Plan for fiscal 2004 to the designated individuals and groups:

Name and Principal Position	Dollar Value ($)
Gregory P. Josefowicz, Chairman, President and Chief Executive Officer	298,733
Michael G. Spinozzi, Executive Vice President, Chief Marketing Officer	75,168
Edward W. Wilhelm, Senior Vice President, Chief Financial Officer	80,910
Vincent E. Altruda, President, Borders Stores Worldwide	133,897
Cedric J. Vanzura, President, Waldenbooks Specialty Retail and Information Technology	40,455
Executive Officer Group	751,833
Non-Executive Director Group	—
Non-Executive Officer Employee Group	1,991,534

The Board may, from time to time, amend, suspend or discontinue the Annual Bonus Plan except that no amendment which requires shareholder approval in order for the Annual Bonus Plan to continue to comply with Code Section 162(m) will be effective unless it receives the requisite shareholder approval. In addition, the Committee can make such amendments as it deems necessary to comply with other applicable laws, rules and regulations.

The foregoing is a summary of the terms of the Annual Bonus Plan and does not purport to be complete. Reference is made to the Annual Bonus Plan, a copy of which is attached hereto as Appendix A, for a complete statement of the terms of the Plan.

The Board of Directors recommends that shareholders vote "FOR" the re-affirmation of the performance goals and maximum amounts payable under the Company's Annual Incentive Bonus Plan.

PROPOSAL 3

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected the firm of Ernst & Young LLP as the independent registered public accounting firm to perform the integrated audit of the financial statements of the Company for the 2005 fiscal year. Additional information regarding the Audit Committee and the independent auditors, including the fees paid by the Company to Ernst & Young LLP in fiscal 2004, is provided in the "Report of the Audit Committee" in this Proxy Statement.

Representatives from Ernst & Young LLP are expected to be present at the Annual Meeting. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

The Company is asking its shareholders to ratify the selection of Ernst & Young LLP as the Company's independent registered public accounting firm. Although ratification is not required by the Company's Bylaws or otherwise, the Board is submitting the selection of Ernst & Young LLP to the shareholders for ratification as a matter of good corporate practice. If the shareholders fail to ratify the appointment, the Audit Committee may reconsider its selection. Even if the selection is ratified, the Audit Committee in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company or its shareholders.

The Board of Directors recommends that the shareholders vote FOR the ratification of the selection of Ernst & Young LLP as the Company's independent registered public accounting firm for fiscal 2005.

BENEFICIAL OWNERSHIP OF COMMON STOCK

As of the March 22, 2005 Record Date, the Common Stock was held of record by 3,142 shareholders. The following table sets forth certain information concerning the beneficial ownership of Common Stock by each shareholder who is known by the Company to own beneficially in excess of 5% of the outstanding Common Stock, by each director, by the executive officers named in the Summary Compensation table above, and by all directors and executive officers as a group, as of the Record Date. Except as otherwise indicated (i) all persons below have sole voting power and sole dispositive power with respect to their shares of Common Stock, except to the extent that authority is shared by spouses under applicable law, and (ii) the amounts shown reflect beneficial ownership of shares of Common Stock, rather than the right to acquire such shares.

Name and Address	Number of Shares of Common Stock[1]	Percent of Common Stock Outstanding
Dreman Value Management, L.L.C. 520 East Cooper Avenue Suite 230-4 Aspen, CO 81611	7,436,105[2][14]	10.19%
Deutsche Bank AG Taunusanlage 12, D-60325 Frankfurt am Main Federal Republic of Germany	5,135,500[14]	7.04%
AXA Financial, Inc. 1290 Avenue of the Americas New York, New York 10104	4,927,275[3][14]	6.75%
Gregory P. Josefowicz	588,676[4]	*
Edward W. Wilhelm	141,255[5]	*
Vincent E. Altruda	131,152[6]	*
Lawrence I. Pollock	69,474[7]	*
Michael G. Spinozzi	20,409[8]	*
Victor L. Lund	17,919[9]	*
Amy B. Lane	17,884	*
Edna Greene Medford	16,421[10]	*
Joel J. Cohen	15,837[11]	*
Beth M. Pritchard	14,588[12]	*
Cedric J. Vanzura	2,179	*
Directors and Executive Officers as a Group	1,148,556[13]	1.58%

* Represents less than one percent.

(1) All figures represent shares of or the right to acquire Common Stock.

(2) Dreman Value Management L.L.C. has sole dispositive power and shared voting power with respect to all of the shares.

(3) AXA Financial, Inc. has sole dispositive power with respect to 4,925,575 shares, sole voting power with respect to 3,602,421 shares, shared dispositive power with respect to 1,700 shares and shared voting power with respect to 24,700 shares.

(4) Includes 475,000 options that are exercisable within 60 days.

(5) Includes 106,409 options that are exercisable within 60 days, 5,600 shares held in an IRA account, 4,420 shares held in custodial accounts for Mr. Wilhelm's children and 1,652 shares held under the Borders Group, Inc. 401(k) Savings Plan.

(6) Includes 120,000 options that are exercisable within 60 days and 5,710 shares held under the Borders Group, Inc. 401(k) Savings Plan.

(7) Includes 35,000 options that are exercisable within 60 days.

(8) Includes 17,500 options that are exercisable within 60 days.

(9) Includes 5,000 options that are exercisable within 60 days.

(10) Includes 5,000 options that are exercisable within 60 days.

(11) Includes 5,000 options that are exercisable within 60 days.

(12) Includes 5,000 options that are exercisable within 60 days.

(13) Includes 859,659 options that are exercisable within 60 days.

(14) The information set forth in this table is based upon the reports filed with the Securities and Exchange Commission as of the date of the printing of this Proxy Statement.

PROPOSALS OF SHAREHOLDERS

In accordance with Rule 14a-8 under the Securities Exchange Act of 1934, any shareholder proposals intended to be presented at the 2006 Annual Meeting of Shareholders must be received by the Company no later than December 19, 2005 in order to be considered for inclusion in the Proxy Statement and form of proxy relating to that meeting.

Section 8 of Article II of the Company's bylaws provides that, for nominations or other business to be properly brought before any annual meeting by a shareholder, the shareholder must have given timely notice thereof in writing to the Secretary of the Company and must comply with the other requirements of the bylaws. For shareholder proposals to be presented at the 2006 Annual Meeting of Shareholders (other than shareholder proposals set forth in the Company's proxy statement), a shareholder's notice shall be delivered to the Secretary at the principal executive offices of the Company not later than the close of business on February 20, 2006 nor earlier than the close of business on January 19, 2006. If the Company does not receive notice of a shareholder proposal within this time frame, the Company's management will use its discretionary authority to vote the shares that it represents in accordance with the recommendation of the Board of Directors.

The dates set forth above will change if the date of the Company's 2006 Annual Meeting is changed by more than thirty (30) days from the date of this year's meeting, in which event the new dates will be set forth in one of the Company's Form 10-Q Quarterly Reports.

COPIES OF THE COMPANY'S 2004 ANNUAL REPORT TO SHAREHOLDERS AND ITS ANNUAL REPORT ON FORM 10-K FOR THE COMPANY'S FISCAL YEAR ENDED JANUARY 23, 2005 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, ARE BEING MAILED TO SHAREHOLDERS WITH THIS PROXY STATEMENT. ADDITIONAL COPIES WILL BE PROVIDED TO SHAREHOLDERS WITHOUT CHARGE UPON WRITTEN REQUEST TO ANNE ROMAN, INVESTOR RELATIONS, BORDERS GROUP, INC., 100 PHOENIX DRIVE, ANN ARBOR, MICHIGAN 48108-2202.

BORDERS GROUP, INC.

ANNUAL INCENTIVE BONUS PLAN RESTATED AS OF MARCH 17, 2005

1. Purposes.

The purposes of Borders Group, Inc. Annual Incentive Bonus Plan (the "Plan") are to attract and retain highly-qualified executives by providing appropriate performance-based short-term incentive awards, to align executive and shareholder long-term interests by creating a direct link between executive compensation and shareholder return, and to enable certain executives, through share purchase features of the 2004 Long-Term Incentive Plan, to develop and maintain a substantial stock ownership position in the Company's Shares. An additional purpose of the Plan is to serve as a qualified performance-based compensation program under Section 162(m) of the Internal Revenue Code of 1986, as amended, in order to preserve the Company's tax deduction for compensation paid under the Plan to Covered Employees.

2. Definitions.

The following terms, as used herein, shall have the following meanings:

(a) "Board" shall mean the Board of Directors of the Company.

(b) "Bonus" shall mean any annual incentive bonus award granted pursuant to the Plan; the payment of any such award shall be contingent upon the attainment of Performance Goals with respect to a Plan Year.

(c) "Change in Control" shall mean the occurrence of an event described in Section 6(e) hereof.

(d) "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time.

(e) "Committee" shall mean the Compensation Committee of the Board.

(f) "Company" shall mean Borders Group, Inc., a corporation organized under the laws of the State of Michigan, or any successor corporation.

(g) "Covered Employee" shall have the meaning set forth in Section 162(m)(3) of the Code (or any successor provision).

(h) "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

(i) "2004 Long-Term Incentive Plan" (or "LTIP") shall mean Borders Group, Inc. 2004 Long-Term Incentive Plan, approved by the shareholders of Borders Group, Inc. on May 20, 2004, as amended from time to time, or any successor or predecessor plan.

(j) "LTIP Participant" shall mean a participant in the LTIP who has been granted stock purchase rights for the relevant Plan Year of the Plan; provided, however, that only officers shall be required to use a portion of their bonus to purchase shares under the LTIP.

(k) "Participant" shall mean an officer or other employee of the Company or one of its Subsidiaries who is eligible to participate herein pursuant to Section 3 of the Plan and for whom a target Bonus is established with respect to the relevant Plan Year.

(l) "Performance Goal(s)" shall mean the criteria and objectives which must be met during the Plan Year as a condition of the Participant's receipt of payment with respect to a Bonus, as described in Section 5 hereof.

(m) "Plan" shall mean Borders Group, Inc. Annual Incentive Bonus Plan, as amended from time to time.

(n) "Plan Year" shall mean the Company's fiscal year.

(o) "Restricted Shares" shall mean the Shares in which a Bonus is partially or wholly payable pursuant to Section 6(d) hereof; such Restricted Shares are issuable pursuant to the 2004 Long-Term Incentive Plan.

(p) "Shares" shall mean common shares of the Company.

(q) "Subsidiary" shall mean any subsidiary of the Company which is designated by the Board or the Committee to have any one or more of its employees participate in the Plan.

3. Eligibility.

All Company officers and such key employees of the Company and its Subsidiaries as are designated by the Committee shall participate in the Plan. In determining the persons to whom Bonuses shall be granted, the Committee shall take into account such factors as the Committee shall deem relevant in connection with accomplishing the purposes of the Plan.

4. No Shares Subject to the Plan.

No Shares of the Company shall be reserved for, or issued under, the Plan. To the extent that annual bonuses are paid in Restricted Shares, such Restricted Shares shall be issued under, and subject to the terms and conditions of, the 2004 Long-Term Incentive Plan.

5. Performance Goals.

Performance Goals may be expressed in terms of (i) the Company's return on equity, assets, capital or investment, (ii) pre-tax or after-tax profit levels of the Company or the Subsidiaries or any combination thereof, (iii) expense reduction levels, (iv) implementation of critical projects or processes, (v) level of sales and/or (vi) changes in market price of the Shares. To the extent applicable, any such Performance Goal shall be determined in accordance with generally accepted accounting principles and reported upon by the Company's independent accountants. Performance Goals shall include a threshold level of performance below which no Bonus payment shall be made, levels of performance at which specified percentages of the target Bonus shall be paid, and a maximum level of performance above which no additional Bonus shall be paid. The Performance Goals established by the Committee may be (but need not be) different each Plan Year and different goals may be applicable to different Participants.

6. Bonuses.

(a) *In General.* For each Plan Year, the Committee shall specify the Performance Goals applicable to such Plan Year and the amount of the target Bonus for each Participant with respect to such Plan Year. A Participant's target Bonus for each Plan Year shall be expressed as either a dollar amount or as a percentage of the salary midpoint for the Participant's salary grade. Unless otherwise provided by the Committee in its discretion in connection with terminations of employment, or except as set forth in Section 6(e) hereof, payment of a Bonus for a particular Plan Year shall be made only if all of the following conditions are satisfied: (i) the Performance Goals with respect to such Plan Year are attained, (ii) the Participant has satisfied any individual performance goals established for such Participant by his or her supervisor (or by the Committee in accordance with Section 162(m) of the Code in the case of any participant who is a Covered Employee), and (iii) the Participant is employed by the Company or one of its Subsidiaries on the date of payment of the Bonus (or, alternatively, on the last day of the Plan Year, if the Committee shall have substituted such alternative requirement for all Participants at the time it established the Performance Goals for such Plan Year). The actual amount of a Bonus payable under the Plan shall be determined as a percentage of the Participant's target Bonus, which percentage shall vary depending upon the extent to which the Performance Goals have been attained and may be lesser than, greater than, or equal to 100%. The Committee may, in its discretion, reduce or eliminate the amount payable to any Participant (including a Covered Employee), in each case based upon such factors as the Committee may deem relevant, but shall not increase the amount payable to any Covered Employee. Notwithstanding any other provision of the Plan, the actual Bonus paid to any Participant in the Plan for any plan year shall not exceed $900,000.

(b) *Special Limitation on Certain Bonuses.* Notwithstanding anything to the contrary contained in this Section 6, the actual Bonus paid to the Company's Chief Executive Officer under the Plan for any Plan Year may not exceed three times the salary midpoint for the salary grade of the Chief Executive Officer, as determined by the Committee prior to the beginning of such Plan Year based on competitive data, including a survey of comparable companies; and the Bonus for each other Covered Employee under the Plan may not exceed two times the salary midpoint (as of the beginning of such Plan Year) for such Covered Employee's salary grade, as so determined by the Committee prior to the beginning of such Plan Year.

(c) *Time of Payment.* Unless otherwise determined by the Committee, or except as provided in Section 6(e) hereof, all payments in respect of Bonuses granted under this Section 6 shall be made within a reasonable period after the end of the Plan Year. In the case of Participants who are Covered Employees, unless otherwise determined by the Committee in connection with terminations of employment and except as provided in Section 6(e) hereof, such payments shall be made only after achievement of the Performance Goals has been certified by the Committee.

(d) *Form of Payment.* Payment of each Participant's Bonus for any Plan Year (other than an LTIP Participant's Bonus) shall be made in cash. Except as provided in Section 6(e) hereof, payment of at least 20 percent of each LTIP Participant's Bonus for any Plan Year (less applicable payroll deductions, which shall not include Federal income tax withholding) shall be made in Restricted Shares pursuant to, and subject to the terms and conditions of, the 2004 Long-Term Incentive Plan. At the election of each LTIP Participant (made in accordance with the terms and conditions of the 2004 Long-Term Incentive Plan), up to 100 percent of the LTIP Participant's Bonus for any Plan Year (less applicable payroll deductions, which shall not include Federal income tax withholding) shall be paid in Restricted Shares pursuant to, and subject to the terms and conditions of, the 2004 Long-Term Incentive Plan. The amount of the Bonus being paid in Restricted Shares shall, subject to the final sentence of this paragraph, be calculated as follows: (i) multiply the gross Bonus by the aggregate percentage of the Bonus being paid in Restricted Shares, and (ii) subtract applicable payroll deductions from the result. The number of Restricted Shares to be paid shall be calculated in accordance with the 2004 Long-Term Incentive Plan. Payment of the balance of the LTIP Participant's Bonus for any Plan Year shall be made in cash. Payments of portions of any Bonuses made in Restricted Shares pursuant to the 2004 Long-Term Incentive Plan may be referred to therein as "purchases" of such Shares. Notwithstanding the foregoing, all of the portion, if any, of the Bonus of each LTIP Participant above his or her "stretch" Bonus, shall be paid in Restricted Shares.

(e) *Change in Control.* Notwithstanding any other provision of the Plan to the contrary, (i) if a "Change in Control" of the Company (as defined in this Section 6(e)) shall occur following a Plan Year as to which the Committee has determined the actual Bonuses to be paid (but such Bonuses have not yet been paid), such Bonuses shall be paid immediately in cash, (ii) if a Change in Control shall occur following a Plan Year as to which the Committee has not yet determined the actual Bonuses to be paid, such Bonuses shall be immediately determined and paid in cash, and (iii) if a Change in Control shall occur during a Plan Year as to which target Bonuses have been established (but the actual Bonuses to be paid have not yet been determined), such Plan Year shall be deemed to have been completed, the target levels of performance set forth under the respective Performance Goals shall be deemed to have been attained, and a pro rata portion of the Bonus so determined for each Participant for such partial Plan Year (based on the number of full and partial months which have elapsed with respect to such Plan Year) shall be paid immediately in cash to each Participant for whom a target Bonus for such Plan Year was established. Notwithstanding any other provision of the Plan to the contrary, in no event shall the initial public offering of the Shares be treated as a Change in Control of the Company for purposes of this Plan.

For purposes of this Section 6, a Change in Control of the Company shall occur upon the first to occur of the following:

(i) the "beneficial ownership" (as defined in Rule 13d-3 under the Exchange Act) of securities representing more than 20% of the combined voting power of the Company is acquired by any "person," as defined in sections 13(d) and 14(d) of the Exchange Act (other than the Company, any trustee or other fiduciary holding securities under an employee benefit plan of the Company, or any corporation owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of Shares of the Company), or

(ii) the shareholders of the Company approve a definitive agreement to merge or consolidate the Company with or into another corporation or to sell or otherwise dispose of all or substantially all of its assets, or adopt a plan of liquidation, or

(iii) during any period of three consecutive years individuals who at the beginning of such period were members of the Board cease for any reason to constitute at least a majority thereof (unless the election, or the nomination for election by the Company's shareholders, of each new director was approved by a vote of at least a majority of the directors then still in office who were directors at the beginning of such period or whose election or nomination was previously so approved).

7. Administration.

The Plan shall be administered by the Committee. The Committee shall have the authority in its sole discretion, subject to and not inconsistent with the express provisions of the Plan, to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan, including, without limitation, the authority to grant Bonuses; to determine the persons to whom and the time or times at which Bonuses shall be granted; to determine the terms, conditions, restrictions and performance criteria relating to any Bonus; to make adjustments in the Performance Goals in response to changes in applicable laws, regulations, or accounting principles; except as otherwise provided in Section 6(a) hereof, to adjust compensation payable upon attainment of Performance Goals; to construe and interpret the Plan and any Bonus; to prescribe, amend and rescind rules and regulations relating to the Plan; and to make all other determinations deemed necessary or advisable for the administration of the Plan.

The Committee shall consist of two or more persons each of whom is an "outside director" within the meaning of Section 162(m) of the Code. The Committee may appoint a chairperson and a secretary and may make such rules and regulations for the conduct of its business as it shall deem advisable, and shall keep minutes of its meetings. All determinations of the Committee shall be made by a majority of its members either present in person or participating by conference telephone at a meeting or by unanimous written consent. The Committee may delegate to one or more of its members or to one or more agents such administrative duties as it may deem advisable, and the Committee or any person to whom it has delegated duties as aforesaid may employ one or more persons to render advice with respect to any responsibility the Committee or such person may have under the Plan. All decisions, determinations and interpretations of the Committee shall be final and binding on all persons, including the Company, the Participant (or any person claiming any rights under the Plan from or through any Participant) and any shareholder.

No member of the Board or the Committee shall be liable for any action taken or determination made in good faith with respect to the Plan or any Bonus granted hereunder.

8. General Provisions.

(a) *Compliance with Legal Requirements.* The Plan and the granting of Bonuses, and the other obligations of the Company under the Plan shall be subject to all applicable federal and state laws, rules and regulations, and to such approvals by any regulatory or governmental agency as may be required.

(b) *No Right To Continued Employment.* Nothing in the Plan or in any Bonus granted shall confer upon any Participant the right to continue in the employ of the Company or any of its Subsidiaries or to be entitled to any remuneration or benefits not set forth in the Plan or to interfere with or limit in any way the right of the Company to terminate such Participant's employment.

(c) *Withholding Taxes.* The Company or Subsidiary employing any Participant shall deduct from all payments and distributions under the Plan any taxes required to be withheld by federal, state or local governments.

(d) *Amendment and Termination of the Plan.* The Board may at any time and from time to time alter, amend, suspend, or terminate the Plan in whole or in part; provided, however, that no amendment which requires stockholder approval in order for the Plan to continue to comply with Code Section 162(m) shall be effective unless the same shall be approved by the requisite vote of the shareholders of the Company. Additionally, the Committee may make such amendments as it deems necessary to comply with other applicable laws, rules and regulations. Notwithstanding the foregoing, no amendment shall affect adversely any of the rights of any Participant, without such Participant's consent, under any Bonus theretofore granted under the Plan.

(e) *Participant Rights.* No Participant shall have any claim to be granted any Bonus under the Plan, and there is no obligation for uniformity of treatment for Participants.

(f) *Unfunded Status of Bonuses.* The Plan is intended to constitute an "unfunded" plan for incentive compensation. With respect to any payments which at any time are not yet made to a Participant pursuant to a Bonus, nothing contained in the Plan or any Bonus shall give any such Participant any rights that are greater than those of a general creditor of the Company.

(g) *Governing Law.* The Plan and the rights of all persons claiming hereunder shall be construed and determined in accordance with the laws of the State of Michigan without giving effect to the choice of law principles thereof, except to the extent that such law is preempted by federal law.

(h) *Effective Date.* The Plan shall take effect upon its adoption by the Board, but the Plan (and any grants of Bonuses made prior to the shareholder approval mentioned herein) shall be subject to the requisite approval of the shareholders of the Company. In the absence of such approval, such Bonuses shall be null and void.

(i) *Interpretation.* The Plan is designed and intended to comply with Section 162(m) of the Code, to the extent applicable, and all provisions hereof shall be construed in a manner to so comply.

(j) *Term.* The Plan shall remain in effect until terminated by the Board.



BORDERS
Group




ARCHITECTURE
ARCHITECTURE



Form 10-K
For Fiscal Year
Ended January 23, 2005


NEW ARRIVALS

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(MARK ONE)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 23, 2005

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission File Number 1-13740

BORDERS GROUP, INC.

(Exact name of registrant as specified in its charter)

Michigan (State or other jurisdiction of incorporation or organization)	38-3294588 (I.R.S. Employer Identification No.)
100 Phoenix Drive, Ann Arbor, Michigan (Address of principal executive offices)	48108 (Zip code)

(734) 477-1100
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(g) of the act:

Title of Class	Name of Exchange on which registered
Common Stock	New York Stock Exchange

Securities registered pursuant to Section 12(b) of the act:

None

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes [X] No [ ]

The aggregate market value of the voting stock held by non-affiliates of the registrant was approximately $1,683,156,298 based upon the closing market price of $22.09 per share of Common Stock on the New York Stock Exchange as of July 23, 2004.

Number of shares of Common Stock outstanding as of March 22, 2005: 72,994,379

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for the May 19, 2005 Annual Meeting of Stockholders are incorporated by reference into Part III.

BORDERS GROUP, INC. INDEX

PART I

Item 1. Business

Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect management's current expectations and are inherently uncertain. The Company's actual results may differ significantly from management's expectations. Exhibit 99.1, "Cautionary Statement Under the Private Securities Litigation Reform Act of 1995", filed with this Annual Report on Form 10-K, identifies the forward-looking statements and describes some, but not all, of the factors that could cause these differences.

General

Borders Group, Inc., through its subsidiaries, Borders, Inc. ("Borders"), Walden Book Company, Inc. ("Waldenbooks"), Borders (UK) Limited, Borders Australia Pty Limited and others (individually and collectively, "the Company"), is the second largest operator of book, music and movie superstores and the largest operator of mall-based bookstores in the world based upon both sales and number of stores. At January 23, 2005, the Company operated 504 superstores under the Borders name, including 462 in the United States, 26 in the United Kingdom, 11 in Australia, three in Puerto Rico, and one each in Singapore and New Zealand. The Company also operated 705 mall-based and other bookstores primarily under the Waldenbooks name in the United States and 35 bookstores under the Books etc. name in the United Kingdom. In addition, as of January 23, 2005, the Company owned and operated United Kingdom-based Paperchase Products Limited ("Paperchase"), a designer and retailer of stationery, cards and gifts, with 72 locations, including 28 located inside Borders International superstores.

Segment Information

The Company is organized based upon the following operating segments: domestic Borders stores, International stores (including Borders, Books etc. and Paperchase stores), Waldenbooks Specialty Retail stores ("Waldenbooks"), and Corporate (consisting of the unallocated portion of interest expense, certain corporate governance costs and corporate incentive costs).

Borders Domestic Superstores

Borders is a premier operator of book, music and movie superstores in the United States, offering customers selection and service that the Company believes to be superior to other such superstore operators. A key element of the Company's strategy is to continue its growth and increase its profitability through the ongoing expansion and refinement of its Borders superstore operations. In 2004, the Company opened 19 new Borders superstores, achieved average sales per square foot of $227 and average sales per superstore of $5.7 million. Borders superstores also achieved compound annual net sales growth of 5.0%, 5.4% and 8.0% for the three years ended January 23, 2005, January 25, 2004 and January 26, 2003, respectively.

Borders superstores offer customers a vast assortment of books, music and movies, superior customer service, value pricing and an inviting and comfortable environment designed to encourage browsing. Borders superstores carry an average of 93,000 book titles, with individual store selections ranging from 52,300 titles to 163,600 titles, across numerous categories, including many hard-to-find titles. As of January 23, 2005, 449 of the 462 domestic Borders superstores were in a book, music and movie format, which also features an extensive selection of pre-recorded music, with a broad assortment in categories such as jazz, classical and world music, and a broad assortment of DVDs, focusing on new release and catalog movies. A typical Borders superstore carries approximately 25,300 titles of music and over 9,900 titles of movies.

Borders superstores average 25,100 square feet in size, including approximately 12,900 square feet devoted to books, 4,000 square feet devoted to music, 800 square feet devoted to newsstand and 600 square feet devoted to movies. Through its remodeling efforts, Borders is realigning space devoted to specific categories which, in general, results in an increase in space for categories such as books, movies and gifts and stationery (see below) and a reduction in music space. The Company expects to remodel 80 to 100 Borders superstores in 2005. Stores opened in 2004 averaged 22,600 square feet. Each store is distinctive in appearance and architecture and is designed to complement its local surroundings, although Borders utilizes certain standardized specifications to increase the speed and lower the cost of new store openings.

The typical Borders superstore also dedicates approximately 200 square feet to gifts and stationery. The Company plans to install Paperchase shops in all new and most remodeled domestic superstores in 2005 as part of a long-term plan to enhance the variety and distinctiveness of the Company's gifts and stationery offering. Paperchase shops are expected to utilize approximately 750 square feet.

In addition, the Company devotes approximately 1,400 square feet to a cafe within virtually all Borders superstores. In August 2004, the Company entered into a licensing agreement with Seattle's Best Coffee LLC ("Seattle's Best"), a wholly-owned subsidiary of Starbucks Corporation, through which the Company will operate Seattle's Best-branded cafes within substantially all of the Company's existing Borders superstores in the continental U.S. and Alaska and new stores as they are opened. Cafes located within existing Borders superstores will be converted to Seattle's Best cafes beginning in early 2005, and continue over the next few years. There is no change expected in the size of the cafes as a result of the conversion to Seattle's Best Coffee.

The number of Borders domestic stores located in each state and the District of Columbia as of January 23, 2005 are listed below:

State	Number of Stores	State	Number of Stores
Alaska	1	Montana	3
Arizona	10	Nebraska	2
California	74	Nevada	6
Colorado	13	New Hampshire	4
Connecticut	8	New Jersey	17
Delaware	2	New Mexico	4
District of Columbia	3	New York	25
Florida	26	North Carolina	8
Georgia	14	Ohio	17
Hawaii	6	Oklahoma	4
Idaho	2	Oregon	7
Illinois	35	Pennsylvania	20
Indiana	11	Rhode Island	2
Iowa	4	South Dakota	1
Kansas	7	Tennessee	6
Kentucky	4	Texas	20
Louisiana	1	Utah	4
Maine	2	Vermont	1
Maryland	12	Virginia	12
Massachusetts	12	Washington	11
Michigan	17	West Virginia	1
Minnesota	8	Wisconsin	6
Mississippi	1	Total	462
Missouri	8		

Waldenbooks

Waldenbooks is the nation's leading operator of mall-based bookstores in terms of sales and number of stores, offering customers a convenient source for new releases, hardcover and paperback bestsellers, periodicals and a standard selection of other titles. Waldenbooks operates stores under the Waldenbooks, Borders Express and Borders Outlet names, as well as Borders-branded airport stores. Waldenbooks generates cash flow that the Company uses to finance its growth initiatives. Average sales per square foot were $274 and average sales per store were $1.1 million for 2004. Waldenbooks stores average approximately 3,900 square feet in size, and carry an average of 19,100 titles, ranging from 4,500 in an airport store to 32,200 in a large format store.

In 2004, the Company piloted the conversion of 37 Waldenbooks stores to Borders Express stores, with an expanded merchandise selection, including music, movies and gifts and stationery. During 2005, an additional 75 to 100 Waldenbooks stores are expected to be converted to Borders Express stores.

The number of Waldenbooks stores located in each state and the District of Columbia as of January 23, 2005 are listed below:

State	Number of Stores	State	Number of Stores
Alabama	4	Montana	4
Alaska	5	Nebraska	5
Arizona	8	Nevada	4
Arkansas	6	New Hampshire	5
California	55	New Jersey	23
Colorado	9	New Mexico	2
Connecticut	13	New York	39
Delaware	3	North Carolina	19
District of Columbia	2	North Dakota	3
Florida	41	Ohio	38
Georgia	19	Oklahoma	10
Hawaii	11	Oregon	8
Idaho	3	Pennsylvania	50
Illinois	33	Rhode Island	4
Indiana	15	South Carolina	11
Iowa	9	South Dakota	2
Kansas	6	Tennessee	10
Kentucky	9	Texas	41
Louisiana	6	Utah	4
Maine	2	Vermont	3
Maryland	19	Virginia	28
Massachusetts	23	Washington	13
Michigan	31	West Virginia	8
Minnesota	5	Wisconsin	13
Mississippi	5	Wyoming	2
Missouri	14	Total	705

International

The Company's International operations began in 1997 with the acquisition of Books etc. in the United Kingdom and the opening of a superstore in Singapore. Since then, the Company has expanded its International operations to establish a presence on four continents, and opened five International superstores in 2004.

International superstores as of January 23, 2005 are listed below:

Country	Number of Stores
Australia	11
New Zealand	1
Puerto Rico	3
Singapore	1
United Kingdom	26
Total	42

International superstores, which operate under the Borders name, achieved average sales per square foot of $371 and average sales per store of $9.5 million for 2004. International superstores range between 14,200 and 42,400 square feet in size, and are located in both city center as well as suburban locations. All International superstores offer book, music, movie and gifts and stationery merchandise and feature cafes. Those cafes located in the United Kingdom are licensed to and operated by Starbucks Coffee Company (U.K.) Limited. The gifts and stationery departments in its United Kingdom and select Asia Pacific superstores are branded Paperchase. The Company owns substantially all of Paperchase, as discussed below.

The Company also operated 35 stores under the Books etc. name in the United Kingdom as of January 23, 2005, which are small-format stores located primarily in central London or in various airports in the United Kingdom. These stores primarily offer books and average 4,500 square feet in size, with the largest being 10,700 square feet and the smallest being 600 square feet.

In July 2004, the Company increased its 15% equity stake in Paperchase to 97%. Paperchase is the brand leader in design-led and innovative stationery retailing in the United Kingdom. As of January 23, 2005, the Company operated 72 Paperchase locations, including stand-alone stores and concessions in Borders, Books etc. and selected House of Fraser and Selfridges stores. The vast majority of Paperchase's merchandise is developed specifically by and for Paperchase and, as such, can only be found in Paperchase stores.

Internet

The Company, through its subsidiaries, has agreements with Amazon.com, Inc. ("Amazon") to operate Web sites utilizing the Borders.com, Waldenbooks.com, Borders.co.uk and Booksetc.co.uk URLs (the "Mirror Sites"). Under these agreements, Amazon is the merchant of record for all sales made through the Mirror Sites, and determines all prices and other terms and conditions applicable to such sales. Amazon is responsible for the fulfillment of all products sold through the Mirror Sites and retains all payments from customers. The Company receives referral fees for products purchased through the Mirror Sites. The agreements contain mutual indemnification provisions, including provisions that define between the parties the responsibilities with respect to any liabilities for sales, use and similar taxes, including penalties and interest, associated with products sold on the Mirror Sites. Currently, taxes are not collected with respect to products sold on the Mirror Sites except in certain states.

In addition, Borders has an agreement with Amazon to allow customers ordering certain book, music and movie products through certain of Amazon's Web sites to purchase and pick up the merchandise at Borders stores in the United States ("Express In-Store Pick Up"). Under this agreement, the Company is the merchant of record for all sales made through this service, and determines all prices and other terms and conditions applicable to such sales. The Company fulfills all products sold through Express In-Store Pick Up. In addition, the Company assumes all risk, cost and responsibility related to the sale and fulfillment of all products sold. The Company recognizes revenue upon customers' pick up of the merchandise at the store. The Company also pays referral fees to Amazon pursuant to this agreement.

Distribution

The Company believes that its centralized distribution system, consisting of 14 distribution facilities worldwide, significantly enhances its ability to manage inventory on a store-by-store basis. Inventory is shipped from vendors primarily to the Company's distribution centers. Approximately 87% and 71% of the books carried by Borders and Waldenbooks, respectively, are processed through the Company's distribution facilities. Approximately 85% of the inventory that arrives from publishers is processed within 48 hours for shipment to the stores, and new release titles and rush orders are processed within 24 hours. Borders purchases substantially all of its music and movie merchandise directly from manufacturers and utilizes the Company's own distribution center to ship approximately 95% of its music and movie inventory to its stores.

In general, books can be returned to their publishers at cost. Borders' and Waldenbooks' stores return books to the Company's centralized returns center near Nashville, Tennessee to be processed for return to the publishers. In general, Borders can return music and movie merchandise to its vendors at cost plus an additional fee to cover handling and processing costs.

As of January 23, 2005, the Company utilized distribution centers in the following localities:

Locality, Country	Number	Square Footage
Auckland, New Zealand	1	500
Bedfordshire, United Kingdom	1	67,000
California, United States	1	414,000
Cornwall, United Kingdom	1	47,000
Indiana, United States	1	96,000
Ohio, United States	1	172,000
Pennsylvania, United States	1	115,000
Puerto Rico	1	12,000
Singapore	1	8,000
St. Columb, United Kingdom	1	50,000
Tennessee, United States	3	926,000
Victoria, Australia	1	50,000
Total	14	1,957,500

The Company has undertaken a multi-year initiative to enhance the efficiency of its nationwide distribution and logistics network. A component of this strategy is the relocation of the Company's Harrisburg, Pennsylvania distribution facility to a new, larger, state-of-the-art facility near Carlisle, Pennsylvania in early 2006. In addition, the operations of the Company's Indiana facility, and those of a facility in Tennessee, will be transferred to other facilities, also in 2006. These changes will optimize inventory and supply chain management, and position the Company for continued future growth.

Employees

As of January 23, 2005, the Company had a total of approximately 14,800 full-time employees and approximately 17,900 part-time employees. When hiring new employees, the Company considers a number of factors, including education, experience, diversity, personality and orientation toward customer service. All new store employees participate in a training program that provides up to two weeks of in-store training in all aspects of customer service and selling, including title searches for in-stock and in-print merchandise, merchandising, sorting, operation of point of sale terminals and store policies and procedures. The Company believes that its relations with employees are generally excellent. In general, the Company's employees are not represented by unions, with the exception of the employees of two Borders stores. Employees of both stores elected to be represented by the United Food and Commercial Workers International Union ("UFCW"). The employees of both of these stores have ratified contracts which expire in 2006.

Trademarks and Service Marks

Borders®, Borders Book Shop®, Borders Books & Music®, and Borders Books Music Cafe® among other marks, are all registered trademarks and service marks used by Borders. Brentano's®, Waldenbooks®, and Waldenkids®, among other marks, are all registered trademarks and service marks used by Waldenbooks. Books etc.® is a registered trademark and service mark used by Borders (UK) Limited. Borders.com® is a registered trademark and service mark used by Borders Online, Inc. The Borders, Waldenbooks, Books etc., Borders.com, Waldenbooks.com, and Borders.co.uk service marks are used as trade names in connection with their business operations.

Executive Officers of the Company

Set forth below is certain information regarding the executive officers of the Company:

Name	Age	Position
Gregory P. Josefowicz	52	Chairman, President and Chief Executive Officer
Vincent E. Altruda	55	President, Borders Stores Worldwide
Thomas D. Carney	58	Senior Vice President, General Counsel and Secretary
Daniel T. Smith	40	Senior Vice President, Human Resources
Michael G. Spinozzi	45	Executive Vice President, Chief Marketing Officer
Cedric J. Vanzura	41	President, Waldenbooks Specialty Retail and Information Technology
Edward W. Wilhelm	46	Senior Vice President, Chief Financial Officer

Gregory P. Josefowicz has served as President, Chief Executive Officer and as a director of the Company since November 1999, and as Chairman of the Board since January 2002. For more than five years prior to joining the Company, he served in a variety of executive positions with Jewel-Osco, a food and drug retailer that is currently a division of Albertson's, Inc., most recently as President. Mr. Josefowicz also serves as a director of Ryerson Tull, Inc., a distributor and processor of metals, Spartan Stores, Inc. (until its 2005 annual meeting of shareholders scheduled for August 2005), a food retailer, and Petsmart, Inc., a provider of products, services and solutions for the lifetime needs of pets.

Vincent E. Altruda has served as President of the Company's International operations since December 1997 and as President of Borders Stores Worldwide since February 2004. From February 1997 through December 1997, Mr. Altruda served as Senior Vice President of Borders Store Development. From February 1995 through February 1997, Mr. Altruda served as Senior Vice President of Borders Store Operations. From December 1992 through February 1995, Mr. Altruda served as Vice President of Borders Store Operations.

Thomas D. Carney has been Senior Vice President, General Counsel and Secretary of the Company since December 1994. For more than five years prior to joining the Company, Mr. Carney was a Partner at the law firm of Dickinson, Wright, Moon, Van Dusen & Freeman in Detroit, Michigan.

Daniel T. Smith has served as Senior Vice President of Human Resources of the Company since March 2000. From April 1998 to March 2000, Mr. Smith served as Vice President of Human Resources of Waldenbooks. Mr. Smith served as Director of Human Resources for Waldenbooks from April 1996 to April 1998. He also served as Director of Compensation and Benefits of the Company from July 1995 to April 1996.

Michael G. Spinozzi has served as Executive Vice President and Chief Marketing Officer of the Company since January 2002. He also served as Senior Vice President of Sales and Marketing of Borders Stores from March 2001 to January 2002. For more than five years prior to joining the Company, he served in a variety of executive positions with Jewel-Osco stores, a food and drug retailer that is currently a division of Albertson's, Inc., and was most recently Senior Vice President of Marketing and Merchandising.

Cedric J. Vanzura has served as President of Waldenbooks Specialty Retail and Information Technology since March 2003. Prior to rejoining the Company, Mr. Vanzura served as Chief Strategy Officer, Information Systems and Services for General Motors Corporation from 2000 to 2003. He was President and Chief Operating Officer for

Lifemasters, a national disease management provider, from 1999 to 2000. From 1994 to 1999, Mr. Vanzura served in a variety of management positions with the Company, most recently as President of Borders Online.

Edward W. Wilhelm has served as Senior Vice President and Chief Financial Officer of the Company since August 2000. From 1997 through August 2000, Mr. Wilhelm served as Vice President of Planning, Reporting and Treasury for the Company. From 1994 through 1997, Mr. Wilhelm served as Vice President of Finance.

Risk Factors

The following risk factors and other information included in this Annual Report on Form 10-K should be carefully considered. The risks and uncertainties described below are not the only ones the Company faces. Additional risks and uncertainties not presently known to the Company or that the Company currently deems immaterial also may impair the Company's business operations. If any of the following risks occur, the Company's business, financial condition, operating results and cash flows could be materially adversely affected.

Expansion Strategy

The Company's growth strategy is dependent principally on its ability to open new superstores and operate them profitably. The Company has been engaged in an aggressive expansion and remodel program, pursuant to which it has opened 19 domestic superstores and completed major remodels of 33 existing domestic superstores in 2004. In 2005, the Company expects to open 15 to 20 domestic superstores and complete major remodels of approximately 80 to 100 existing domestic superstores. New stores opened in 2005 and the majority of remodeled stores will feature cafes offering Seattle's Best Coffee and gifts and stationery by Paperchase. The Company has also opened five International superstores in 2004, and expects to open 10 to 12 International superstores in 2005, primarily in the United Kingdom and Australia, including the first Borders franchise store, which will open in Malaysia. In addition, the Company plans to selectively update and convert 75 to 100 Waldenbooks stores to Borders Express, an extension of a market test that began in 2004 with the conversion of 37 existing Waldenbooks stores.

In general, the rate of the Company's expansion depends, among other things, on general economic and business conditions affecting consumer confidence and spending, the availability of qualified management personnel and the Company's ability to manage the operational aspects of its growth. It also depends upon the availability of adequate capital, which in turn depends in a large part upon cash flow generated by Borders and Waldenbooks.

The Company's expansion into international markets has additional risks. It is costly to establish international facilities and operations, and to promote the Company's brands internationally. Sales from the Company's International segment may not offset the expense of establishing and maintaining the related operations and, therefore, these operations may not be profitable on a sustained basis. The Company is also subject to a number of risks inherent in selling abroad, including, but not limited to, risks with respect to foreign exchange rate fluctuations, local economic and political conditions, restrictive governmental policies and laws (such as trade protection measures, limitations on the repatriation of funds, nationalization and consumer protection laws and restrictions on pricing or discounts), difficulty in developing and simultaneously managing a larger number of unique foreign operations as a result of distance, language and cultural differences, tax and other laws and policies of the U.S. and other jurisdictions and geopolitical events, including war and terrorism. In addition, local companies may have a substantial competitive advantage because of their greater understanding of, and focus on, the local customer, as well as their more established local brand name recognition. Also, the Company may not be able to hire, train, retain, motivate and manage required personnel, which may limit the Company's growth internationally.

The Company's future results will depend, among other things, on its success in implementing its expansion strategy. If stores are opened more slowly than expected, sales at new stores reach targeted levels more slowly than expected (or fail to reach targeted levels) or related overhead costs increase in excess of expected levels, the Company's ability to successfully implement its expansion strategy would be adversely affected. In addition, the Company expects to open new superstores in certain markets in which it is already operating superstores, which could adversely affect sales at those existing stores.

There can be no assurance that the Company will sustain its accelerated rate of superstore growth or that it will achieve and sustain acceptable levels of profitability, particularly as other leading national and regional book, music and movie store chains develop and open superstores.

Waldenbooks

Waldenbooks' results are highly dependent upon conditions in the mall retailing industry, including overall mall traffic. Mall traffic has been sluggish over the past several years and the Company expects it to remain sluggish for the foreseeable future. In addition, increased competition from superstores has adversely affected Waldenbooks' sales and comparable store sales. There can be no assurance that mall traffic will not decline further or that superstore competition, or other factors, will not further adversely affect Waldenbooks' sales.

Seasonality

The Company's business is highly seasonal, with sales generally highest in the fourth quarter. During 2004, 35.3% of the Company's sales and 90.3% of the Company's operating income were generated in the fourth quarter. The Company's results of operations depend significantly upon the holiday selling season in the fourth quarter; less than satisfactory net sales for such period could have a material adverse effect on the Company's financial condition or results of operations for the year and may not be sufficient to cover any losses which may be incurred in the first three quarters of the year. The Company's expansion program generally is weighted with store openings in the second half of the fiscal year. In the future, changes in the number and timing of store openings, or other factors, may result in different seasonality trends.

Competition

The retail book business is highly competitive. Competition within the retail book industry is fragmented, with Borders facing direct competition from other national superstore operators, as well as regional chains and superstores. In addition, Borders and Waldenbooks compete with each other, as well as other specialty retail stores that offer books in a particular area of specialty, independent single store operators, discount stores, drug stores, warehouse clubs, mail order clubs and mass merchandisers. In the future, Borders and Waldenbooks may face additional competition from other categories of retailers entering the retail book market.

The music and movie businesses are also highly competitive and Borders faces competition from large established music chains, established movie chains, as well as specialty retail stores, movie rental stores, discount stores, warehouse clubs and mass merchandisers. In addition, consumers receive television and mail order offers and have access to mail order clubs. The largest mail order clubs are affiliated with major manufacturers of pre-recorded music and may have advantageous marketing relationships with their affiliates.

The Internet has emerged as a significant channel for retailing in all media categories that the Company carries. In particular, the retailing of books, music and movies over the Internet is highly competitive. In addition, the Company faces competition from companies engaged in the business of selling books, music and movies via electronic means, including the downloading of books, music and movie content.

Consumer Spending Patterns

Sales of books, music and movies have historically been dependent upon discretionary consumer spending, which may be affected by general economic conditions, consumer confidence and other factors beyond the control of the Company. In addition, sales are dependent in part on the strength of new release products which are controlled by vendors. A decline in consumer spending on books, music and movies, or in bestseller book, music and movie buying could have a material adverse effect on the Company's financial condition and results of operations and its ability to fund its expansion strategy.

Foreign Exchange Risk

The results of operations of the International segment are exposed to foreign exchange rate fluctuations as the financial results of the applicable subsidiaries are translated from the local currency into U.S. dollars upon consolidation. As exchange rates vary, sales and other operating results, when translated, may differ materially from expectations. In addition, the Company is subject to gains and losses on foreign currency transactions, which could vary based on fluctuations in exchange rates and the timing of the transactions and their settlement.

Potential for Uninsured Losses and/or Claims

The Company is subject to the possibility of uninsured losses from risks such as terrorism, earthquakes, or floods, for which no, or limited, insurance coverage is maintained. The Company also is subject to risk of losses which may arise from adverse litigation results or other claims.

Changes to Information Technology Systems May Disrupt the Supply Chain

The Company's success depends, in large part, on its ability to source and distribute merchandise efficiently. The Company continues to evaluate and is currently implementing modifications and upgrades to its information technology systems supporting the supply chain, including merchandise planning and forecasting, inventory and price management. Modifications involve replacing legacy systems with successor systems or making changes to legacy systems. The Company is aware of the inherent risks associated with replacing and changing these core systems, including accurately capturing data, changes in inventory valuation and possibly encountering supply chain disruptions, and believes it is taking appropriate action to mitigate the risks through testing, training and staging implementation as well as securing appropriate commercial contracts with third-party vendors supplying such replacement technologies. The Company anticipates that the launch of these successor systems will take place in a phased approach over an approximate three-year period that began in 2004. There can be no assurances that the Company will successfully launch these new systems as planned or that they will occur without supply chain or other disruptions or without impacts on inventory valuation. These disruptions or impacts, if not anticipated and appropriately mitigated, could have a material adverse effect on the Company's financial condition and results of operations.

Reliance on Key Personnel

Management believes that the Company's continued success will depend to a significant extent upon the efforts and abilities of Mr. Gregory P. Josefowicz, Chairman, President and Chief Executive Officer, as well as certain other key officers of the Company and each of its subsidiaries. The loss of the services of Mr. Josefowicz or of such other key officers could have a material adverse effect on the Company. The Company does not maintain "key man" life insurance on any of its key officers.

Additional Information

The Company's Web site is located at www.bordersgroupinc.com. The Company makes available on this Web site under "Investors," annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports as soon as reasonably practicable after having electronically filed or furnished such materials to the U.S. Securities and Exchange Commission. Also available on this Web site are the Company's corporate governance documents, including its committee charters and its Business Conduct Policy and a Code of Ethics Relating to Financial Reporting. The Company will disclose on its Web site any amendments to the Business Conduct Policy or the Code of Ethics Relating to Financial Reporting and any waiver of such policies applicable to any executive officer.

Printed copies of any of the documents available on the Company's Web site will be provided to any shareholder without charge upon written request to Anne Roman, Investor Relations, Borders Group, Inc., 100 Phoenix Drive, Ann Arbor, Michigan 48108-2202.

The Company has filed with the Securities and Exchange Commission, as an exhibit to its Form 10-K annual reports for fiscal 2003 and 2004, the Sarbanes-Oxley Act Section 302 Certifications regarding the quality of the Company's public disclosure. During 2004, Mr. Josefowicz certified to the New York Stock Exchange that he was not aware of any violation by the Company of any NYSE Corporate Governance Listing Standards.

Item 2. Properties

Borders leases all of its stores. Borders' store leases generally have an average initial term of 15 to 20 years with multiple three- to five-year renewal options. At January 23, 2005, the average unexpired term under Borders' existing store leases in the United States was 12.0 years prior to the exercise of any options. The expiration of Borders' leases for stores open at January 23, 2005 are as follows:

Lease Terms to Expire During 12 Months Ending on or About January 31	Number of Stores
2006	9
2007	7
2008	8
2009	11
2010	13
2011 and later	414
Total	462

Waldenbooks leases all of its stores. Waldenbooks' store leases generally have an initial term of five to 10 years, and lease renewals generally have a term of one to three years. At present, the average unexpired term under Waldenbooks' existing store leases is approximately 2.2 years. The expiration of Waldenbooks' leases for stores open at January 23, 2005 are as follows:

Lease Terms to Expire During 12 Months Ending on or About January 31	Number of Stores
2006	350
2007	83
2008	55
2009	80
2010	78
2011 and later	59
Total	705

The Company leases all of its International superstores. International store leases generally have an initial term of 15 to 25 years. At present, the average unexpired term under existing International store leases is approximately 13.6 years. The expiration of International superstore leases for stores open at January 23, 2005 are as follows:

Lease Terms to Expire During 12 Months Ending on or About January 31	Number of Stores
2006	—
2007	1
2008	1
2009	2
2010	1
2011 and later	37
Total	42

Books etc. operated 35 stores in the United Kingdom as of January 23, 2005. Books etc. generally leases its stores under operating leases with terms ranging from 5 to 25 years. The average remaining lease term for Books etc. stores is 9.8 years. Paperchase operated 72 stores in the United Kingdom and Singapore as of January 23, 2005. Paperchase generally leases its stores under operating leases with terms ranging from 6 to 25 years. The average remaining lease term for Paperchase stores is 7.3 years.

The Company leases a portion of its corporate headquarters in Ann Arbor, Michigan and owns the remaining building and improvements. The Company leases all distribution centers.

Item 3. Legal Proceedings

Proceedings Terminated in the Fourth Quarter

Two former employees, individually and on behalf of a class consisting of current and former employees who worked as assistant managers in Borders stores in the state of California, filed an action against the Company in the Superior Court of California for the County of San Francisco. The action alleged that the individual plaintiffs and the class members worked hours for which they were entitled to receive, but did not receive, overtime compensation under California law. On December 2, 2004, the court granted final approval of a settlement pursuant to which the Company agreed to pay $3.5 million to resolve all claims asserted in the litigation. The Company classified this charge as "Legal settlement expense" in the consolidated statements of operations in 2003.

On October 22, 2004, Ann Arbor Store No. 1 L.L.C., a special purpose entity formed by Agree LP and Agree Realty Corporation that leases to the Company the Borders store and adjacent office space in downtown Ann Arbor, Michigan (the "Property"), filed a Complaint for Declaratory Relief against the Company. The Complaint sought a judgment ordering the Company to execute a lease for the Property at a rental rate that the Company disputed, as well as other relief. The matter was settled on March 1, 2005. The settlement, pursuant to which the Company executed a lease for the property at a mutually agreed upon rental rate, did not have a material adverse effect on the Company.

Pending Proceedings

On October 29, 2002, Gary Gerlinger, individually and on behalf of all other similarly situated consumers in the United States who, during the period from August 1, 2001 to the present, purchased books online from either Amazon.com, Inc. ("Amazon") or the Company, instituted an action against the Company and Amazon in the United States District Court for the Northern District of California. The Complaint alleges that the agreement pursuant to which an affiliate of Amazon operates Borders.com as a co-branded site (the "Mirror Site") violates federal anti-trust laws, California statutory law and the common law of unjust enrichment. The Complaint seeks injunctive relief, damages, including treble damages or statutory damages where applicable, attorneys fees, costs and disbursements, disgorgement of all sums obtained by allegedly wrongful acts, interest and declaratory relief. The Company has filed an answer denying any liability and also has filed a motion for summary judgment. The Court has issued an order granting the motion as to certain of plaintiff's claims, denying it as to others and requesting additional briefing on certain issues. The order also denied certain cross-motions filed by the plaintiff. The Company intends to vigorously defend the action. The Company has not included any liability in its consolidated financial statements in connection with this matter and has expensed as incurred all legal costs to date. Although an adverse resolution of this matter could have a material adverse effect on the result of the operations of the Company for the applicable period or periods, the Company does not believe that this matter will have a material effect on its liquidity or financial position.

Certain states and private litigants have sought to impose sales or other tax collection efforts on out-of-jurisdiction companies that engage in e-commerce. The Company currently is disputing a claim by the state of California relating to sales taxes that the state claims should have been collected on certain Borders.com sales in California which took place from May 1998 to August 2001, during which time the Company operated an Internet commerce site, Borders.com, and prior to implementation of the Company's Mirror Site agreement with Amazon. Also, the Company and Amazon have been named as defendants in actions filed by a private litigant on behalf of the states of Nevada and Illinois under the applicable state's False Claims Act relating to the failure to collect use taxes on Internet sales in Nevada and Illinois for periods both before and after the implementation of the Mirror Site Agreement. The Complaints seek judgments, jointly and severally, against the defendants for, among other things, injunctive relief, treble the amount of damages suffered by the states of Nevada and Illinois as a result of the alleged violations of the defendants, penalties, costs and expenses, including legal fees. A similar action previously filed against the Company in Tennessee has been dismissed and the appeal period has expired. Various motions to dismiss the Nevada and Illinois actions have been made by the Company and other retailers and by the respective attorney generals of those states. Certain of these motions have been denied and others remain pending.

The Company is vigorously defending all claims against the Company relating to any failure by it or Amazon to collect sales or other taxes relating to Internet sales. Although an adverse resolution of claims relating to the failure to collect sales or other taxes on online sales could have a material effect on the results of the operations of the Company for the applicable period or periods, the Company does not believe that any such claims will have a material adverse effect on its liquidity or financial position.

In addition to the matters described above, the Company is, from time to time, involved in or affected by other litigation incidental to the conduct of its businesses. While some of such matters may involve claims for large sums (including, from time to time, actions which are asserted to be maintainable as class action suits) the Company does not believe that any such other litigation or claims pending at the current time will have a material adverse effect on its liquidity, financial position, or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The following table sets forth, for the fiscal quarters indicated, the high and low closing market prices for the Company's Common Stock and the quarterly dividends declared.

	High	Low	Dividends Declared
Fiscal Quarter 2004			
First Quarter	$25.21	$21.27	$0.08
Second Quarter	$24.94	$22.09	$0.08
Third Quarter	$25.22	$21.42	$0.08
Fourth Quarter	$26.30	$21.95	$0.09
Fiscal Quarter 2003			
First Quarter	$15.84	$13.60	$ —
Second Quarter	$18.60	$15.50	$ —
Third Quarter	$21.76	$17.64	$ —
Fourth Quarter	$22.98	$21.20	$0.08

The Company's Common Stock is traded on the New York Stock Exchange under the symbol BGP.

As of March 22, 2005, there were 3,142 holders of record of the Company's Common Stock.

In December 2004, the Board of Directors declared a quarterly cash dividend of $0.09 per share, which equaled $6.6 million in total, on the Company's common stock, payable January 26, 2005 to stockholders of record at the close of business January 5, 2005. The Company has declared and paid quarterly cash dividends since November 2003, and intends to pay regular quarterly cash dividends, subject to Board approval, going forward. The declaration and payment of dividends is subject to the discretion of the Board and to certain limitations under the Michigan Business Corporation Act. In addition, the Company's ability to pay dividends is restricted by certain agreements to which the Company is a party. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources."

The following table provides information with respect to the equity compensation plan under which equity securities of the Company were authorized for issuance on January 23, 2005 (number of shares in thousands):

Plan Category	Number of Awards Outstanding[2]	Weighted-Average Exercise Price[3]	Number of Shares Available for Issuance
Plans approved by stockholders:			
2004 Long-Term Incentive Plan[1]	318	23.53	3,213

(1) The 2004 Long-Term Incentive Plan (the "2004 Plan") was approved by shareholders in May 2004, and replaced all prior equity compensation plans (the "Prior Plans"). At January 23, 2005, there were approximately 9.0 million stock options outstanding under the Prior Plans with a weighted-average exercise price of $21.48, which, if forfeited or cancelled, become available for issuance under the 2004 Plan.

(2) Number of awards outstanding as of January 23, 2005 includes approximately 288,000 restricted share units and approximately 29,862 stock options.

(3) Reflects the weighted-average exercise price of stock options outstanding as of January 23, 2005 only.

The table below presents the total number of shares repurchased during the fourth quarter of fiscal 2004:

Fiscal Period	Total Number of Shares	Average Price Paid per Share[1]	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[2]	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
October 25, 2004 through November 21, 2004	1,168,000	$22.83	1,168,000	$60,189,187
November 22, 2004 through December 26, 2004	1,366,260	$23.17	1,366,260	$31,965,755
December 27, 2004 through January 23, 2005	560,100	$25.65	560,100	$26,806,713
Total	3,094,360	$23.49	3,094,360	$26,806,713

(1) Average price paid per share includes commissions and is rounded to the nearest two decimal places.

(2) On May 20, 2003, the Company announced that the Board of Directors authorized an increase in the amount of share repurchases to $150.0 million (plus any proceeds and tax benefits resulting from stock option exercises and tax benefits resulting from restricted shares purchased by employees from the Company).

Note: In February 2005, the Board of Directors authorized an increase in the amount of share repurchases to $250.0 million (plus any proceeds and tax benefits resulting from stock option exercises and tax benefits resulting from restricted shares purchased by employees from the Company).

Item 6. Selected Financial Data

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and the notes thereto.

	Fiscal Year Ended				
(dollars in millions except per share data)	Jan. 23, 2005	Jan. 25, 2004 (restated)	Jan. 26, 2003 (restated)	Jan. 27, 2002 (restated)	Jan. 28, 2001[1] (restated)
Statement of Operations Data					
Borders sales	$2,588.9	$2,470.2	$2,319.0	$2,234.1	$2,107.7
Waldenbooks sales	779.9	820.9	852.2	902.1	944.3
International sales	510.7	407.5	314.9	251.7	219.2
Total sales	$3,879.5	$3,698.6	$3,486.1	$3,387.9	$3,271.2
Operating income	$ 216.7	$ 198.1	$ 187.6	$ 146.7	$ 123.1
Income from continuing operations	$ 131.9	$ 117.3	$ 107.6	$ 80.9	$ 66.4
Discontinued operations (net of tax)	—	—	—	—	30.2
Cumulative effect of accounting change (net of tax)	—	2.1	—	—	—
Net income	$ 131.9	$ 115.2	$ 107.6	$ 80.9	$ 36.2
Per Share Data					
Diluted earnings per common share from continuing operations	$ 1.69	$ 1.48	$ 1.31	$ 0.98	$ 0.83
Diluted loss per common share from discontinued operations	—	—	—	—	(0.38)
Diluted loss per common share from cumulative effect of accounting change	—	(0.02)	—	—	—
Diluted earnings per common share	$ 1.69	$ 1.46	$ 1.31	$ 0.98	$ 0.45
Cash dividends declared per common share	$ 0.33	$ 0.08	$ —	$ —	$ —
Balance Sheet Data					
Working capital	$ 569.4	$ 556.0	$ 463.0	$ 342.8	$ 223.4
Total assets	$2,628.8	$2,584.6	$2,378.0	$2,285.6	$2,138.4
Short-term borrowings	$ 141.0	$ 140.7	$ 112.1	$ 81.6	$ 143.5
Long-term debt, including current portion	$ 55.9	$ 57.3	$ 50.0	$ —	$ —
Long-term capital lease obligations, including current portion	$ 0.1	$ 0.4	$ 19.6	$ 51.4	$ 15.8
Stockholders' equity	$1,088.9	$1,100.6	$ 984.0	$ 908.2	$ 811.2

(1) The Company's 2000 fiscal year consisted of 53 weeks.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

Borders Group, Inc., through its subsidiaries, Borders, Inc. ("Borders"), Walden Book Company, Inc. ("Waldenbooks"), Borders (UK) Limited, Borders Australia Pty Limited and others (individually and collectively, "the Company"), is the second largest operator of book, music and movie superstores and the largest operator of mall-based bookstores in the world based upon both sales and number of stores. At January 23, 2005, the Company operated 504 superstores under the Borders name, including 462 in the United States, 26 in the United Kingdom, 11 in Australia, three in Puerto Rico, and one each in Singapore and New Zealand. The Company also operated 705 mall-based and other bookstores primarily under the Waldenbooks name in the United States and 35 bookstores under the Books etc. name in the United Kingdom. In addition, as of January 23, 2005 the Company owned and operated United Kingdom-based Paperchase Products Limited ("Paperchase"), a designer and retailer of stationery, cards and gifts, with 72 locations, including 28 located inside Borders International superstores.

The Company's business strategy is to continue its growth and increase its profitability through (i) expanding and refining its core domestic superstore business, (ii) driving International growth by expanding established markets and leveraging infrastructure investments, (iii) leveraging strategic alliances and in-store technologies which enhance the customer experience, and (iv) maximizing cash flow and profitability at Waldenbooks through a combination of selective growth and profit initiatives. Specifically, the Company has been engaged in an aggressive expansion and remodel program, pursuant to which it has opened 19 domestic Borders superstores and completed major remodels of 33 existing domestic superstores in 2004. In 2005, the Company expects to open 15 to 20 domestic superstores and complete major remodels of approximately 80 to 100 existing domestic superstores. New stores opened in 2005 and the majority of remodeled stores will feature cafe offerings by Seattle's Best Coffee and gifts and stationery merchandise by Paperchase. The Company also opened five International superstores in 2004. International store growth over the next several years will focus on existing markets, primarily in the United Kingdom and Australia, with approximately 10 to 12 International store openings planned in 2005, including the first Borders franchise store, which will open in Malaysia. The International segment achieved full year profitability in 2004, and continued profit growth is expected going forward. The Waldenbooks segment has experienced negative comparable store sales percentages for the past several years, primarily due to the overall decrease in mall traffic and the impact of superstore openings. The Company is continuing to implement its plan for the optimization of the Waldenbooks' store base in order to improve sales, net income and free cash flow. This plan could result in further store closing costs or asset impairments over the next few years, but at a lesser rate going forward. In addition, Waldenbooks manages the Company's seasonal businesses and small format stores, including those in airports and outlet malls, and selective growth in these areas is expected in 2005. The Company also plans to selectively update and re-brand 75 to 100 Waldenbooks stores as Borders Express, an extension of a market test that began in 2004 with similar conversions of 37 existing Waldenbooks stores. The Company's objectives with respect to these initiatives are to continue to grow consolidated sales and earnings in 2005 and earn an acceptable return on its investment.

Subject to Board approval, the Company plans to provide returns to stockholders through quarterly cash dividends and share repurchases by utilizing free cash flow generated by the business. In February 2005, the Board of Directors authorized an increase in the amount of potential share repurchases to $250.0 million (plus any proceeds and tax benefits resulting from stock option exercises and tax benefits resulting from restricted shares purchased by employees from the Company). In December 2004, the Board of Directors voted to increase the quarterly cash dividend by 12.5% to $0.09 per share on the Company's common stock.

The Company, through its subsidiaries, has agreements with Amazon.com, Inc. ("Amazon") to operate Web sites utilizing the Borders.com, Waldenbooks.com, Borders.co.uk and Booksetc.co.uk URLs (the "Mirror Sites"). Under these agreements, Amazon is the merchant of record for all sales made through the Mirror Sites, and determines all prices and other terms and conditions applicable to such sales. Amazon is responsible for the fulfillment of all products sold through the Mirror Sites and retains all payments from customers. The Company receives referral fees for products purchased through the Mirror Sites. The agreements contain mutual indemnification provisions, including provisions that define between the parties the responsibilities with respect to any liabilities for sales, use and similar taxes, including penalties and interest, associated with products sold on the Mirror Sites. Currently, taxes are not collected with respect to products sold on the Mirror Sites except in certain states.

In addition, Borders has an agreement with Amazon to allow customers ordering certain book, music and movie products through certain of Amazon's Web sites to purchase and pick up the merchandise at Borders stores in the United States ("Express In-Store Pick Up"). Under this agreement, the Company is the merchant of record for all sales made through this service, and determines all prices and other terms and conditions applicable to such sales. The Company fulfills all products sold through Express In-Store Pick Up. In addition, the Company assumes all risk, cost and responsibility related to the sale and fulfillment of all products sold. The Company recognizes revenue upon customers' pick up of the merchandise at the store. The Company also pays referral fees to Amazon pursuant to this agreement.

In July 2004, the Company invested cash of $24.1 million, including debt repayment of $4.1 million, in connection with an increase in its 15% equity stake in Paperchase Products, Ltd. (Paperchase), a leading stationery retailer in the United Kingdom, to 97%. At the time of the acquisition, Paperchase operated 61 locations, including more than a third of which were located inside Borders International superstores. The acquisition has been accounted for as a purchase in the Company's International segment.

In August 2004, the Company entered into a licensing agreement with Seattle's Best Coffee LLC ("Seattle's Best"), a wholly-owned subsidiary of Starbucks Corporation, through which the Company will operate Seattle's Best-branded cafes within substantially all of the Company's existing Borders superstores in the continental U.S. and Alaska, and new stores as they are opened. Cafes located within existing Borders superstores will be converted to Seattle's Best cafes beginning in early 2005, and continue over the next few years. These cafes will continue to be managed and staffed by Company employees, who will be trained on Seattle's Best brand standards and procedures. Seattle's Best will also provide brand direction, including branded products and oversight, and will receive royalty payments from the Company.

The Company has signed an agreement with Berjaya Group Berhad ("Berjaya"), a publicly-listed diversified corporation headquartered in Malaysia, to establish a franchise arrangement under which Berjaya will operate Borders stores in Malaysia, the first of which is expected to open in April 2005.

The Company's fiscal years have ended on the Sunday immediately preceding the last Wednesday in January. Fiscal 2004 consisted of 52 weeks and ended January 23, 2005. Fiscal 2003 consisted of 52 weeks and ended January 25, 2004. Fiscal 2002 consisted of 52 weeks and ended January 26, 2003. References herein to years are to the Company's fiscal years.

On December 10, 2004, the Board of Directors of the Company approved a change in the Company's fiscal year-end. Effective with respect to fiscal 2005, the Company elected to change its fiscal year to a 52/53-week fiscal year ending on the Saturday closest to the last day of January. The Company implemented this change in order to conform to industry standards and for certain administrative purposes. As a result of the change, the Company's 2005 fiscal year will consist of 53 weeks, and will end on January 28, 2006. The Company's first three quarters of fiscal 2005 will end on April 23, 2005, July 23, 2005 and October 22, 2005, respectively.

Restatement of Prior Year Financial Statements

In light of announcements made by a number of public companies regarding lease accounting and a recently issued SEC clarification on the subject, the Company has reevaluated its lease accounting practices. As a result, the Company has corrected its computation of straight-line rent expense, depreciation of leasehold improvements and the classification of landlord allowances related to leasehold improvements (the "Restatement").

Since fiscal 2000, the Company has depreciated leasehold improvements relating to leased properties over the shorter of the assets' estimated useful lives or the initial lease terms, excluding any renewal options. This is consistent with the Company's utilization of initial lease terms in its calculation of straight-line rent expense, including periods prior to fiscal 2000. For Borders stores opened in fiscal 1999 and earlier, however, the Company depreciated leasehold improvements over a 20-year period while the straight-line rent expense in those same years was computed over the initial lease terms, which in some cases were less than 20 years. Therefore, to ensure compliance with GAAP, the Company has corrected its calculation of its depreciation of leasehold improvements to utilize the shorter of their estimated useful lives or the initial terms of the related leases.

In addition, the Company changed its classification of landlord allowances on the consolidated balance sheets and statements of cash flows. Historically, landlord allowances were classified on the Company's consolidated balance sheets as reductions of property and equipment, and were classified as a reduction in capital expenditures, an investing activity, on the Company's consolidated statements of cash flows. In order to comply with the provisions of FASB Technical Bulletin No. 88-1, "Issues Relating to Accounting for Leases" ("FTB 88-1"), however, the Company has classified landlord allowances primarily as deferred rent liabilities, in "Other long-term liabilities" on the Company's consolidated balance sheets, and as an operating activity on the Company's consolidated statements of cash flows.

Also, the Company had recognized the straight-line rent expense for leases beginning on the commencement date of the lease, which had the effect of excluding the construction build-out period of its stores from the calculation of the period over which it expenses rent. The accounting for straight-line rent expense has been corrected to include the construction build-out period.

We did not amend our previously filed Annual Reports on Form 10-K or Quarterly Reports on Form 10-Q for the Restatement, and the financial statements and related financial information contained in such reports should no longer be relied upon. See "Note 2 — Restatement of Prior Year Financial Statements" of the notes to consolidated financial statements for further information with respect to the Restatement.

Throughout "Management's Discussion and Analysis of Financial Condition and Results of Operations," all referenced amounts for prior periods and prior period comparisons reflect the balances and amounts on a restated basis.

Results of Operations

The following table presents the Company's consolidated statements of operations data, as a percentage of sales, for the three most recent fiscal years.

	Jan. 23, 2005	Jan. 25, 2004	Jan. 26, 2003
Sales	100.0%	100.0%	100.0%
Other revenue	0.6	0.9	0.8
Total revenue	100.6	100.9	100.8
Cost of merchandise sold (includes occupancy)	72.3	72.7	72.2
Gross margin	28.3	28.2	28.6
Selling, general and administrative expenses	22.4	22.2	22.6
Legal settlement expense	—	0.1	—
Pre-opening expense	0.1	0.2	0.2
Asset impairments and other writedowns	0.2	0.3	0.4
Operating income	5.6	5.4	5.4
Interest expense	0.2	0.2	0.4
Income before income tax	5.4	5.2	5.0
Income tax	2.0	2.0	1.9
Income before cumulative effect of accounting change	3.4	3.2	3.1
Cumulative effect of accounting change (net of tax)	—	0.1	—
Net income	3.4%	3.1%	3.1%

Consolidated Results — Comparison of 2004 to 2003

Sales

Consolidated sales increased $180.9 million, or 4.9%, to $3,879.5 million in 2004 from $3,698.6 million in 2003. This resulted primarily from increased sales in the Borders segment, due to the opening of new superstores, and the International segment, due to the opening of new superstores, the acquisition of Paperchase, positive comparable store sales and favorable foreign currency exchange rates. A decrease in sales of the Waldenbooks segment partially offset the increase in consolidated sales, due primarily to store closures and negative comparable store sales.

Comparable store sales for all Borders superstores increased 0.6% in 2004. Comparable store sales measures for all Borders superstores, which are based upon a 52-week year, include all stores open more than one year except those not offering music (of which there are 13, representing approximately 2% of total sales). New stores are included in the calculation of comparable store sales measures upon the 13th month of operation. The comparable store sales increase for 2004 was due to primarily to strong comparable store sales of digital videodiscs ("DVDs"), as well as positive comparable store sales of books, especially in mystery/thrillers, political books and adult fiction. Partially offsetting these increases in comparable store sales were negative comparable store sales in the music category. The impact of price changes on comparable store sales was not significant.

Waldenbooks' comparable store sales decreased 2.0% in 2004. Waldenbooks' comparable store sales measures, which are based upon a 52-week year, include all stores open more than one year. New stores are included in the calculation of comparable store sales measures upon the 13th month of operation. The Company's mall-based seasonal businesses are also included in Waldenbooks' comparable store sales measures. The comparable store sales decrease for 2004 was primarily due to a decline in store traffic due to the sluggish mall environment and weaker book bestsellers which impacted Waldenbooks to a greater degree than Borders superstores. These factors were partially offset by sales within the seasonal business, which increased 5.1% over the prior year, primarily due to an increased number of locations and to improved execution of the Company's seasonal business strategy. The impact of price changes on comparable store sales was not significant.

Other Revenue

Other revenue consists primarily of membership income from Waldenbooks' Preferred Reader Program.

Until October 2004, Waldenbooks sold memberships in its Preferred Reader Program, which offered members discounts on purchases and other benefits. Waldenbooks has phased out its Preferred Reader Program and is replacing it with other promotional programs in order to maximize long-term sales and earnings. The Company recognizes membership income on a straight-line basis over the 12-month term of the membership, and categorizes the income as "Other revenue" in the Company's consolidated statements of operations. Discounts on purchases are netted against "Sales" in the Company's consolidated statements of operations.

Due primarily to the change in the Preferred Reader Program, other revenue has decreased $8.9 million, or 27.5%, to $23.5 million in 2004 from $32.4 million in 2003.

Gross Margin

Consolidated gross margin increased $57.4 million, or 5.5%, to $1,099.4 million in 2004 from $1,042.0 million in 2003. As a percentage of sales, consolidated gross margin increased by 0.1%, to 28.3% in 2004 from 28.2% in 2003. This primarily resulted from an increase in gross margin as a percentage of sales for the Borders and International segments, partially offset by a decrease as a percentage of sales in the Waldenbooks segment. The increase in the Borders segment was primarily due to decreased bestseller discounts. The increase in the International segment resulted from a decrease in merchandise costs, primarily due to the higher product margins generated by Paperchase and the weakness of the U.S. dollar. The decrease in the Waldenbooks segment was due to decreased other revenue as a percentage of sales due to the change in the Preferred Reader Program, as previously discussed.

The Company classifies the following items as "Cost of merchandise sold (includes occupancy)" on its consolidated statements of operations: product costs and related discounts, markdowns, freight, shrinkage, capitalized inventory costs, distribution center costs (including payroll, rent, supplies, depreciation, and other operating expenses), and store occupancy costs (including rent, common area maintenance, depreciation, repairs and maintenance, taxes, insurance, and others). The Company's gross margin may not be comparable to that of other retailers, which may exclude the costs related to their distribution network from cost of sales and include them in other financial statement lines.

Selling, General and Administrative Expenses

Consolidated selling, general and administrative expenses ("SG&A") increased $49.3 million, or 6.0%, to $870.7 million in 2004 from $821.4 million in 2003. As a percentage of sales, it increased 0.2% to 22.4% in 2004 from 22.2% in 2003. This increase primarily resulted from increases in SG&A expenses as a percentage of sales for the Borders, Waldenbooks and International segments. Borders SG&A expenses as percentage of sales increased primarily due to increased advertising and store payroll expense. The International increase in SG&A expenses as a percentage of sales was primarily the result of increased advertising, administrative payroll expenses and store operating costs of Paperchase. The Waldenbooks increase was primarily due to increased store payroll expenses and store operating expenses as a percentage of sales.

The Company classifies the following items as "Selling, general and administrative expenses" on its consolidated statements of operations: store and administrative payroll, utilities, supplies and equipment costs, credit card and bank processing fees, bad debt, legal and consulting fees, certain advertising income and expenses and others.

Asset Impairments and Other Writedowns

In 2004, the Company recorded a $6.2 million writedown related to the impairment of certain long-lived assets (primarily leasehold improvements, furniture, and fixtures), at certain underperforming Borders, Waldenbooks and Books etc. stores. In addition, the Company recorded a $1.0 million charge related to the closure costs of certain Waldenbooks stores.

In 2003, the Company recorded a $6.9 million charge related to the impairment of certain long-lived assets (primarily leasehold improvements, furniture, and fixtures), of certain Borders and Waldenbooks stores. In addition, the Company recorded a $0.6 million charge related to the closure costs of certain Waldenbooks stores. The Company also recorded a $4.5 million charge related to the impairment of certain capitalized technology initiatives, resulting from the Company's reevaluation of its technology strategy.

Interest Expense

Consolidated interest expense increased $0.4 million, or 4.6%, to $9.1 million in 2004 from $8.7 million in 2003. This was primarily due to a higher weighted average interest rate in 2004 as compared to 2003.

Taxes

The effective tax rate differed for the years presented from the federal statutory rate primarily as a result of state income taxes, partially offset by international operations. The Company's effective tax rate used was 36.5% in 2004 compared to 38.0% in 2003. This decrease was primarily due to lower taxes from international operations.

Cumulative Effect of Accounting Change

In 2003, Borders recorded a $2.1 million charge, comprised of non-cash depreciation costs, resulting from the implementation of Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46").

Net Income

Due to the factors mentioned above, net income as a percentage of sales increased 0.3%, to 3.4% from 3.1% in 2003, and net income dollars increased to $131.9 million in 2004 from $115.2 million in 2003.

Consolidated Results — Comparison of 2003 to 2002

Sales

Consolidated sales increased $212.5 million, or 6.1%, to $3,698.6 million in 2003 from $3,486.1 million in 2002. This resulted primarily from increased sales in the Borders and International segments due to the opening of new superstores and favorable foreign currency exchange rates. A decrease in sales of the Waldenbooks segment partially offset the increase in consolidated sales, due primarily to store closures and negative comparable store sales.

Comparable store sales for all Borders superstores increased 0.5% in 2003. Comparable store sales measures for all Borders superstores, which are based upon a 52-week year, include all stores open more than one year except those not offering music (of which there are 10, representing approximately 2% of total sales). New stores are included in the calculation of comparable store sales measures upon the 13th month of operation. The comparable store sales increase for 2003 was due primarily to the movie and gifts and stationery categories, which experienced strong positive comparable store sales, partially offset by negative comparable store sales in the music category. Comparable store sales of books remained relatively flat for the year. Sales of movies improved on a comparable store basis primarily as the result of increased sales of DVDs. Sales of the gifts and stationery category also increased, principally the result of category management initiatives resulting in product enhancements, improved placements, and a slight increase in space allocation. Negative comparable store sales in the music category were consistent with the overall decline in music industry sales. The impact of price changes on comparable store sales was not significant.

Waldenbooks' comparable store sales decreased 0.6% in 2003. Waldenbooks' comparable store sales measures, which are based upon a 52-week year, include all stores open more than one year. New stores are included in the calculation of comparable store sales measures upon the 13th month of operation. The Company's mall-based seasonal businesses are also included in Waldenbooks' comparable store sales measures. The comparable store sales decrease for 2003 was primarily due to decreased mall traffic and the impact of superstore openings. These factors were partially offset by sales within the seasonal business, which increased 15.6% over the prior year, primarily due to an increased number of locations and to improved execution of the Company's seasonal business strategy. This also slightly increased the calendar category's percentage of Waldenbooks' overall merchandise mix relative to the book and gifts and stationery categories. The impact of price changes on comparable store sales was not significant.

Other Revenue

Other revenue consists primarily of membership income from Waldenbooks' Preferred Reader Program.

Waldenbooks sold memberships in its Preferred Reader Program, which offered members discounts on purchases and other benefits. The Company recognizes membership income on a straight-line basis over the 12-month term of the membership, and categorizes the income as "Other revenue" in the Company's consolidated statements of operations. Discounts on purchases are netted against "Sales" in the Company's consolidated statements of operations.

Gross Margin

Consolidated gross margin increased $45.9 million, or 4.6%, to $1,042.0 million in 2003 from $996.1 million in 2002. As a percentage of sales, however, consolidated gross margin decreased by 0.4%, to 28.2% in 2003 from 28.6% in 2002. This primarily resulted from a decrease in gross margin as a percentage of sales for the Borders segment, partially offset by an increase in the International and Waldenbooks segments. The decline in the Borders segment was primarily due to increased occupancy costs as a percentage of sales and increased bestseller discounts. The increase in the International segment resulted from a decrease in merchandise costs, due to improved vendor terms in the United Kingdom and the weakness of the U.S. dollar. The increase in the Waldenbooks segment was due to decreased product costs.

The Company classifies the following items as "Cost of merchandise sold (includes occupancy)" on its consolidated statements of operations: product costs and related discounts, markdowns, freight, shrinkage, capitalized inventory costs, distribution center costs (including payroll, rent, supplies, depreciation, and other operating expenses), and store occupancy costs (including rent, common area maintenance, depreciation, repairs and maintenance, taxes, insurance, and others). The Company's gross margin may not be comparable to that of other retailers, which may exclude the costs related to their distribution network from cost of sales and include them in other financial statement lines.

Selling, General and Administrative Expenses

Consolidated SG&A increased $35.1 million, or 4.5%, to $821.4 million in 2003 from $786.3 million in 2002. As a percentage of sales, however, it decreased 0.4% to 22.2% in 2003 from 22.6% in 2002. This decrease primarily resulted from decreases in SG&A expenses as a percentage of sales for the International and Borders segments, partially offset by an increase in Waldenbooks SG&A as a percentage of sales. International SG&A expenses as a percentage of sales improved as the result of store payroll expenses, store operating expenses, administrative payroll, other administrative expenses and advertising costs increasing at rates less than sales growth. The Borders decrease was related to increased income from the Company's gift certificate program, resulting from favorable redemption trends, and a decrease in store operating expenses due to disciplined cost controls at the store level. The Waldenbooks increase was primarily due to increased store payroll expenses, partially offset by a decrease in store operating expenses, as a percentage of sales.

The Company classifies the following items as "Selling, general and administrative expenses" on its consolidated statements of operations: store and administrative payroll, utilities, supplies and equipment costs, credit card and bank processing fees, bad debt, legal and consulting fees, certain advertising income and expenses and others.

Legal Settlement Expense

In January 2004, a settlement was reached pursuant to which the Company agreed to pay $3.5 million, categorized as "Legal settlement expense" in the consolidated statements of operations during 2003, to resolve all claims asserted in the California overtime litigation. This action was brought by two former employees, individually and on behalf of a purported class consisting of all current and former employees who worked as assistant managers in Borders stores in the state of California at any time between April 10, 1996, and the present. The court approved the settlement in December 2004.

Asset Impairments and Other Writedowns

In 2003, the Company recorded a $6.9 million charge related to the impairment of certain long-lived assets (primarily leasehold improvements, furniture, and fixtures), of certain Borders and Waldenbooks stores. In addition, the Company recorded a $0.6 million charge related to the closure costs of certain Waldenbooks stores. The Company also recorded a $4.5 million charge related to the impairment of certain capitalized technology initiatives, resulting from the Company's reevaluation of its technology strategy.

In 2002, the Company recorded a $14.4 million charge related to the impairment of certain long-lived assets (primarily leasehold improvements, furniture, and fixtures), of certain Borders, Waldenbooks and Books etc. stores. In addition, the Company adopted a plan to close certain underperforming Waldenbooks stores and a Books etc. store and recorded a $0.9 million charge for the closing costs of those stores.

Interest Expense

Consolidated interest expense decreased $3.9 million, or 31.0%, to $8.7 million in 2003 from $12.6 million in 2002. This was primarily due to lower average debt levels resulting largely from increased cash flow generated by the Borders segment.

Taxes

The effective tax rate for the years presented differed from the federal statutory rate primarily as a result of state income taxes. The Company's effective tax rate used was 38.0% in 2003 compared to 38.5% in 2002. This was primarily due to increased profit in foreign jurisdictions which is taxed at a lower rate than domestic profit.

Cumulative Effect of Accounting Change

In 2003, Borders recorded a $2.1 million charge, comprised of non-cash depreciation costs, resulting from the implementation of FIN 46.

Net Income

Due to the factors mentioned above, net income as a percentage of sales remained flat at 3.1% in 2003 and 2002, and net income dollars increased to $115.2 million in 2003 from $107.6 million in 2002.

Segment Results

The Company is organized based upon the following operating segments: domestic Borders stores, International stores (including Borders, Books etc. and Paperchase stores), Waldenbooks Specialty Retail stores ("Waldenbooks"), and Corporate (consisting of the unallocated portion of interest expense, certain corporate governance costs and corporate incentive costs). See "Note 18 — Segment Information" in the notes to consolidated financial statements for further information relating to these segments.

Segment data includes charges allocating all corporate support costs to each segment. Interest income and expense are allocated to segments based upon the cash flow generated or absorbed by those segments. The Company utilizes fixed interest rates, approximating the Company's medium-term borrowing and investing rates, in calculating segment interest income and expense.

Borders

(dollar amounts in millions)	2004	2003	2002
Sales	$2,588.9	$2,470.2	$2,319.0
Net income	$ 112.0	$ 97.3	$ 100.2
Net income as % of sales	4.3%	3.9%	4.3%
Depreciation expense	$ 80.4	$ 79.5	$ 76.3
Interest (income) expense	$ (5.4)	$ (1.9)	$ 2.5
Store openings	19	41	41
Store closings	2	—	—
Store count	462	445	404

Borders — Comparison of 2004 to 2003

Sales

Borders' sales increased $118.7 million, or 4.8%, to $2,588.9 million in 2004 from $2,470.2 million in 2003. This increase was comprised of non-comparable sales primarily associated with 2004 and 2003 store openings.

Gross Margin

Gross margin as a percentage of sales increased approximately 0.3%, to 29.3% in 2004 from 29.0% in 2003, primarily due to decreased markdowns of 0.4% as a percentage of sales, resulting from higher bestseller discounts in 2003. Partially offsetting the decrease in markdowns are increased distribution costs of 0.1% as a percentage of sales. The overall mix of merchandise sold by Borders stores did not significantly change, or affect margin rates significantly, in 2004 as compared to 2003.

Gross margin dollars increased $42.2 million, or 5.9%, to $758.6 million in 2004 from $716.4 million in 2003, primarily due to new store openings and the increase in gross margin percentage noted above.

Selling, General and Administrative Expenses

SG&A as a percentage of sales increased 0.2%, to 22.1% in 2004 from 21.9% in 2003, primarily as a result of an increase in advertising expenses of 0.3% as a percentage of sales and increased store payroll expenses of 0.2% as a percentage of sales. These factors were partially offset by a decrease in corporate administrative expenses of 0.2% as a percentage of sales due to disciplined cost controls at the corporate level. In addition there was a decrease of 0.1% in administrative payroll costs as a percentage of sales. Store operating costs remained flat as a percentage of sales.

SG&A dollars increased $31.2 million, or 5.8%, to $573.2 million in 2004 from $542.0 million in 2003, primarily due to new store openings and the increased store payroll and operating expenses required.

Asset Impairments and Other Writedowns

In 2004, the Company recorded a $4.5 million writedown related to the impairment of assets at certain underperforming Borders stores.

In 2003, the Company recorded a $6.6 million writedown related to the impairment of assets at certain underperforming Borders stores. Borders also incurred a $3.0 million writedown related to the impairment of certain capitalized technology initiatives.

Depreciation

Depreciation expense increased $0.9 million, or 1.1%, to $80.4 million in 2004 from $79.5 million in 2003. This was primarily the result of increased depreciation expense recognized on new and remodeled stores' capital expenditures, as well as accelerated depreciation related to store remodels.

Interest Income

Interest income increased $3.5 million, to $5.4 million in 2004 from $1.9 million in 2003. This was due to the generation of increased cash flow, which reduced average borrowing levels at fixed internal interest rates.

Cumulative Effect of Accounting Change

In 2003, Borders recorded a $2.1 million charge, comprised of non-cash depreciation costs, resulting from the implementation of FIN 46.

Net Income

Due to the factors mentioned above, net income as a percentage of sales increased to 4.3% in 2004 from 3.9% in 2003, and net income dollars increased $14.7 million, or 15.1%, to $112.0 million in 2004 from $97.3 million in 2003.

Effect of Terrorist Attacks on September 11, 2001

As a result of the terrorist attacks on September 11, 2001, a Borders store that operated in the World Trade Center in New York City was destroyed. The loss of that store's sales and net income was not material to the consolidated 2004, 2003 or 2002 results as a whole. The Company was insured for the replacement value of the assets destroyed at the store and up to 24 months of lost income from business interruption coverage and recognized a total recovery of $19.9 million. The Company does not expect to recover additional insurance amounts relating to this incident.

During 2004, the Company recognized as income its final insurance reimbursement of $1.2 million related to the September 11, 2001 loss. Of this, $0.9 million was categorized as an offset to "Selling, general and administrative expenses". This amount primarily represented the excess of lost assets' replacement value over their net book value. It is the Company's policy to record gains and losses on asset disposals as a part of "Selling, general and administrative expenses". The remaining $0.3 million was related to pre-opening expenses incurred in the opening of replacement stores in New York City. This was categorized as an offset to "Pre-opening expense" on the consolidated statements of operations.

During 2003, the Company recognized a $2.8 million gain from insurance proceeds related to the terrorist attacks. Of this, $0.7 million represented business interruption proceeds for 2003. In addition, $1.8 million primarily represented the excess of lost assets' replacement value over their net book value. The remaining $0.3 million was related to pre-opening expenses incurred in the opening of replacement stores in New York City.

During 2002, the Company recognized a $2.9 million gain from insurance proceeds related to the terrorist attacks. Of this, $1.2 million represented business interruption proceeds for 2002. The remaining $1.7 million primarily represented the excess of lost assets' replacement value over their net book value.

Borders — Comparison of 2003 to 2002

Sales

Borders' sales increased $151.2 million, or 6.5%, to $2,470.2 million in 2003 from $2,319.0 million in 2002. This increase was comprised of non-comparable sales primarily associated with 2003 and 2002 store openings.

Gross Margin

Gross margin as a percentage of sales decreased approximately 0.8%, to 29.0% in 2003 from 29.8% in 2002. The largest contributor to this decrease was a 0.7% increase in store occupancy costs as a percentage of sales primarily as a result of the stores' rent, common area maintenance, property taxes, and insurance expenses representing a higher percentage of sales. This was primarily due to new stores' rent costs representing a higher percentage of sales than older stores and the increased lease costs related to the permanent refinancing of certain stores previously financed through the Original Lease Facility. In addition, the gross margin percentage decreased approximately 0.2% due to increased bestseller discounts. Offsetting these items was a decrease in distribution costs of 0.1%. The overall mix of merchandise sold by Borders stores did not significantly change, or affect margin rates significantly, in 2003 as compared to 2002.

Gross margin dollars increased $26.3 million, or 3.8%, to $716.4 million in 2003 from $690.1 in 2002, primarily due to new store openings, partially offset by the decrease in gross margin percentage noted above.

Selling, General and Administrative Expenses

SG&A as a percentage of sales improved 0.4%, to 21.9% in 2003 from 22.3% in 2002, primarily as a result of a decrease of 0.4% of administrative costs as a percentage of sales. The decrease in administrative costs was due to increased income from the Company's gift certificate program resulting from favorable redemption trends. Store payroll, store operating expenses, corporate administrative payroll and advertising costs remained flat as a percentage of sales.

SG&A dollars increased $25.9 million, or 5.0%, to $542.0 million in 2003 from $516.1 in 2002, primarily due to new store openings and the increased store payroll and operating expenses required.

Asset Impairments and Other Writedowns

In 2003, the Company recorded a $6.6 million writedown related to the impairment of assets at certain underperforming Borders stores. Borders also incurred a $3.0 million writedown related to the impairment of certain capitalized technology initiatives.

In 2002, the Company recorded a $3.3 million writedown related to the impairment of assets at certain underperforming Borders stores.

Depreciation

Depreciation expense increased $3.2 million, or 4.2%, to $79.5 million in 2003 from $76.3 million in 2002. This was primarily the result of increased depreciation expense recognized on new stores' capital expenditures.

Interest Income

Interest income increased $4.4 million to $1.9 million in 2003 from an expense of $2.5 million in 2002. This was due to the generation of increased cash flow, which reduced average borrowing levels at fixed internal interest rates.

Cumulative Effect of Accounting Change

In 2003, Borders recorded a $2.1 million charge, comprised of non-cash depreciation costs, resulting from the implementation of FIN 46.

Net Income

Due to the factors mentioned above, net income as a percentage of sales decreased to 3.9% in 2003 from 4.3% in 2002, and net income dollars decreased $2.9 million, or 2.9%, to $97.3 million in 2003 from $100.2 million in 2002.

Waldenbooks

(dollar amounts in millions)	2004	2003	2002
Sales	$ 779.9	$ 820.9	$ 852.2
Other revenue	$ 15.3	$ 24.1	$ 25.0
Net income	$ 41.5	$ 48.8	$ 41.1
Net income as % of sales	5.3%	5.9%	4.8%
Depreciation expense	$ 16.7	$ 18.5	$ 20.6
Interest income	$ 42.2	$ 38.8	$ 33.5
Store openings	15	12	7
Store closings	43	74	55
Store count	705	733	795

Waldenbooks — Comparison of 2004 to 2003

Sales

Waldenbooks' sales decreased $41.0 million, or 5.0%, to $779.9 million in 2004 from $820.9 million in 2003. This decrease was comprised of decreased comparable store sales of $12.8 million and decreased non-comparable sales associated with 2004 and 2003 store closings of $28.2 million.

Other Revenue

Waldenbooks' other revenue, which consists primarily of membership income from the Preferred Reader Program, decreased $8.8 million, or 36.5%, to $15.3 million in 2003 from $24.1 million in 2003. This was due to the change in the Preferred Reader Program as previously discussed.

Gross Margin

Gross margin as a percentage of sales decreased 1.0%, to 27.4% in 2004 from 28.4% in 2003. This was primarily due to a 1.0% decrease in other revenue as a percentage of sales, due to the change in the Preferred Reader Program previously discussed, as well as an increase in freight costs of 0.1% as a percentage of sales. These factors were partially offset by a decrease in markdowns of 0.1%, due to higher bestseller discounts in 2003.

Gross margin dollars decreased $19.9 million, or 8.5%, to $213.6 million in 2004 from $233.5 million in 2003, primarily due to store closures and the decrease in gross margin percentage noted above.

Selling, General and Administrative Expenses

SG&A as a percentage of sales increased 0.7%, to 23.9% in 2004 from 23.2% in 2003, primarily resulting from a 0.5% increase in store payroll and other operating expenses as a percentage of sales, due to sales decreasing at a faster rate than payroll and other operating expenses, and a 0.2% increase in corporate payroll and non-payroll costs as a percentage of sales.

SG&A dollars decreased $4.3 million, or 2.3%, to $186.1 million in 2004 from $190.4 million in 2003, primarily due to store closings.

Asset Impairments and Other Writedowns

In 2004, Waldenbooks incurred $0.4 million of asset impairment charges related to underperforming Waldenbooks stores. In addition, the Company recorded a charge of $1.0 million related to the closure costs of certain Waldenbooks stores.

In 2003, Waldenbooks incurred $0.3 million of asset impairment charges related to underperforming Waldenbooks stores. In addition, the Company recorded a charge of $0.6 million related to the closure costs of certain Waldenbooks stores. Waldenbooks also incurred a $1.4 million writedown related to the impairment of certain capitalized technology initiatives.

Depreciation

Depreciation expense decreased $1.8 million, or 9.7%, to $16.7 million in 2004 from $18.5 million in 2003. This was primarily due to a lower fixed asset base resulting from asset impairments and store closings.

Interest Income

Interest income increased $3.4 million, or 8.8%, to $42.2 million in 2004 from $38.8 million in 2003. This was the result of Waldenbooks' continued positive cash flow at fixed internal interest rates.

Net Income

Due to the factors mentioned above, net income as a percentage of sales decreased to 5.3% in 2004 from 5.9% in 2003, while net income dollars decreased $7.3 million, or 15.0%, to $41.5 million in 2004 from $48.8 million in 2003.

Waldenbooks — Comparison of 2003 to 2002

Sales

Waldenbooks' sales decreased $31.3 million, or 3.7%, to $820.9 million in 2003 from $852.2 million in 2002. This decrease was comprised of decreased comparable store sales of $4.9 million and decreased non-comparable sales associated with 2003 and 2002 store closings of $26.4 million.

Other Revenue

Waldenbooks' other revenue, which consists primarily of membership income from the Preferred Reader Program, decreased 3.6% to $24.1 million in 2003 from $25.0 million in 2002.

Gross Margin

Gross margin as a percentage of sales increased 0.5%, to 28.4% in 2003 from 27.9% in 2002, primarily due to decreased product costs of 0.4% as a percentage of sales resulting from the increased sales of calendars, which offered higher gross margin percentages than other categories, and a decrease in distribution costs of 0.1% as a percentage of sales related to Borders' increased usage of Waldenbooks' distribution facilities (coupled with a corresponding decrease in Waldenbooks' usage).

Gross margin dollars decreased $4.4 million, or 1.8%, to $233.5 million in 2003 from $237.9 million in 2003, primarily due to store closings.

Selling, General and Administrative Expenses

SG&A as a percentage of sales increased 0.1%, to 23.2% in 2003 from 23.1% in 2002, primarily resulting from a 0.2% increase in store payroll expenses as a percentage of sales, due to sales decreasing at a faster rate than payroll. This was partially offset by a 0.1% decrease in store operating expenses as a percentage of sales.

SG&A dollars decreased $6.4 million, or 3.3%, to $190.4 million in 2003 from $196.8 million in 2002, primarily due to store closings.

Asset Impairments and Other Writedowns

In 2003, Waldenbooks incurred $0.3 million of asset impairment charges related to underperforming Waldenbooks stores. In addition, the Company recorded a charge of $0.6 million related to the closure costs of certain Waldenbooks stores. Waldenbooks also incurred a $1.4 million writedown related to the impairment of certain capitalized technology initiatives.

In 2002, the Company incurred approximately $8.2 million of asset impairment charges related to underperforming Waldenbooks stores. In addition, the Company adopted a plan in 2002 to close certain Waldenbooks stores and recorded a $0.8 million charge in 2002 for the related closing costs.

Depreciation

Depreciation expense decreased $2.1 million, or 10.2%, to $18.5 million in 2003 from $20.6 million in 2002. This was primarily due to a lower fixed asset base resulting from asset impairments and store closings.

Interest Income

Interest income increased $5.3 million, or 15.8% to $38.8 million in 2003 from $33.5 million in 2002. This was the result of Waldenbooks' continued positive cash flow at fixed internal interest rates.

Net Income

Due to the factors mentioned above, net income as a percentage of sales increased to 5.9% in 2003 from 4.8% in 2002, while net income dollars increased $7.7 million, or 18.7%, to $48.8 million in 2003 from $41.1 million in 2002.

International

(dollar amounts in millions)	2004	2003	2002
Sales	$ 510.7	$ 407.5	$ 314.9
Net income (loss)	$ 5.6	$ (1.3)	$ (13.8)
Net income (loss) as % of sales	1.1%	(0.3)%	(4.4)%
Depreciation expense	$ 15.8	$ 13.3	$ 10.2
Interest expense	$ 19.1	$ 19.0	$ 17.2
Superstores:			
Store openings	5	7	8
Store count	42	37	30
Books etc.:			
Store openings	1	1	1
Store closings	2	2	—
Store count	35	36	37
Paperchase stand-alone stores:			
Stores acquired	10		
Store openings	3		
Store count	13		

International — Comparison of 2004 to 2003

Sales

International sales increased $103.2 million, or 25.3%, to $510.7 million in 2004 from $407.5 million in 2003, primarily resulting from new superstore openings, comparable store sales increases and the acquisition of Paperchase. In 2004, the Company opened five International superstores and one Books etc. store in the United Kingdom. In addition, 10.4% of the sales growth percentage was related to favorable exchange rates.

Gross Margin

Gross margin as a percentage of sales increased 2.3%, to 24.9% in 2004 from 22.6% in 2003, primarily the result of a decrease of 2.0% in merchandise costs as a percentage of sales. This was primarily due to the acquisition of Paperchase, which offers merchandise with higher margins than the International superstores' core products. The weakness of the U.S. dollar also contributed to the improvement in product costs, primarily benefiting the Company's operations in countries with a relatively high percentage of U.S.-sourced merchandise. Also contributing to the increase in the gross margin percentage was an increase as a percentage of sales of 0.1% in third party cafe income and improvements of 0.5% in product markdowns as a percentage of sales, resulting from improved vendor terms, largely in the Company's Asia Pacific stores. Partially offsetting these factors were increased occupancy costs of 0.2% as a percentage of sales, due to new store openings and landlord-imposed rent adjustments, and increased distribution costs of 0.1% as a percentage of sales, largely due to the higher supply chain costs of Paperchase. The overall mix of book, music, movie, cafe, and gifts and stationery merchandise of the International segment changed slightly, due to the acquisition and consolidation of Paperchase.

Gross margin dollars increased $35.1 million, or 38.1%, to $127.2 million in 2004 from $92.1 million in 2003. Of this increase, $8.6 million is the result of translation of foreign currencies to U.S. dollars. The remainder of the increase is due to new superstore openings and the improved gross margin rate.

Selling, General and Administrative Expenses

SG&A as a percentage of sales increased approximately 0.8%, to 19.6% in 2004 from 18.8% in 2003. This was primarily the result of increases as a percentage of sales in advertising expenses of 0.3%, administrative payroll of 0.3%, store operating expenses of 0.1% and administrative expenses of 0.1%, all of which are due to the acquisition of Paperchase.

SG&A dollars increased $23.7 million, or 30.9%, to $100.3 million in 2004 from $76.6 million in 2003. Of this increase, $7.5 million is the result of translation of foreign currencies to U.S. dollars. The remainder of the increase is primarily due to store openings and the increased store payroll and operating expenses required.

Asset Impairments and Other Writedowns

In 2004, the International segment incurred $1.3 million of asset impairment charges related to underperforming Books etc. stores.

In 2003, the International segment incurred a $0.1 million writedown related to the impairment of certain capitalized technology initiatives.

Depreciation

Depreciation expense increased $2.5 million, or 18.8%, to $15.8 million in 2004 from $13.3 million in 2003. This was primarily due to depreciation expense recognized on new stores' capital expenditures.

Interest Expense

Interest expense increased $0.1 million, or 0.5%, to $19.1 million in 2004 from $19.0 million in 2003. This was a result of comparable average borrowing levels at fixed internal interest rates as a result of increased cash flow generation in the United Kingdom.

Net Income

Due to the factors mentioned above, net income as a percentage of sales was 1.1% in 2004 as compared to a loss of 0.3% in 2003, and net income dollars increased $6.9 million to $5.6 million in 2004 from a loss of $1.3 million in 2003.

Exchange rates positively impacted the comparison of 2004 net income to 2003 net loss by approximately $0.5 million. Foreign currency transaction gains/(losses) were $0.2 million in 2004 and $(0.4) million in 2003.

International — Comparison of 2003 to 2002

Sales

International sales increased $92.6 million, or 29.4%, to $407.5 million in 2003 from $314.9 million in 2002, primarily resulting from new superstore openings. In 2003, the Company opened seven International superstores and one Books etc. store in the United Kingdom. In addition, 7.2% of the sales growth percentage was related to favorable exchange rates.

Gross Margin

Gross margin as a percentage of sales increased 1.0%, to 22.6% in 2003 from 21.6% in 2002, primarily the result of a decrease of 0.6% in merchandise costs as a percentage of sales. The decrease in merchandise cost as a percentage of sales was primarily due to improved vendor terms in the Company's U.K. operations. The weakness of the U.S. dollar also contributed to the improvement in product costs, primarily benefiting the Company's operations in countries with a relatively high percentage of U.S.-sourced merchandise. Also contributing to the increase in the gross margin percentage was an increase of 0.4% in third party cafe income and a decrease of 0.2% in distribution costs as a percentage of sales, due to the improved leverage and efficiency in servicing the additional volume of new stores. Partially offsetting these factors were increased occupancy costs of 0.2% as a percentage of sales due to new store openings and landlord-imposed rent adjustments. The overall mix of book, music, movie, cafe, and gifts and stationery merchandise sold by International superstores, and the mix of books and gifts and stationery offered by Books etc. stores, did not change significantly, or affect margin rates significantly, in 2003 as compared to 2002.

Gross margin dollars increased $24.0 million, or 35.2%, to $92.1 million in 2003 from $68.1 million in 2002. Of this increase, $6.5 million is the result of translation of foreign currencies to U.S. dollars. The remainder of the increase is due to new superstore openings and the improved gross margin rate.

Selling, General and Administrative Expenses

SG&A as a percentage of sales decreased approximately 2.6%, to 18.8% in 2003 from 21.4% in 2002. This improvement was primarily the result of a decrease as a percentage of sales in store payroll costs of 1.0%, resulting from a change in the U.K. store management structure to allow more flexibility in leveraging sales. In addition, store operating expenses as a percentage of sales decreased 0.6%, due to leverage achieved in security, supplies, and repair and maintenance costs. Administrative payroll and expenses as a percentage of sales decreased 0.8%, due to costs remaining flat to 2002 levels while sales increased. Additionally, advertising expenses as a percentage of sales decreased 0.2%, due to reduced spending.

SG&A dollars increased $9.4 million, or 14.0%, to $76.6 million in 2003 from $67.2 million in 2002. Of this increase, $6.5 million is the result of translation of foreign currencies to U.S. dollars. The remainder of the increase is primarily due to store openings and the increased store payroll and operating expenses required.

Asset Impairments and Other Writedowns

In 2003, the International segment incurred a $0.1 million writedown related to the impairment of certain capitalized technology initiatives.

In 2002, the Company incurred approximately $2.9 million of asset impairment charges related to underperforming Books etc. stores. In addition, the Company adopted a plan in 2002 to close a Books etc. store and recorded a $0.1 million charge for the related closing costs.

Depreciation

Depreciation expense increased $3.1 million, or 30.4%, to $13.3 million in 2003 from $10.2 million in 2002. This was primarily due to depreciation expense recognized on new stores' capital expenditures.

Interest Expense

Interest expense increased $1.8 million, or 10.5%, to $19.0 million in 2003 from $17.2 million in 2002. This was a result of higher average borrowing levels at fixed internal interest rates.

Net Income

Due to the factors mentioned above, net loss as a percentage of sales was 0.3% in 2003 as compared to a loss of 4.4% in 2002, and net loss dollars improved $12.5 million to a loss of $1.3 million in 2003 from a loss of $13.8 million in 2002.

Exchange rates positively impacted the comparison of 2003 net loss to 2002 net loss by approximately $1.5 million. Foreign currency transaction gains/(losses) were $(0.4) million in 2003 and $0.1 million in 2002.

Corporate

(dollar amounts in millions)	2004	2003	2002
Interest expense	$ 37.6	$ 30.4	$ 26.4
Net loss	$ 27.2	$ 29.6	$ 19.9

The Corporate segment includes unallocated interest expense, various corporate governance costs and corporate incentive costs.

Corporate — Comparison of 2004 to 2003

Net loss dollars decreased $2.4 million, or 8.1%, to $27.2 million in 2004 from $29.6 million in 2003. This was primarily due to the settlement of the California overtime litigation, a receivable writedown and higher corporate incentive payments in 2003. Interest expense represents corporate-level interest costs not charged to the Company's operating segments resulting primarily from the Company's share repurchase program.

Corporate — Comparison of 2003 to 2002

Net loss dollars increased $9.7 million, or 48.7%, to $29.6 million in 2003 from $19.9 million in 2002. This was primarily due to the settlement of the California overtime litigation, increased interest expense, increased corporate incentive payments, increased legal defense costs and a receivable writedown. Interest expense represents corporate-level interest costs not charged to the Company's operating segments.

Liquidity and Capital Resources

The Company's principal capital requirements are to fund the opening of new stores, the refurbishment of existing stores, continued investment in new corporate information technology systems, and maintenance spending on stores, distribution centers and corporate information technology.

Net cash provided by operations was $224.4 million, $238.3 million, and $201.4 million in 2004, 2003, and 2002, respectively. The current year operating cash inflows primarily reflect operating results net of non-cash charges for depreciation and asset impairments and other writedowns, as well as an increase in accounts payable, taxes payable, other long-term liabilities and accrued payroll and other liabilities, and a decrease in deferred income taxes. Operating cash outflows for the period resulted from increases in inventories, other long-term assets, prepaid expenses and accounts receivable. The most significant cash outflow was related to the increase in inventory, which was partially offset by an increase in accounts payable. The increase in inventories primarily resulted from new store growth, which was partially offset by continued efficiencies in the existing store base.

Net cash used for investing in 2004 was $89.4 million, which primarily funded capital expenditures for new stores, the refurbishment of existing stores, new corporate information technology systems and the acquisition of Paperchase. In addition, the Company invested $95.4 million, and sold $118.0 million, of auction rate securities. Net cash used for investing in 2003 was $231.8 million, which primarily funded capital expenditures for new stores and the refurbishment of existing stores, as well as investments of $118.0 million in auction rate securities. In fiscal 2002, net cash used for investing was $134.0 million, which primarily funded capital spending on new stores and the refurbishment of existing stores.

Capital expenditures in 2004 were $115.5 million, which reflects the opening of 24 new superstores and 15 new Waldenbooks stores, including two new airport stores and ten new outlet stores, as well as the remodeling of 33 domestic superstores and the conversion of 37 Waldenbooks stores to Borders Express. Additional 2004 capital spending reflected continued investment in new buying and merchandising systems. Capital expenditures in 2003 were $110.9 million, and reflect the opening of 48 new superstores and five new Waldenbooks stores, including four new airport stores. Capital expenditures in 2002 were $134.0 million, and reflect the opening of 49 new superstores and four new Waldenbooks stores. Additional capital spending in 2003 and 2002 reflected the development and installation of in-store Web-based technology and spending on corporate information technology streamlining.

Net cash used for investing in 2004 was partially offset by the proceeds received from the sale-leaseback of a Company-owned store and office building in the United Kingdom. The proceeds from the sale totaled $32.3 million, and a deferred gain of $3.5 million was recorded on the consolidated balance sheets in "Other long-term liabilities." The gain is being amortized over the 20 year term of the operating lease.

In 2003, the Company acquired substantially all assets used in or related to the operations of two stores in Louisville, Kentucky from Hawley-Cooke Booksellers, Inc. The acquisition was not material to the consolidated statements of operations, the consolidated balance sheets, or the consolidated statements of cash flows of the Company.

Net cash used for financing was $150.8 million in 2004, resulting primarily from the Company's repurchase of common stock of $177.3 million and the payment of cash dividends on shares of the Company's common stock of

$25.1 million, partially offset by proceeds of $44.8 million from the exercise of employee stock options. Net cash used for financing was $15.8 million in 2003, resulting primarily from the Company's repurchase of common stock of $44.0 million, which was partially offset by proceeds of $27.4 million from the exercise of employee stock options. Net cash provided by financing in 2002 was $8.4 million, resulting primarily from the issuance of $50.0 million senior guaranteed notes and the issuance of common stock under the Company's employee benefit plans of $18.8 million, partially offset by the repurchase of common stock of $74.8 million.

The Company expects capital expenditures to range from $145.0 million to $155.0 million in 2005, resulting primarily from new superstore openings and a store remodel program, through which the Company plans to complete major remodels of approximately 80 to 100 domestic Borders superstore locations and convert approximately 75 to 100 Waldenbooks stores to Borders Express. In addition, capital expenditures will result from International store openings and continued investment in new buying and merchandising systems. The Company currently plans to open approximately 15 to 20 domestic Borders superstores and 10 to 12 International stores in 2005. Average cash requirements for the opening of a prototype Borders Books and Music superstore are $2.4 million, representing capital expenditures of $1.2 million, inventory requirements (net of related accounts payable) of $1.0 million, and $0.2 million of pre-opening costs. Average cash requirements to open a new airport or outlet mall store range from $0.2 million to $0.7 million, depending on the size and format of the store. Average cash requirements for a major remodel of a Borders superstore are between $0.1 million to $0.4 million, and average cash requirements for a Borders Express conversion are less than $0.1 million. The Company plans to lease new store locations predominantly under operating leases.

The Company plans to execute its expansion plans for Borders superstores and other strategic initiatives principally with funds generated from operations and financing if necessary through the Credit Agreement, discussed below. The Company believes funds generated from operations and borrowings under the Credit Agreement will be sufficient to fund its anticipated capital requirements for the next several years.

In February 2005, the Board of Directors authorized an increase in the Company's share repurchase program to $250.0 million (plus any proceeds and tax benefits resulting from stock option exercises and tax benefits resulting from restricted shares purchased by employees from the Company). The Company currently has remaining authorization to repurchase approximately $206.9 million. During 2004, 2003, and 2002, $177.3 million, $44.0 million, and $74.8 million of common stock was repurchased, respectively. The Company plans to continue the repurchase of its common stock throughout fiscal 2005, subject to the Company's share price and capital needs.

In November 2003, the Board of Directors declared the Company's first-ever quarterly cash dividend of $0.08 per share on the Company's common stock. During 2004, the Company paid a regular quarterly dividend, and intends to pay regular quarterly cash dividends, subject to Board approval, going forward. In December 2004, the Board of Directors increased the quarterly dividend by 12.5% to $0.09 per share. The declaration and payment of dividends, if any, is subject to the discretion of the Board and to certain limitations under the Michigan Business Corporation Act. In addition, the Company's ability to pay dividends is restricted by certain agreements to which the Company is a party.

The Company has a Multicurrency Revolving Credit Agreement (the "Credit Agreement"), which was amended in July 2004 and will expire in July 2009. The Credit Agreement provides for borrowings of up to $500.0 million (which may be increased to $700.0 million under certain circumstances) secured by eligible inventory and accounts receivable and related assets. Borrowings under the Credit Agreement are limited to a specified percentage of eligible inventories and accounts receivable and bear interest at a variable base rate plus an increment or LIBOR plus an increment at the Company's option. The Credit Agreement (i) includes a fixed charge coverage ratio requirement of 1.1 to 1 that is applicable only if outstanding borrowings under the facility exceed 90% of permitted borrowings thereunder, (ii) contains covenants that limit, among other things, the Company's ability to incur indebtedness, grant liens, make investments, consolidate or merge or dispose of assets, (iii) prohibits dividend payments and share repurchases that would result in borrowings under the facility exceeding 90% of permitted borrowings thereunder, and (iv) contains default provisions that are typical for this type of financing, including a cross default provision relating to other indebtedness of more than $25.0 million. As of January 23, 2005 the Company was in compliance with all covenants contained within this agreement. The Company had borrowings outstanding under the Credit Agreement (or a prior agreement) of $131.7 million at January 23, 2005 and $126.9 million at January 25, 2004.

The Company currently has in place two interest rate swaps which effectively convert a portion of the Credit Agreement's variable rate exposure to fixed interest rates. In accordance with Statement of Financial Accounting Standards No. 133, "Accounting For Derivative Instruments and Hedging Activities" ("FAS 133"), the Company has designated these swap agreements as cash flow hedges. The notional amounts of these agreements total $75.2 million and the agreements expire in June 2005.

On July 30, 2002, the Company issued $50.0 million of senior guaranteed notes (the "Notes") due July 30, 2006 and bearing interest at 6.31% (payable semi-annually). The proceeds of the sale of the Notes have been used to refinance existing indebtedness of the Company and its subsidiaries and for general corporate purposes. The note purchase agreement relating to the Notes contains covenants which limit, among other things, the Company's ability to incur indebtedness, grant liens, make investments, engage in any merger or consolidation, dispose of assets or change the nature of its business, and requires the Company to meet certain financial measures regarding net worth, total debt coverage and fixed charge coverage. In July 2004, the note purchase agreement was amended to permit the amendment to the Credit Agreement described above and to provide for a parity lien to secure the Notes on the same collateral as secures borrowings under the Credit Agreement. As of January 23, 2005 the Company was in compliance with all covenants contained within this agreement.

In August 2003, the Company entered into an interest rate swap agreement which effectively converted the fixed interest rate on the Company's Notes to a variable rate based on LIBOR. In accordance with the provisions of FAS 133, the Company designated this swap agreement as a fair market value hedge. The notional amount of the swap agreement is $50.0 million, and the agreement is set to expire concurrently with the due date of the Notes.

The Company had two lease financing facilities (the "Original Lease Facility" and the "New Lease Facility", collectively, the "Lease Financing Facilities") to finance new stores and other property owned by unaffiliated entities and leased to the Company or its subsidiaries. At January 25, 2004, borrowings associated with two properties were outstanding. Pursuant to the requirements of FIN 46, the Company was the primary beneficiary of the two variable interest entities ("VIEs") that owned the two properties. As a result, the Company began consolidating these VIEs in the quarter ending January 25, 2004. Amounts relating to the consolidation of these VIEs were treated as non-cash items on the consolidated statements of cash flows.

In July 2004, the Company repaid all amounts outstanding under the Lease Financing Facilities (totaling $13.8 million) on behalf of the two borrowing VIEs. In conjunction with this transaction, the Lease Financing Facilities were terminated. The Company has recorded this debt repayment as a prepayment of a portion of the rent expense for occupancy through 2024, and has classified the current portion as a component of "Accounts receivable and other current assets," and the non-current portion as a component of "Other assets" on the consolidated balance sheets at January 23, 2005.

Additionally, the Company deconsolidated these VIEs in July 2004 pursuant to the provisions of FIN 46. The deconsolidation of the two VIEs resulted in a reduction of land, property and equipment, net of accumulated depreciation, of $12.5 million, short-term borrowings of $13.8 million, and minority interest of $1.3 million. The Company also recorded an after-tax gain of $1.7 as a result of the deconsolidation of these VIEs. These amounts have been treated as non-cash items on the consolidated statements of cash flows.

Separately, the Company is the primary beneficiary of two VIEs due to the Company's guarantee of the debt of these entities. As a result, the Company began consolidating these VIEs in the quarter ending January 25, 2004, and has recorded property and equipment, net of accumulated depreciation, of $5.3 million, long-term debt of $5.7 million, and minority interest of $0.4 million at January 23, 2005, and has recorded property and equipment, net of accumulated depreciation, of $5.5 million, long-term debt of $5.9 million, and minority interest of $0.4 million at January 25, 2004. These amounts have been treated as non-cash items on the consolidated statements of cash flows.

During 1994, the Company entered into agreements in which leases with respect to four Borders locations served as collateral for certain mortgage pass-through certificates. These mortgage pass-through certificates included a provision requiring the Company to repurchase the underlying mortgage notes in certain events. In the fourth quarter of fiscal 2001, the Company was obligated to purchase the notes for $33.5 million and cash payment to retain these notes was made in the first quarter of 2002. As a result, the Company has categorized this prepaid rent amount as part of

"Other assets" in the consolidated balance sheets, and is amortizing the balance over each property's remaining lease term.

The following table summarizes the Company's significant contractual obligations, excluding interest expense:

	Fiscal Year				
(dollars in millions)	2005	2006-2007	2008-2009	2010 and Thereafter	Total
Credit Agreement borrowings	$131.7	$ —	$ —	$ —	$ 131.7
Capital lease obligations	0.1	—	—	—	0.1
Operating lease obligations	344.7	656.5	602.4	2,229.5	3,833.1
Senior guaranteed notes	—	50.0	—	—	50.0
Debt of consolidated VIEs	0.1	0.4	0.4	4.8	5.7
Other borrowings	9.3	—	—	—	9.3
Total	$485.9	$706.9	$602.8	$2,234.3	$4,029.9

Seasonality

The Company's business is highly seasonal, with sales significantly higher and substantially all operating income realized during the fourth quarter, which includes the holiday selling season.

	Fiscal 2004 Quarter Ended			
(dollars in millions)	April	July	October	January
Sales	$830.3	$847.1	$833.3	$1,368.3
Operating income (loss)	5.6	15.0	0.4	195.7
% of full year:				
Sales	21.4%	21.8%	21.5%	35.3%
Operating income (loss)	2.6	6.9	0.2	90.3

	Fiscal 2003 Quarter Ended			
(dollars in millions)	April	July	October	January
Sales	$751.4	$826.9	$807.9	$1,312.4
Operating income (loss)	(8.0)	8.2	0.9	197.0
% of full year:				
Sales	20.3%	22.4%	21.8%	35.5%
Operating income (loss)	(4.0)	4.1	0.5	99.4

	Fiscal 2002 Quarter Ended			
(dollars in millions)	April	July	October	January
Sales	$751.7	$763.6	$749.8	$1,221.0
Operating income (loss)	8.5	5.8	(1.1)	174.4
% of full year:				
Sales	21.6%	21.9%	21.5%	35.0%
Operating income (loss)	4.5	3.1	(0.6)	93.0

Critical Accounting Policies and Estimates

In the ordinary course of business, the Company has made a number of estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of its financial statements in conformity with accounting principles generally accepted in the United States. Actual results could differ from those estimates under different assumptions and conditions. The Company believes that the following discussion addresses the Company's most critical accounting policies and estimates.

Asset Impairments

The carrying value of long-lived assets is evaluated whenever changes in circumstances indicate the carrying amount of such assets may not be recoverable. In performing such reviews for recoverability, the Company compares the expected cash flows to the carrying value of long-lived assets for the applicable stores. If the expected future cash flows are less than the carrying amount of such assets, the Company recognizes an impairment loss for the difference between the carrying amount and the estimated fair value. Expected future cash flows, which are estimated over each store's remaining lease term, contain estimates of sales and the impact those future sales will have upon cash flows. Future sales are estimated based, in part, upon a projection of each store's sales trend based on the actual sales of the past several years. Additionally, each store's future cash contribution is based upon the most recent year's actual cash contribution, but is adjusted based upon projected trends in sales and store operating costs. Fair value is estimated using expected discounted future cash flows, with the discount rate approximating the Company's borrowing rate. Significant deterioration in the performance of the Company's stores compared to projections could result in significant additional asset impairments.

Goodwill Impairment

Pursuant to the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("FAS 142"), the Company's goodwill is tested for impairment annually (or more frequently if impairment indicators arise). Pursuant to FAS 142, a reporting unit is defined as an operating segment or one level below an operating segment (a component), for which discrete financial information is available and reviewed by management. The Company's reporting units were identified as the operating segments Borders, Waldenbooks and Corporate, and the country components of the International operating segment. The carrying amounts of the net assets of the applicable reporting units (including goodwill) are compared to the estimated fair values of those reporting units. Fair value is estimated using a discounted cash flow model which depends on, among other factors, estimates of future sales and expense trends, liquidity and capitalization. The discount rate used approximates the weighted average cost of capital of a hypothetical third party buyer. Changes in any of the assumptions underlying these estimates may result in the future impairment of goodwill. As of January 23, 2005, no impairment of goodwill existed.

Inventory

The carrying value of the Company's inventory is affected by reserves for shrinkage and non-returnable inventory. Projections of shrinkage are based upon the results of regular, periodic physical counts of the Company's inventory. The Company's shrinkage reserve is adjusted as warranted based upon the trends yielded by the physical counts. Reserves for non-returnable inventory are based upon the Company's history of liquidating non-returnable inventory. The markdown percentages utilized in developing the reserve are evaluated against actual, ongoing markdowns of non-returnable inventory to ensure that they remain consistent. Significant differences between future experience and that which was projected (for either the shrinkage or non-returnable inventory reserves) could affect the recorded amounts of inventory and cost of sales.

The Company includes certain distribution and other expenses in its inventory costs, particularly freight, distribution payroll, and certain occupancy expenses. In addition, certain selling, general and administrative expenses are included in inventory costs. These amounts totaled approximately $91.4 million and $86.9 million as of January 23, 2005 and January 25, 2004, respectively. The extent to which these costs are included in inventory is based on certain estimates of space and labor allocation.

Leases

All leases are reviewed for capital or operating classification at their inception under the guidance of Statement of Financial Accounting Standards No. 13, "Accounting for Leases" ("FAS 13"), as amended. The Company uses its incremental borrowing rate in the assessment of lease classification.

Gift Certificates

The Company sells gift certificates to its customers and records a liability for the face value of all certificates issued within the last 12 months. For certificates older than 12 months, the Company records a liability for a portion of the certificates' face value based upon historical redemption trends. To the extent that future redemption patterns differ from those historically experienced, significant variations in the recorded reserves may result.

Advertising and Vendor Incentive Programs

The Company receives payments and credits from vendors pursuant to co-operative advertising programs, shared markdown programs, purchase volume incentive programs and magazine slotting programs. These programs continue to be beneficial for both the Company and vendors, and the Company expects continued participation in these types of programs. Changes in vendor participation levels, as well as changes in the volume of merchandise purchased, among other factors, could adversely impact the Company's results of operations and liquidity.

Pursuant to co-operative advertising programs offered by vendors, the Company contracts with vendors to promote merchandise for specified time periods. Pursuant to the provisions of Emerging Issues Task Force Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor" ("EITF 02-16"), which the Company adopted effective January 1, 2003, vendor consideration which represents a reimbursement of specific, incremental, identifiable costs is included in the "Selling, general and administrative" line on the consolidated statements of operations, along with the related costs, in the period the promotion takes place. Consideration which exceeds such costs is classified as a reduction of the "Cost of merchandise sold" line on the consolidated statements of operations. Additionally, the Company has recorded $0.8 million and $0.9 million of vendor consideration as a reduction to its inventory balance at January 23, 2005 and January 25, 2004, respectively.

The Company also receives credits from vendors pursuant to shared markdown programs, purchase volume programs, and magazine slotting programs. Credits received pursuant to these programs are classified in the "Cost of merchandise sold" line on the consolidated statements of operations, and are recognized upon certain product volume thresholds being met or product placements occurring.

Income Taxes

The Company must make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of certain tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. In addition, the calculation of the Company's tax liabilities involves dealing with uncertainties in the application of complex tax regulations. The Company recognizes liabilities for anticipated tax issues in the United States and other tax jurisdictions based on an estimate of whether, and to the extent which, additional taxes will be due.

The Company also records a valuation allowance against deferred tax assets arising from certain net operating losses when it is more likely than not that some portion of all of such net operating losses will not be realized. The Company's effective tax rate in a given financial statement period may be materially impacted by changes in the mix and level of earnings, changes in the expected outcome of audit controversies or changes in the deferred tax valuation allowance.

New Accounting Guidance

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("FAS 123(R)"), which is a revision of FAS 123. FAS 123(R) supersedes APB No. 25, and amends FAS No. 95, "Statement of Cash Flows." Generally, the approach in FAS 123(R) is similar to the approach described in FAS 123. However, FAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. The Company expects to adopt FAS 123(R) in the third quarter of 2005 using the modified-prospective method in which compensation cost is recognized beginning with the adoption date based on (a) the requirements of FAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date. As of January 23, 2005, there were 2.0 million stock option awards granted to employees that remain unvested.

The Company currently recognizes no compensation cost for employee stock options. Based on the adoption of FAS 123(R) in the third quarter of 2005, the Company estimates the impact to not exceed an after-tax charge of approximately $1.7 million. FAS 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the Company cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions were $11.3 million, $5.9 million and $5.1 million in 2004, 2003 and 2002, respectively.

In November 2004, the FASB issued FAS 151, "Inventory Costs, an amendment of Accounting Research Bulletin No. 43, Chapter 4" ("FAS 151"). The amendments made by FAS 151 clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of FAS 151 is not expected to have a material effect on the Company's consolidated financial position or results of operations.

Related Party Transactions

The Company has not engaged in any related party transactions which would have had a material effect on the Company's financial position, cash flows, or results of operations.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to market risk during the normal course of business from changes in interest rates and foreign currency exchange rates. The exposure to these risks is managed though a combination of normal operating and financing activities, which include the use of derivative financial instruments in the form of interest rate swaps and forward foreign currency exchange contracts.

Interest Rate Risk

The Company is subject to risk resulting from interest rate fluctuations, as interest on certain of the Company's borrowings is based on variable rates. The Company's objective in managing its exposure to interest rate fluctuations is to limit the impact of interest rate changes on earnings and cash flows and to lower its overall borrowing costs. The Company is currently utilizing interest rate swaps to achieve this objective, effectively converting a portion of its variable rate exposure to fixed interest rates.

The Company is also subject to risk associated with the fair value of its $50.0 million of Notes which are fixed-rate debt. To eliminate this risk, the Company is currently utilizing an interest rate swap, effectively converting the Notes' fixed interest rate to a variable rate.

LIBOR is the rate upon which the Company's variable rate debt and its payments under the Lease Financing Facilities are principally based. If LIBOR were to increase 1% for the full year of 2004 as compared to 2003, the Company's after-tax earnings, after considering the effects of its existing interest rate swap agreements, would decrease approximately $0.9 million based on the Company's expected average outstanding debt as of January 23, 2005.

Foreign Currency Exchange Risk

The Company is subject to foreign currency exchange exposure for operations with assets and liabilities that are denominated in currencies other than U.S. Dollars. On a normal basis, the Company does not attempt to hedge the foreign currency translation fluctuations in the net investments in its foreign subsidiaries. The Company does, from time to time, enter into short-term forward exchange contracts to sell or purchase foreign currencies at specified rates based on estimated foreign currency cash flows. It is the policy of the Company not to purchase financial and/or derivative instruments for speculative purposes. At January 23, 2005, the Company had no foreign currency forward contracts outstanding.

Item 8. Financial Statements and Supplementary Data

INDEX TO FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in millions except per share data)

	Fiscal Year Ended		
	Jan. 23, 2005	Jan. 25, 2004	Jan. 26, 2003
		(restated)	(restated)
Sales	$3,879.5	$3,698.6	$3,486.1
Other revenue	23.5	32.4	28.6
Total revenue	$3,903.0	$3,731.0	$3,514.7
Cost of merchandise sold (includes occupancy)	2,803.6	2,689.0	2,518.6
Gross margin	1,099.4	1,042.0	996.1
Selling, general and administrative expenses	870.7	821.4	786.3
Legal settlement expense	—	3.5	—
Pre-opening expense	4.8	7.0	6.9
Asset impairments and other writedowns	7.2	12.0	15.3
Operating income	216.7	198.1	187.6
Interest expense	9.1	8.7	12.6
Income before income tax	207.6	189.4	175.0
Income tax provision	75.7	72.1	67.4
Income before cumulative effect of accounting change	131.9	117.3	107.6
Cumulative effect of accounting change (net of tax)	—	2.1	—
Net income	$ 131.9	$ 115.2	$ 107.6
Earnings (loss) per common share data (Note 3)			
Diluted:			
Income before cumulative effect of accounting change	$ 1.69	$ 1.48	$ 1.31
Cumulative effect of accounting change (net of tax)	—	(0.02)	—
Net income	$ 1.69	$ 1.46	$ 1.31
Weighted-average common shares outstanding	77.9	79.1	82.0
Basic:			
Income before cumulative effect of accounting change	$ 1.72	$ 1.51	$ 1.34
Cumulative effect of accounting change (net of tax)	—	(0.03)	—
Net income	$ 1.72	$ 1.48	$ 1.34
Weighted-average common shares outstanding	76.6	77.9	80.3

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(dollars in millions except share amounts)

	Fiscal Year Ended	
	Jan. 23, 2005	Jan. 25, 2004 (restated)
Assets		
Current assets:		
Cash and cash equivalents	$ 244.8	$ 260.8
Investments	95.4	118.0
Merchandise inventories	1,306.9	1,235.6
Accounts receivable and other current assets	118.3	98.3
Total current assets	1,765.4	1,712.7
Property and equipment, net	635.6	671.8
Other assets	84.8	70.2
Deferred income taxes	14.4	25.6
Goodwill	128.6	104.3
Total assets	$2,628.8	$2,584.6
Liabilities, Minority Interest and Stockholders' Equity		
Current liabilities:		
Short-term borrowings and current portion of long-term debt	$ 141.2	$ 141.2
Trade accounts payable	615.1	595.9
Accrued payroll and other liabilities	306.4	281.8
Taxes, including income taxes	118.3	125.7
Deferred income taxes	15.0	12.1
Total current liabilities	1,196.0	1,156.7
Long-term debt	55.8	57.2
Other long-term liabilities	286.7	268.4
Commitments and contingencies (Note 12)	—	—
Total liabilities	1,538.5	1,482.3
Minority interest	1.4	1.7
Total liabilities and minority interest	1,539.9	1,484.0
Stockholders' equity:		
Common stock, 200,000,000 shares authorized; 73,875,627 and 78,273,341 shares issued and outstanding at January 23, 2005 and January 25, 2004, respectively	525.1	646.3
Deferred compensation	(0.5)	(0.6)
Accumulated other comprehensive income	25.3	22.7
Retained earnings	539.0	432.2
Total stockholders' equity	1,088.9	1,100.6
Total liabilities, minority interest and stockholders' equity	$2,628.8	$2,584.6

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in millions)

	Fiscal Year Ended		
	Jan. 23, 2005	Jan. 25, 2004 (restated)	Jan. 26, 2003 (restated)
Cash provided by (used for):			
Operations			
Net income	$ 131.9	$ 115.2	$ 107.6
Adjustments to reconcile net income to operating cash flows:			
Depreciation	112.9	111.3	107.1
Gain on deconsolidation of variable interest entities	(2.9)	—	—
Decrease in deferred income taxes	12.6	0.8	13.4
(Increase) decrease in other long-term assets	(6.7)	(14.0)	7.7
Increase in other long-term liabilities	13.3	17.8	15.1
Asset impairments and other writedowns	6.2	11.3	13.8
Cash provided by (used for) current assets and current liabilities:			
(Increase) decrease in inventories	(63.8)	(37.9)	6.2
Increase in accounts receivable	(5.7)	(3.1)	(9.3)
Increase in prepaid expenses	(9.9)	(3.3)	(4.6)
Increase (decrease) in accounts payable	13.8	25.2	(77.3)
Increase in taxes payable	3.4	20.2	28.9
Increase (decrease) in accrued payroll and other liabilities	19.3	(5.2)	(7.2)
Net cash provided by operations	224.4	238.3	201.4
Investing			
Capital expenditures	(115.5)	(110.9)	(134.0)
Loss on disposal of assets	2.4	—	—
Proceeds from sale of investments	118.0	—	—
Purchase of investments	(95.4)	(118.0)	—
Proceeds from sale-leaseback of assets	32.3	—	—
Acquisition	(31.2)	(2.9)	—
Net cash used for investing	(89.4)	(231.8)	(134.0)
Financing			
Net funding from long-term debt	—	—	50.0
Net repayment of long-term capital lease obligations	(0.4)	(0.3)	(1.0)
Net funding from credit facility	7.2	1.1	15.4
Cash dividends paid	(25.1)	—	—
Issuance of common stock	44.8	27.4	18.8
Repurchase of common stock	(177.3)	(44.0)	(74.8)
Net cash provided by (used for) financing	(150.8)	(15.8)	8.4
Effect of exchange rates on cash and equivalents	(0.2)	1.0	3.1
Net increase (decrease) in cash and equivalents	(16.0)	(8.3)	78.9
Cash and equivalents at beginning of year	260.8	269.1	190.2
Cash and equivalents at end of year	$ 244.8	$ 260.8	$ 269.1
Supplemental cash flow disclosures:			
Interest paid	$ 8.5	$ 9.2	$ 11.0
Income taxes paid	$ 64.6	$ 56.3	$ 26.9

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(dollars in millions except share amounts)

	Common Stock Shares	Common Stock Amount	Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
Balance at January 27, 2002 (restated)	81,202,967	$ 707.9	$(0.2)	$(15.1)	$215.6	$ 908.2
Net income	—	—	—	—	107.6	107.6
Foreign currency translation adjustments	—	—	—	16.9	—	16.9
Change in fair value of derivatives, net of tax provision of $1.4	—	—	—	2.2	—	2.2
Comprehensive income						126.7
Issuance of common stock	1,515,955	18.8	—	—	—	18.8
Repurchase and retirement of common stock	(3,987,000)	(74.8)	—	—	—	(74.8)
Tax benefit of equity compensation	—	5.1	—	—	—	5.1
Balance at January 26, 2003 (restated)	78,731,922	$ 657.0	$(0.2)	$ 4.0	$323.2	$ 984.0
Net income	—	—	—	—	115.2	115.2
Foreign currency translation adjustments	—	—	—	18.0	—	18.0
Change in fair value of derivatives, net of tax provision of $0.4	—	—	—	0.7	—	0.7
Comprehensive income						133.9
Cash dividends declared ($0.08 per common share)	—	—	—	—	(6.2)	(6.2)
Issuance of common stock	2,094,005	27.4	—	—	—	27.4
Repurchase and retirement of common stock	(2,552,586)	(44.0)	—	—	—	(44.0)
Tax benefit of equity compensation	—	5.9	—	—	—	5.9
Change in deferred compensation	—	—	(0.4)	—	—	(0.4)
Balance at January 25, 2004 (restated)	78,273,341	$ 646.3	$(0.6)	$ 22.7	$432.2	$1,100.6
Net income	—	—	—	—	131.9	131.9
Foreign currency translation adjustments	—	—	—	2.3	—	2.3
Change in fair value of derivatives, net of tax provision of $0.2	—	—	—	0.3	—	0.3
Comprehensive income						134.5
Cash dividends declared ($0.08 and $0.09 per common share)	—	—	—	—	(25.1)	(25.1)
Issuance of common stock	3,222,058	44.8	—	—	—	44.8
Repurchase and retirement of common stock	(7,619,772)	(177.3)	—	—	—	(177.3)
Tax benefit of equity compensation	—	11.3	—	—	—	11.3
Change in deferred compensation	—	—	0.1	—	—	0.1
Balance at January 23, 2005	73,875,627	$ 525.1	$(0.5)	$ 25.3	$539.0	$1,088.9

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in millions except per share data)

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Borders Group, Inc., through its subsidiaries, Borders, Inc. ("Borders"), Walden Book Company, Inc. ("Waldenbooks"), Borders (UK) Limited, Borders Australia Pty Limited and others (individually and collectively, "the Company"), is the second largest operator of book, music and movie superstores and the largest operator of mall-based bookstores in the world based upon both sales and number of stores. At January 23, 2005, the Company operated 504 superstores under the Borders name, including 462 in the United States, 26 in the United Kingdom, 11 in Australia, three in Puerto Rico, and one each in Singapore and New Zealand. The Company also operated 705 mall-based and other bookstores primarily under the Waldenbooks name in the United States and 35 bookstores under the Books etc. name in the United Kingdom. In addition, the Company owns and operates United Kingdom-based Paperchase Products Limited ("Paperchase"), a designer and retailer of stationery, cards and gifts, with 72 locations, including 28 located inside Borders International superstores.

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fiscal Year: The Company's fiscal years have ended on the Sunday immediately preceding the last Wednesday in January. Fiscal 2004 consisted of 52 weeks and ended January 23, 2005. Fiscal 2003 consisted of 52 weeks and ended January 25, 2004. Fiscal 2002 consisted of 52 weeks and ended January 26, 2003. References herein to years are to the Company's fiscal years.

On December 10, 2004, the Board of Directors of the Company approved a change in the Company's fiscal year-end. Effective with respect to fiscal 2005, the Company elected to change its fiscal year to a 52/53-week fiscal year ending on the Saturday closest to the last day of January. The Company implemented this change in order to conform to industry standards and for certain administrative purposes. As a result of the change, the Company's 2005 fiscal year will consist of 53 weeks, and will end on January 28, 2006. The Company's first three quarters of fiscal 2005 will end on April 23, 2005, July 23, 2005 and October 22, 2005, respectively.

Foreign Currency and Translation of Foreign Subsidiaries: The functional currencies of the Company's foreign operations are the respective local currencies. All assets and liabilities of the Company's foreign operations are translated into U.S. dollars at fiscal period-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the year. The resulting translation adjustments are recorded as a component of stockholders' equity and other comprehensive income. Foreign currency transaction gains/(losses) were $(0.2), $(0.4), and $0.1 in 2004, 2003, and 2002, respectively.

Cash and Equivalents: Cash and equivalents include short-term investments with original maturities of 90 days or less.

Investments: Investments include primarily short-term investments in auction rate securities.

The Company had previously categorized its short-term investments in auction rate securities as a component of "Cash and cash equivalents" in the Company's consolidated balance sheets, but has determined that categorization as "Investments" is more appropriate. Accordingly, the short-term investments in auction rate securities have been reclassified for all periods presented. Subsequent to each year-end, the Company liquidated its auction rate securities within approximately 100 days of the fiscal year end date.

Inventories: Merchandise inventories are valued on a first-in, first-out ("FIFO") basis at the lower of cost or market using the retail inventory method. The Company includes certain distribution and other expenses in its inventory costs, totaling $91.4 and $86.9 as of January 23, 2005, and January 25, 2004, respectively.

(dollars in millions except per share data)

Property and Equipment: Property and equipment are recorded at cost, including capitalized interest, and depreciated over their estimated useful lives on a straight-line basis for financial statement purposes and on accelerated methods for income tax purposes. Most store properties are leased and improvements are amortized over the shorter of their estimated useful lives or the initial term of the related lease, generally over three to 20 years. Other annual rates used in computing depreciation for financial statement purposes approximate 3% for buildings and 10% to 33% for other fixtures and equipment. Amortization of assets under capital leases is included in depreciation expense.

The carrying values of long-lived assets are evaluated whenever changes in circumstances indicate the carrying amounts of such assets may not be recoverable, in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". In performing such reviews for recoverability, the Company compares the expected cash flows to the carrying values of long-lived assets. If the expected future cash flows are less than the carrying amounts of such assets, the Company recognizes an impairment loss for the difference between the carrying amount and its estimated fair value. Fair value is estimated using expected discounted future cash flows.

Goodwill: Pursuant to the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("FAS 142"), the Company's goodwill is tested for impairment annually (or more frequently if impairment indicators arise). Pursuant to FAS 142, a reporting unit is defined as an operating segment or one level below an operating segment (a component), for which discrete financial information is available and reviewed by management. The Company's reporting units were identified as the operating segments Borders, Waldenbooks and Corporate, and the country components of the International operating segment. The carrying amounts of the net assets of the applicable reporting units (including goodwill) are compared to the estimated fair values of those reporting units. Fair value is estimated using a discounted cash flow model which depends on, among other factors, estimates of future sales and expense trends, liquidity and capitalization. The discount rate used approximates the weighted average cost of capital of a hypothetical third party buyer.

Leases: All leases are reviewed for capital or operating classification at their inception under the guidance of Statement of Financial Accounting Standards No. 13, "Accounting for Leases" ("FAS 13"), as amended. The Company uses its incremental borrowing rate in the assessment of lease classification, and defines initial lease term to include the construction build-out period, but to exclude lease extension period(s). The Company conducts operations primarily under operating leases. For leases that contain rent escalations, the Company records the total rent payable during the lease term, as defined above, on a straight-line basis over the term of the lease and records the difference between the rents paid and the straight-line rent as a deferred rent liability, under "Other long-term liabilities" on the Company's consolidated balance sheets, totaling $144.9 and $134.3 as of January 23, 2005 and January 25, 2004, respectively.

Landlord Allowances: The Company classifies landlord allowances as deferred rent liabilities, under "Other long-term liabilities" on the Company's consolidated balance sheets, totaling $116.3 and $113.1 as of January 23, 2005 and January 25, 2004, respectively, in accordance with the provisions of FASB Technical Bulletin No. 88-1, "Issues Relating to Accounting for Leases" ("FTB 88-1"), and as an operating activity on the Company's consolidated statements of cash flows. Also in accordance with the provisions of FTB 88-1, the Company classifies the amortization of landlord allowances as a reduction of occupancy expense, included as a component of "Cost of merchandise sold (includes occupancy)" in the Company's consolidated statements of operations.

Financial Instruments: The recorded values of the Company's financial instruments, which include accounts receivable, accounts payable and indebtedness, approximate their fair values.

Pursuant to the provisions of Statement of Financial Accounting Standards No. 133, "Accounting For Derivative Instruments and Hedging Activities" ("FAS 133"), as amended, the Company recognizes the fair value of its derivatives on the consolidated balance sheets. Changes in derivative fair values are either recognized in earnings as offsets to the changes in fair value of related hedged assets, liabilities and firm commitments, or, for forecasted transactions, deferred and recorded as a component of other stockholders' equity until the hedged transactions occur and are recognized in earnings. The ineffective portion of a hedging derivative's change in fair value is immediately recognized in earnings.

(dollars in millions except per share data)

Accumulated Other Comprehensive Income (Loss): Accumulated other comprehensive income (loss) for the Company includes fair value changes of derivatives (net of tax) and exchange rate fluctuations. Disclosure of comprehensive income (loss) is incorporated into the consolidated statements of stockholders' equity for all years presented. Accumulated other comprehensive income (loss) includes $0.1 and $(0.2) for derivatives and $25.2 and $22.9 for exchange rate fluctuations as of January 23, 2005 and January 25, 2004, respectively.

Revenue: Revenue is recognized, net of estimated returns, at the point of sale for all of the Company's segments.

The Company, through its subsidiaries, has agreements with Amazon.com, Inc. ("Amazon") to operate Web sites utilizing the Borders.com, Waldenbooks.com, Borders.co.uk and Booksetc.co.uk URLs (the "Mirror Sites"). Under these agreements, Amazon is the merchant of record for all sales made through the Mirror Sites, and determines all prices and other terms and conditions applicable to such sales. Amazon is responsible for the fulfillment of all products sold through the Mirror Sites and retains all payments from customers. The Company receives referral fees for products purchased through the Mirror Sites, and includes this income as a component of "Other revenue" in the Company's consolidated statements of operations. The agreements contain mutual indemnification provisions, including provisions that define between the parties the responsibilities with respect to any liabilities for sales, use and similar taxes, including penalties and interest, associated with products sold on the Mirror Sites. Currently, taxes are not collected with respect to products sold on the Mirror Sites except in certain states.

In addition, Borders has an agreement with Amazon to allow customers ordering certain book, music and movie products through certain of Amazon's Web sites to purchase and pick up the merchandise at Borders stores in the United States ("Express In-Store Pick Up"). Under this agreement, the Company is the merchant of record for all sales made through this service, and determines all prices and other terms and conditions applicable to such sales. The Company fulfills all products sold through Express In-Store Pick Up. In addition, the Company assumes all risk, cost and responsibility related to the sale and fulfillment of all products sold. The Company recognizes revenue upon customers' pick up of the merchandise at the store, and classifies this revenue as a component of "Sales" in the Company's consolidated statements of operations. The Company also pays referral fees to Amazon pursuant to this agreement.

Pre-Opening Costs: The Company expenses pre-opening costs as incurred in accordance with SOP 98-5, "Reporting on the Costs of Start-Up Activities."

Closing Costs: Pursuant to the provisions of Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS 146"), which the Company adopted effective January 1, 2003, the Company expenses when incurred all amounts related to the discontinuance of operations of stores identified for closure subsequent to December 31, 2002.

Prior to the adoption of FAS 146, the Company applied the provisions of Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" for all stores it had identified for closure as of December 31, 2002, and provided for expenses directly related to the discontinuance of operations of the stores identified.

Preferred Reader Program: Until October 2004, Waldenbooks sold memberships in its Preferred Reader Program, which offers members discounts on purchases and other benefits. The Company recognizes membership income on a straight-line basis over the 12-month term of the membership, and categorizes the income as "Other revenue" in the Company's consolidated statements of operations. Discounts on purchases are netted against "Sales" in the Company's consolidated statements of operations.

Gift Certificates: The Company sells gift certificates to its customers and records a liability for the face value of all certificates issued and unredeemed within the last 12 months. For certificates older than 12 months, the Company records a liability for a portion of the certificates' face value based upon historical redemption trends. The Company has included the liability for gift certificates as a component of "Accrued payroll and other liabilities" on its consolidated balance sheets, totaling $140.5 and $129.3 as of January 23, 2005 and January 25, 2004, respectively.

Advertising Costs: The Company expenses advertising costs as incurred, and recorded approximately $44.7, $35.9 and $36.1 of gross advertising expenses in 2004, 2003 and 2002, respectively.

(dollars in millions except per share data)

The Company receives payments and credits from vendors pursuant to co-operative advertising programs, shared markdown programs, purchase volume incentive programs and magazine slotting programs.

Pursuant to co-operative advertising programs offered by vendors, the Company contracts with vendors to promote merchandise for specified time periods. Pursuant to the provisions of Emerging Issues Task Force Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor" ("EITF 02-16"), which the Company adopted effective January 1, 2003, vendor consideration which represents a reimbursement of specific, incremental, identifiable costs is included in the "Selling, general and administrative" line on the consolidated statements of operations, along with the related costs, in the period the promotion takes place. Consideration which exceeds such costs is classified as a reduction of the "Cost of merchandise sold" line on the consolidated statements of operations. Additionally, the Company recorded $0.8 and $0.9 of vendor consideration as a reduction to its inventory balance at January 23, 2005 and January 25, 2004, respectively.

The Company also receives credits from vendors pursuant to shared markdown programs, purchase volume programs, and magazine slotting programs. Credits received pursuant to these programs are classified in the "Cost of merchandise sold" line on the consolidated statements of operations, and are recognized upon certain product volume thresholds being met or product placements occurring.

Advertising costs not part of the programs listed above are included in the "Selling, general and administrative" line of the consolidated statements of operations.

Income Taxes: Income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"). FAS 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities. FAS 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion of or all of the deferred tax asset will not be realized.

The Company and its subsidiaries file separate foreign, state and local income tax returns and, accordingly, provide for such income taxes on a separate company basis.

Equity-Based Compensation: The Company accounts for equity-based compensation under the guidance of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). As permitted, the Company has adopted the disclosure-only option of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("FAS 123"), as amended by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure". The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FAS 123 to stock-based employee compensation:

	2004	2003 (restated)	2002 (restated)
Net income, as reported	$131.9	$115.2	$107.6
Add: Stock-based employee expense included in reported net income, net of related tax effects	0.7	0.1	0.1
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of tax	4.1	7.4	11.5
Pro forma net income	$128.5	$107.9	$ 96.2
Earnings per share:			
Diluted — as reported	$ 1.69	$ 1.46	$ 1.31
Diluted — pro forma	$ 1.65	$ 1.36	$ 1.17
Basic — as reported	$ 1.72	$ 1.48	$ 1.34
Basic — pro forma	$ 1.68	$ 1.39	$ 1.20

See "Note 16 — Stock-Based Benefit Plans" for further discussion of the Company's equity-based compensation plans.

(dollars in millions except per share data)

New Accounting Guidance: In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("FAS 123(R)"), which is a revision of FAS 123. FAS 123(R) supersedes APB No. 25, and amends FAS No. 95, "Statement of Cash Flows." Generally, the approach in FAS 123(R) is similar to the approach described in FAS 123. However, FAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. The Company expects to adopt FAS 123(R) in the third quarter of 2005 using the modified-prospective method in which compensation cost is recognized beginning with the adoption date based on (a) the requirements of FAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date. As of January 23, 2005, there were 2.0 million stock option awards granted to employees that remain unvested.

The Company currently recognizes no compensation cost for employee stock options. Based on the adoption of FAS 123(R) in the third quarter of 2005, the Company estimates the impact to not exceed an after-tax charge of approximately $1.7. FAS 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the Company cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions were $11.3, $5.9 and $5.1 in 2004, 2003 and 2002, respectively.

In November 2004, the FASB issued FAS 151, "Inventory Costs, an amendment of Accounting Research Bulletin No. 43, Chapter 4" ("FAS 151"). The amendments made by FAS 151 clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of FAS 151 is not expected to have a material effect on the Company's consolidated financial position or results of operations.

Reclassifications: Certain prior year amounts have been reclassified to conform to current year presentation.

NOTE 2 — RESTATEMENT OF PRIOR YEAR FINANCIAL STATEMENTS

In light of announcements made by a number of public companies regarding lease accounting and a recently issued SEC clarification on the subject, the Company has reevaluated its lease accounting practices. As a result, the Company has corrected its computation of straight-line rent expense, depreciation of leasehold improvements and the classification of landlord allowances related to leasehold improvements (the "Restatement").

Since fiscal 2000, the Company has depreciated leasehold improvements relating to leased properties over the shorter of the assets' estimated useful lives or the initial lease terms, excluding any renewal options. This is consistent with the Company's utilization of initial lease terms in its calculation of straight-line rent expense, including periods prior to fiscal 2000. For Borders stores opened in fiscal 1999 and earlier, however, the Company depreciated leasehold improvements over a 20-year period while the straight-line rent expense in those same years was computed over the initial lease terms, which in some cases were less than 20 years. Therefore, to ensure compliance with GAAP, the Company has corrected its calculation of its depreciation of leasehold improvements to utilize the shorter of their estimated useful lives or the initial terms of the related leases.

In addition, the Company changed its classification of landlord allowances on the consolidated balance sheets and statements of cash flows. Historically, landlord allowances were classified on the Company's consolidated balance sheets as reductions of property and equipment, and were classified as a reduction in capital expenditures, an investing activity, on the Company's consolidated statements of cash flows. In order to comply with the provisions of FASB Technical Bulletin No. 88-1, "Issues Relating to Accounting for Leases" ("FTB 88-1"), however, the Company has classified landlord allowances primarily as deferred rent liabilities, in "Other long-term liabilities" on the Company's consolidated balance sheets, and as an operating activity on the Company's consolidated statements of cash flows.

Also, the Company had recognized the straight-line rent expense for leases beginning on the commencement date of the lease, which had the effect of excluding the construction build-out period of its stores from the calculation of the period over which it expenses rent. The accounting for straight-line rent expense has been corrected to include the construction build-out period.

The following is a summary of the impact of the Restatement on the Company's consolidated statements of operations for the years ended January 25, 2004 and January 26, 2003, the consolidated balance sheet at January 25, 2004 and the consolidated statements of cash flows for the years ended January 25, 2004 and January 26, 2003 (in millions, except per share data):

	Jan. 25, 2004		
	As Previously Reported	Adjustments	As Restated
Consolidated Statement of Operations			
Cost of merchandise sold (includes occupancy)	$2,683.4	$ 5.6	$2,689.0
Gross margin	1,047.6	(5.6)	1,042.0
Selling, general and administrative expenses	820.0	1.4	821.4
Asset impairments and other writedowns	11.5	0.5	12.0
Operating income	205.6	(7.5)	198.1
Income before income tax	196.9	(7.5)	189.4
Income tax provision	74.8	(2.7)	72.1
Income before cumulative effect of accounting change	122.1	(4.8)	117.3
Net income	$ 120.0	$ (4.8)	$ 115.2
Earnings (loss) per common share data:			
Diluted:			
Income before cumulative effect of accounting change	$ 1.54	$ (0.06)	$ 1.48
Net income	$ 1.52	$ (0.06)	$ 1.46
Basic:			
Income before cumulative effect of accounting change	$ 1.57	$ (0.06)	$ 1.51
Net income	$ 1.54	$ (0.06)	$ 1.48
Consolidated Balance Sheet			
Property and equipment, net	$ 577.7	$ 94.1	$ 671.8
Deferred income taxes	1.3	24.3	25.6
Total assets	2,466.2	118.4	2,584.6
Taxes, including income taxes	133.1	(7.4)	125.7
Total current liabilities	1,164.1	(7.4)	1,156.7
Other long-term liabilities	90.2	178.2	268.4
Total liabilities	1,311.5	170.8	1,482.3
Total liabilities and minority interest	1,313.2	170.8	1,484.0
Accumulated other comprehensive income	24.1	(1.4)	22.7
Retained earnings	483.2	(51.0)	432.2
Total stockholders' equity	1,153.0	(52.4)	1,100.6
Total liabilities, minority interest and stockholders' equity	$2,466.2	$ 118.4	$2,584.6

(dollars in millions except per share data)

	Jan. 25, 2004		
	As Previously Reported	Adjustments	As Restated
Consolidated Statement of Cash Flows			
Net cash provided by operations	$ 228.1	$ 10.2	$ 238.3
Net cash used for investing[1]	(103.4)	(128.4)	(231.8)
Effect of exchange rates on cash and equivalents	0.8	0.2	1.0

	Jan. 26, 2003		
	As Previously Reported	Adjustments	As Restated
Consolidated Statement of Operations			
Cost of merchandise sold (includes occupancy)	$2,513.1	$ 5.5	$2,518.6
Gross margin	1,001.6	(5.5)	996.1
Selling, general and administrative expenses	785.9	0.4	786.3
Asset impairments and other writedowns	14.9	0.4	15.3
Operating income	193.9	(6.3)	187.6
Income before income tax	181.3	(6.3)	175.0
Income tax provision	69.6	(2.2)	67.4
Net income	$ 111.7	$ (4.1)	$ 107.6
Earnings (loss) per common share data:			
Diluted:			
Income before cumulative effect of accounting change	$ 1.36	$(0.05)	$ 1.31
Net income	$ 1.36	$(0.05)	$ 1.31
Basic:			
Income before cumulative effect of accounting change	$ 1.39	$(0.05)	$ 1.34
Net income	$ 1.39	$(0.05)	$ 1.34
Consolidated Statement of Cash Flows			
Net cash provided by operations	$ 189.2	$ 12.2	$ 201.4
Net cash used for investing	(121.5)	(12.5)	(134.0)
Effect of exchange rates on cash and equivalents	2.8	0.3	3.1

(1) The change in net cash used for investing includes a reclassification of $118.0 of auction rate securities, unrelated to the Restatement and further discussed in "Note 1 — Summary of Significant Accounting Policies."

NOTE 3 — WEIGHTED-AVERAGE SHARES OUTSTANDING

Weighted-average shares outstanding are calculated as follows (thousands):

	2004	2003	2002
Weighted-average common shares outstanding — basic	76,553	77,905	80,280
Dilutive effect of employee stock options	1,387	1,206	1,753
Weighted-average common shares outstanding — diluted	77,940	79,111	82,033

(dollars in millions except per share data)

Unexercised employee stock options to purchase 3.1 million, 4.2 million, and 7.5 million, common shares as of January 23, 2005, January 25, 2004, and January 26, 2003, respectively, were not included in the weighted-average shares outstanding calculation because to do so would have been antidilutive.

NOTE 4 — ASSET IMPAIRMENTS AND OTHER WRITEDOWNS

Asset Impairments: In accordance with the provisions of FAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company evaluates the carrying values of long-lived assets whenever changes in circumstances indicate the carrying amounts of such assets may not be recoverable. In the fourth quarter of 2004, the Company recorded a charge of $6.2 related to the impairment of certain long-lived assets (primarily leasehold improvements, furniture, and fixtures), consisting of the following: $4.5 related to underperforming domestic Borders superstores, $0.4 related to underperforming Waldenbooks stores and $1.3 related to underperforming Books etc. stores.

In the fourth quarter of 2003, the Company recorded a charge of $6.9 related to the impairment of certain long-lived assets (primarily leasehold improvements, furniture, and fixtures), consisting of the following: $6.6 related to underperforming domestic Borders superstores and $0.3 related to underperforming Waldenbooks stores. Also in the fourth quarter of 2003, the Company incurred a $4.5 charge related to the impairment of certain capitalized technology initiatives, with $3.0, $1.4, and $0.1 allocated to the Borders, Waldenbooks and International segments, respectively.

In the fourth quarter of 2002, the Company recorded a charge of $14.4 related to the impairment of certain long-lived assets (primarily leasehold improvements, furniture, and fixtures), consisting of the following: $3.3 related to underperforming domestic Borders superstores, $8.2 related to underperforming Waldenbooks stores and $2.9 related to underperforming Books etc. stores.

The charges taken for these impairments are categorized as "Asset impairments and other writedowns" on the consolidated statements of operations.

Store Closings: In accordance with the provisions of FAS 146, "Accounting for Costs Associated with Exit or Disposal Activities," the Company expenses when incurred all amounts related to the discontinuance of operations of stores identified for closure. These expenses typically pertain to inventory markdowns, asset impairments, and store payroll and other costs. When the Company closes any of its stores, the inventory of the closed stores is either returned to vendors or marked down and sold. Stores' leasehold improvements, furniture, fixtures and equipment are generally discarded or sold for nominal amounts.

Waldenbooks stores average between five to seven employees per store, who have been or will be displaced by the closures, with the majority being transferred to other Waldenbooks or Borders store locations. Those employees not transferred are eligible for involuntary termination benefits, but the total amount of these benefits for the stores affected by the closing plans is not significant.

During 2004, the Company recorded a $2.2 charge for the closing costs relating to the closure of 43 underperforming Waldenbooks stores (net of a $0.2 adjustment of the prior year reserve resulting from actual costs differing from estimates). The charge included $0.1 of asset impairments and $0.9 of store payroll and other costs. These costs are categorized as "Asset impairments and other writedowns" on the consolidated statements of operations. Also included in the $2.2 charge is a $1.2 charge for inventory markdowns of the stores to be closed, categorized as "Cost of merchandise sold (includes occupancy)" on the consolidated statements of operations.

During 2003, the Company recorded a $1.4 charge for the closing costs relating to the closure of 74 underperforming Waldenbooks stores (net of a $0.9 adjustment of the prior year reserve resulting from actual costs differing from estimates). The charge included $0.1 of asset impairments and $0.5 of store payroll and other costs. These costs are categorized as "Asset impairments and other writedowns" on the consolidated statements of operations. Also included in the $1.4 charge is a $0.8 charge for inventory markdowns of the stores to be closed, categorized as "Cost of merchandise sold (includes occupancy)" on the consolidated statements of operations.

(dollars in millions except per share data)

During the fourth quarter of 2002, the Company adopted a plan to close 65 underperforming Waldenbooks stores. As a result of this plan, the Company recorded a $2.2 charge for the closing costs of the stores (net of a $0.6 adjustment of the prior year reserve resulting from actual costs differing from estimates). The charge included $0.5 of asset impairments, and $0.3 of store payroll and other costs which were incurred subsequent to the stores' scheduled closure in 2002. These costs are categorized as "Asset impairments and other writedowns" on the consolidated statements of operations. Also included in the $2.2 charge is a $1.4 charge for inventory markdowns of the stores to be closed, categorized as "Cost of merchandise sold (includes occupancy)" on the consolidated statements of operations.

Pursuant to Waldenbooks' store closing plans, 43 stores were closed during 2004, 74 stores were closed during 2003 and 55 stores were closed during 2002.

The following table summarizes Waldenbooks' store closing reserve:

Reserve balance at January 27, 2002	$ 3.4
2002 Charge	2.8
2002 Reserve adjustment	(0.6)
2002 Cash payments	(3.0)
Reserve balance at January 26, 2003	$ 2.6
2003 Charge	2.3
2003 Reserve adjustment	(0.9)
2003 Cash payments	(2.9)
Reserve balance at January 25, 2004	$ 1.1
2004 Charge	2.4
2004 Reserve adjustment	(0.2)
2004 Cash payments	(2.7)
Reserve balance at January 23, 2005	$ 0.6

The following table summarizes the sales and operating loss for the stores closed in each of the following fiscal years:

	2004	2003	2002
Sales	$19.2	$30.3	$22.8
Operating loss	(0.6)	(0.9)	(0.1)

During the fourth quarter of 2004, the Company recorded a $1.1 charge for the estimated future lease obligations of a Books etc. store closed in 2004, categorized as "Cost of merchandise sold (includes occupancy)" on the consolidated statements of operations.

During the fourth quarter of 2003, the Company recorded a $0.1 charge for the estimated future lease obligations of a Books etc. store closed in 2003, categorized as "Cost of merchandise sold (includes occupancy)" on the consolidated statements of operations.

During the fourth quarter of 2002, the Company adopted a plan to close one underperforming Books etc. store. As a result of this plan, the Company recorded a $0.1 charge for the closing costs of the store, categorized as "Asset impairments and other writedowns" on the consolidated statements of operations. The Company also recorded a $0.4 charge for the estimated future lease obligations of the store, categorized as "Cost of merchandise sold (includes occupancy)" on the consolidated statements of operations.

(dollars in millions except per share data)

NOTE 5 — EFFECT OF TERRORIST ATTACKS ON SEPTEMBER 11, 2001

As a result of the terrorist attacks on September 11, 2001, a Borders store that operated in the World Trade Center in New York City was destroyed. The loss of that store's sales and net income was not material to the consolidated 2004, 2003 or 2002 results as a whole. The Company was insured for the replacement value of the assets destroyed at the store and up to 24 months of lost income from business interruption coverage and recognized a total recovery of $19.9. The Company does not expect to recover additional insurance amounts related to this incident.

During 2004, the Company recognized as income its final insurance reimbursement of $1.2 related to the September 11, 2001 loss. Of this, $0.9 was categorized as an offset to "Selling, general and administrative expenses". This amount primarily represented the excess of lost assets' replacement value over their net book value. It is the Company's policy to record gains and losses on asset disposals as a part of "Selling, general and administrative expenses". The remaining $0.3 was related to pre-opening expenses incurred in the opening of replacement stores in New York City. This was categorized as an offset to "Pre-opening expense" on the consolidated statements of operations.

During 2003, the Company recognized a $2.8 gain from insurance proceeds related to the terrorist attacks. Of this, $0.7 represented business interruption proceeds for 2003. In addition, $1.8 primarily represented the excess of lost assets' replacement value over their net book value. The remaining $0.3 was related to pre-opening expenses incurred in the opening of replacement stores in New York City.

During 2002, the Company recognized a $2.9 gain from insurance proceeds related to the terrorist attacks. Of this, $1.2 represented business interruption proceeds for 2002. The remaining $1.7 primarily represented the excess of lost assets' replacement value over their net book value.

NOTE 6 — LEGAL SETTLEMENT

In January 2004, a settlement was reached pursuant to which the Company agreed to pay $3.5, categorized as "Legal settlement expense" in the consolidated statements of operations during 2003, to resolve all claims asserted in the California overtime litigation. This action was brought by two former employees, individually and on behalf of a class consisting of all current and former employees who worked as assistant managers in Borders stores in the state of California. The court approved the settlement in December 2004.

NOTE 7 — SALE-LEASEBACK TRANSACTION

In March 2004, the Company entered into an agreement with GE Pension Limited to sell and subsequently leaseback a Company-owned property owned by its Books etc. subsidiary. There were no future commitments, obligations, provisions, or circumstances included in either the sale contract or the lease contract that would result in the Company's continuing involvement; therefore, the assets associated with the property were removed from the Company's consolidated balance sheets.

The transaction was recorded in the International segment. The sale proceeds were $32.3 and the net book value of the property upon the completion date of the sale was $28.4, and direct costs associated with the transaction were $0.4. A deferred gain of $3.5 was recorded on the consolidated balance sheets in "Other long-term liabilities" and is being amortized over the 20-year term of the operating lease.

NOTE 8 — ACQUISITION OF PAPERCHASE PRODUCTS, LTD.

In July 2004, the Company invested cash of $24.1, including debt repayment of $4.1, in connection with an increase in its 15% equity stake in Paperchase Products, Ltd. ("Paperchase"), a leading stationery retailer in the United Kingdom, to 97%, which was allocated primarily to fixed assets, inventory and $22.4 of goodwill. The Company also recorded minority interest of $1.0. The acquisition has been accounted for as a purchase in the Company's International segment. The acquisition was not material to the consolidated statements of operations, the consolidated balance sheets, or the consolidated statements of cash flows of the Company.

(dollars in millions except per share data)

NOTE 9 — SEATTLE'S BEST COFFEE LICENSING AGREEMENT

In August 2004, the Company entered into a licensing agreement with Seattle's Best Coffee LLC ("Seattle's Best"), a wholly-owned subsidiary of Starbucks Corporation, through which the Company will operate Seattle's Best-branded cafes within substantially all of the Company's existing Borders superstores in the continental U.S. and Alaska and new stores as they are opened. Cafes located within existing Borders superstores will be converted to Seattle's Best cafes beginning in early 2005, and continue over the next few years. These cafes will continue to be managed and staffed by Company employees, who will be trained on Seattle's Best brand standards and procedures. Seattle's Best will also provide brand direction and oversight, as well as in-store promotional support, and will receive royalty payments from the Company.

NOTE 10 — PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	2004	2003 (restated)
Property and equipment		
Land	$ 0.2	$ 11.8
Buildings	6.7	26.9
Leasehold improvements	600.6	580.4
Furniture and fixtures	914.7	848.5
Construction in progress	25.6	24.4
	1,547.8	1,492.0
Less — accumulated depreciation and amortization	(912.2)	(820.2)
Property and equipment, net	$ 635.6	$ 671.8

NOTE 11 — INCOME TAXES

The income tax provision from operations consists of the following:

	2004	2003 (restated)	2002 (restated)
Current			
Federal	$52.6	$61.6	$45.2
State and local	10.7	9.1	8.0
Foreign	1.1	0.4	—
Deferred			
Federal	8.0	(2.1)	15.4
State and local	0.7	—	(0.1)
Foreign	2.6	3.1	(1.1)
Total income tax provision	$75.7	$72.1	$67.4

(dollars in millions except per share data)

A reconciliation of the federal statutory rate to the Company's effective tax rate follows:

	2004	2003 (restated)	2002 (restated)
Federal statutory rate	$72.7	$66.3	$61.2
State and local taxes, net of federal tax benefit	7.4	5.9	5.1
Impact of foreign operations	(2.8)	(1.3)	—
Other	(1.6)	1.2	1.1
Total income tax provision	$75.7	$72.1	$67.4

Deferred tax assets and liabilities resulted from the following:

	2004	2003 (restated)
Deferred tax assets		
Accruals and other current liabilities	$ 2.7	$ 4.3
Deferred revenue	0.6	4.6
Other long-term liabilities	3.1	1.4
Deferred compensation	2.2	2.3
Deferred rent	73.4	73.2
Foreign deferred tax assets	22.6	17.4
Asset impairments and other writedowns	10.2	13.9
Valuation allowance	(8.5)	(7.3)
Total deferred tax assets	106.3	109.8
Deferred tax liabilities		
Inventory	17.6	18.3
Property and equipment	74.6	72.6
Net state deferred tax liability	0.4	(1.0)
Foreign deferred tax liabilities	14.3	6.4
Total deferred tax liabilities	106.9	96.3
Net deferred tax assets (liabilities)	$ (0.6)	$ 13.5

The Company has tax net operating loss carryforwards in foreign jurisdictions totaling $28.0 as of January 23, 2005, $34.6 as of January 25, 2004, and $45.2 as of January 26, 2003. These losses have an indefinite carryforward period. The Company has established a valuation allowance to reflect the uncertainty of realizing the benefits of these net operating losses in foreign jurisdictions.

Consolidated domestic income (loss) before taxes was $200.6 in 2004, $189.7 in 2003, and $190.6 in 2002. The corresponding amounts for foreign operations were $7.0 in 2004, $(0.3) in 2003 and $(15.6) in 2002.

Deferred income taxes are not provided on undistributed earnings of foreign subsidiaries that are considered to be permanently reinvested outside the United States. Cumulative foreign earnings considered permanently reinvested totaled $7.9 as of January 23, 2005 and $3.7 as of January 25, 2004.

(dollars in millions except per share data)

NOTE 12 — COMMITMENTS AND CONTINGENCIES

Litigation: On October 29, 2002, Gary Gerlinger, individually and on behalf of all other similarly situated consumers in the United States who, during the period from August 1, 2001 to the present, purchased books online from either Amazon.com, Inc. ("Amazon") or the Company, instituted an action against the Company and Amazon in the United States District Court for the Northern District of California. The Complaint alleges that the agreement pursuant to which an affiliate of Amazon operates Borders.com as a co-branded site (the "Mirror Site") violates federal anti-trust laws, California statutory law and the common law of unjust enrichment. The Complaint seeks injunctive relief, damages, including treble damages or statutory damages where applicable, attorneys fees, costs and disbursements, disgorgement of all sums obtained by allegedly wrongful acts, interest and declaratory relief. The Company has filed an answer denying any liability and also has filed a motion for summary judgment. The Court has issued an order granting the motion as to certain of plaintiff's claims, denying it as to others and requesting additional briefing on certain issues. The order also denied certain cross-motions filed by the plaintiff. The Company intends to vigorously defend the action. The Company has not included any liability in its consolidated financial statements in connection with this matter and has expensed as incurred all legal costs to date. Although an adverse resolution of this matter could have a material adverse effect on the result of the operations of the Company for the applicable period or periods, the Company does not believe that this matter will have a material effect on its liquidity or financial position.

Certain states and private litigants have sought to impose sales or other tax collection efforts on out-of-jurisdiction companies that engage in e-commerce. The Company currently is disputing a claim by the state of California relating to sales taxes that the state claims should have been collected on certain Borders.com sales in California prior to implementation of the Company's Mirror Site agreement with Amazon. Also, the Company and Amazon have been named as defendants in actions filed by a private litigant on behalf of the states of Nevada and Illinois under the applicable state's False Claims Act relating to the failure to collect use taxes on Internet sales in Nevada and Illinois for periods both before and after the implementation of the Mirror Site Agreement. The Complaints seek judgments, jointly and severally, against the defendants for, among other things, injunctive relief, treble the amount of damages suffered by the states of Nevada and Illinois as a result of the alleged violations of the defendants, penalties, costs and expenses, including legal fees. A similar action previously filed against the Company in Tennessee has been dismissed and the appeal period has expired. Various motions to dismiss the Nevada and Illinois actions have been made by the Company and other retailers and by the respective attorney generals of those states. Certain of these motions have been denied and others remain pending.

The Company is vigorously defending all claims against the Company relating to any failure by it or Amazon to collect sales or other taxes relating to Internet sales. Although an adverse resolution of claims relating to the failure to collect sales or other taxes on online sales could have a material effect on the results of the operations of the Company for the applicable period or periods, the Company does not believe that any such claims will have a material adverse effect on its liquidity or financial position.

In addition to the matters described above, the Company is, from time to time, involved in or affected by other litigation incidental to the conduct of its businesses.

NOTE 13 — DEBT

Credit Facility: The Company has a Multicurrency Revolving Credit Agreement (the "Credit Agreement"), which was amended in July 2004 and will expire in July 2009. The Credit Agreement provides for borrowings of up to $500.0 (which may be increased to $700.0 under certain circumstances) secured by eligible inventory and accounts receivable and related assets. Borrowings under the Credit Agreement are limited to a specified percentage of eligible inventories and accounts receivable and bear interest at a variable base rate plus an increment or LIBOR plus an increment at the Company's option. The Credit Agreement (i) includes a fixed charge coverage ratio requirement of 1.1 to 1 that is applicable only if outstanding borrowings under the facility exceed 90% of permitted borrowings thereunder, (ii) contains covenants that limit, among other things, the Company's ability to incur indebtedness, grant liens, make investments, consolidate or merge or dispose of assets, (iii) prohibits dividend payments and share repurchases that would result in borrowings under the facility exceeding 90% of permitted borrowings thereunder, and (iv) contains

(dollars in millions except per share data)

default provisions that are typical for this type of financing, including a cross default provision relating to other indebtedness of more than $25.0. The Company had borrowings outstanding under the Credit Agreement (or a prior agreement) of $131.7 million at January 23, 2005 and $126.9 at January 25, 2004. The weighted average interest rate in 2004 and 2003 was approximately 5.9% and 5.4%, respectively.

Term Loan: On July 30, 2002, the Company issued $50.0 of senior guaranteed notes (the "Notes") due July 30, 2006 and bearing interest at 6.31% (payable semi-annually). The proceeds of the sale of the Notes are being used to refinance existing indebtedness of the Company and its subsidiaries and for general corporate purposes. The note purchase agreement relating to the Notes contains covenants which limit, among other things, the Company's ability to incur indebtedness, grant liens, make investments, engage in any merger or consolidation, dispose of assets or change the nature of its business, and requires the Company to meet certain financial measures regarding net worth, total debt coverage and fixed charge coverage. In July 2004, the note purchase agreement was amended to permit the amendment to the Credit Agreement described above and to provide for a parity lien to secure the Notes on the same collateral as secures borrowings under the Credit Agreement.

Debt of Consolidated VIEs: The Company includes the debt of two variable interest entities ("VIEs"), consolidated pursuant to Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), in its consolidated balance sheets. Scheduled principal payments of this debt as of January 23, 2005 total $0.1 in 2005, $0.2 in 2006, $0.2 in 2007, $0.2 in 2008, $0.2 in 2009, $4.8 in all later years, and in the aggregate, total $5.7. See "Note 14 — Leases" for further discussion of the Company's consolidation of these VIEs.

As of January 23, 2005 the Company was in compliance with its debt covenants.

NOTE 14 — LEASES

Operating Leases: The Company conducts operations primarily in leased facilities. Store leases are generally for terms of three to 20 years. Borders' leases generally contain multiple three- to five-year renewal options which allow Borders the option to extend the life of the leases up to 25 years beyond the initial noncancellable term. Waldenbooks' leases generally do not contain renewal options. Certain leases provide for additional rental payments based on a percentage of sales in excess of a specified base. Also, certain leases provide for the payment by the Company of executory costs (taxes, maintenance, and insurance).

Lease Commitments: Future minimum lease payments under operating leases at January 23, 2005 total $344.7 in 2005, $331.9 in 2006, $324.6 in 2007, $308.9 in 2008, $293.5 in 2009, $2,229.5 in all later years, and in the aggregate, total $3,833.1.

Rental Expenses: A summary of operating lease minimum and percentage rental expense follows:

	2004	2003	2002
Minimum rentals	$370.2	$352.6	$322.1
Percentage rentals	8.0	2.0	1.6
Total	$378.2	$354.6	$323.7

Capitalized Leases: The Company accounts for certain items under capital leases. Scheduled principal payments of capitalized leases as of January 23, 2005 total $0.1, due in 2005.

Lease Financing Facilities: The Company had two lease financing facilities (the "Original Lease Facility" and the "New Lease Facility", collectively, the "Lease Financing Facilities") to finance new stores and other property owned by unaffiliated entities and leased to the Company or its subsidiaries. In July 2004, the Company repaid all amounts outstanding under the Lease Financing Facilities (totaling $13.8) on behalf of the two borrowing VIEs. The Company has recorded this debt repayment as a prepayment of a portion of the rent expense for occupancy through 2024, and has classified the current portion as a component of "Accounts receivable and other current assets," and the

(dollars in millions except per share data)

non-current portion as a component of "Other assets" on the consolidated balance sheets at January 23, 2005. In conjunction with this transaction, the Lease Financing Facilities were terminated.

Consolidated VIEs: The Company adopted FIN 46 as of January 25, 2004, which resulted in the consolidation of four VIEs and an after-tax charge of $2.1, comprised of non-cash depreciation costs in 2003. This charge is included as a "Cumulative effect of accounting change (net of tax)" in the Company's consolidated statements of operations in 2003. Of the four VIEs initially consolidated, only two such entities remain consolidated at January 23, 2005, as discussed below.

As a result of the repayment and termination of the Lease Financing Facilities in July 2004, the Company deconsolidated the two VIEs which had participated in the Lease Financing Facilities as of July 2004, pursuant to the provisions of FIN 46. The deconsolidation of the two VIEs resulted in a reduction of land, property and equipment, net of accumulated depreciation, of $12.5, short-term borrowings of $13.8, and minority interest of $1.3. The Company also recorded an after-tax gain of $1.7 as a result of the deconsolidation of these VIEs. These amounts have been treated as non-cash items on the consolidated statements of cash flows.

Separately, the Company is the primary beneficiary of two VIEs due to the Company's guarantee of the debt of these entities. As a result, the Company consolidates these VIEs and has recorded property and equipment, net of accumulated depreciation, of $5.3, long-term debt of $5.7, and minority interest of $0.4 at January 23, 2005.

Mortgage Notes: During 1994, the Company entered into agreements in which leases with respect to four Borders locations served as collateral for certain mortgage pass-through certificates. These mortgage pass-through certificates included a provision requiring the Company to repurchase the underlying mortgage notes in certain events. In the fourth quarter of 2001, the Company was obligated to purchase the notes for $33.5, due to Kmart Corporation's (the former guarantor of the leases) failure to maintain investment grade credit ratings. As a result, the Company has categorized this prepaid rent amount as part of "Other assets" in the consolidated balance sheets and is amortizing the balance over each property's remaining lease term. The remaining balance at January 23, 2005 was approximately $26.8.

NOTE 15 — EMPLOYEE BENEFIT PLANS

Employee Savings Plan: Employees of the Company who meet certain requirements as to age and service are eligible to participate in the Company's Savings Plan. The Company's expense related to this plan was $4.7, $4.3, and $4.2 for 2004, 2003 and 2002, respectively.

NOTE 16 — STOCK-BASED BENEFIT PLANS

2004 Long-Term Incentive Plan: The Company maintains the 2004 Long-Term Incentive Plan (the "2004 Plan"), pursuant to which the Company may grant stock-based awards to employees and non-employee directors of the Company, including restricted shares and share units of its common stock and options to purchase its common stock. The 2004 Plan was approved by shareholders in May 2004, and replaced all prior stock-based benefit plans. At January 23, 2005, the Company has 3.0 million shares authorized for the grant of stock-based awards under the 2004 Plan (plus any shares forfeited or cancelled under the 2004 Plan or any prior plan).

Under the 2004 Plan, the exercise price of options granted will generally not be less than the fair value per share of the Company's common stock at the date of grant. The plan provides for vesting periods as determined by the Compensation Committee of the Company's Board of Directors.

Under the 2004 Plan, the Company's senior management personnel are required to use 20%, and may use up to 100%, of their annual incentive bonuses to purchase restricted shares of the Company's common stock, at a 20% to 40% discount from the fair value of the same number of unrestricted shares of common stock. In addition, the Company's senior management personnel may elect to make a one-time purchase of restricted shares. Restricted shares of common stock purchased under the 2004 Plan will generally be restricted from sale or transfer for two to four years from date of purchase.

The Company recognizes compensation expense for the discount on restricted shares of common stock purchased under the 2004 Plan (or prior plan). Such discounts are recognized as expense on a straight-line basis over the period during which the shares are restricted from sale or transfer.

The Company may grant performance-based share units of its common stock ("RSUs") to its senior management personnel. RSUs vest based on various performance goals, including net income, earnings per share and other business criteria. RSUs have vesting periods as determined by the Compensation Committee of the Company's Board of Directors.

The Company recognizes compensation expense for the performance-based share units of common stock granted under the 2004 Plan using variable accounting, in accordance with the provisions of APB 25 "Accounting for Stock Issued to Employees". Under variable accounting, estimates of compensation costs are recorded and updated each period until the measurement date, based on changes in the Company's share price and the estimated vesting period of the RSUs.

Employee Stock Purchase Plan: The Company also maintains an employee stock purchase plan (the "Employee Plan"), which allows the Company's associates not eligible under the 2004 Plan to purchase shares of the Company's common stock at a 15% discount from their fair market value. At January 23, 2005, the Company has 0.6 million shares authorized for issuance under the Employee Plan.

The Company is not required to record compensation expense with respect to shares purchased under the Employee Plan.

A summary of the information relative to the Company's stock option plans follows (number of shares in thousands):

All Plans	Number of Shares	Weighted-Average Exercise Price
Outstanding at January 27, 2002	15,415	$18.11
Granted	3,232	20.02
Exercised	1,305	12.42
Forfeited	2,273	20.52
Outstanding at January 26, 2003	15,069	18.76
Granted	1,455	21.24
Exercised	1,907	12.90
Forfeited	1,574	20.63
Outstanding at January 25, 2004	13,043	19.67
Granted	69	23.52
Exercised	3,121	13.85
Forfeited	995	21.81
Outstanding at January 23, 2005	8,996	21.48
Balance exercisable at		
January 26, 2003	8,832	18.59
January 25, 2004	8,750	19.86
January 23, 2005	6,985	21.95

The weighted-average fair values of options at their grant date where the exercise price equals the market price on the grant date were $7.30, $5.93, and $6.94 in 2004, 2003 and 2002, respectively.

The Black-Scholes option valuation model was used to calculate the fair market value of the options at the grant date for the purpose of disclosures required by FAS 123. The following assumptions were used in the calculation:

	2004	2003	2002
Risk-free interest rate	2.8-4.7%	1.5-3.4%	2.2-5.3%
Expected life	3-5 years	3-5 years	3-10 years
Expected volatility	29.9-35.2%	35.2-41.6%	46.3%
Expected dividends	1.3-1.6%	0.0-1.5%	0.0%

The following table summarizes the information regarding stock options outstanding at January 23, 2005 (number of shares in thousands):

	Outstanding			Exercisable	
Range of Exercise Prices	Number of Shares	Weighted-Average Remaining Life	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
$6.81-$10.22	215	0.8	$ 8.69	215	$ 8.69
$10.23-$13.63	1,010	2.2	12.91	1,010	12.91
$13.64-$17.03	1,321	3.0	14.75	1,160	14.74
$17.04-$20.44	1,460	4.1	17.55	752	17.76
$20.45-$27.25	2,302	3.7	22.69	1,160	23.25
$27.26-$30.66	2,199	2.4	29.79	2,199	29.79
$30.67-$34.06	489	2.9	31.68	489	31.68

A summary of the information relative to the Company's granting of stock-based awards other than options follows (number of shares in thousands):

	Number of Shares	Weighted-Average Purchase Price	Weighted-Average at Grant Date FMV
Stock issued:			
2004 Plan (or prior plan)			
2002	28	$18.26	23.91
2003	82	13.56	17.29
2004	45	17.74	23.59
Employee plan			
2002	35	15.29	17.99
2003	34	15.24	17.92
2004	28	20.64	24.29
Performance-based stock units issued:			
2004 Plan			
2004	288	—	23.50

(dollars in millions except per share data)

NOTE 17 — FINANCIAL INSTRUMENTS

The Company is subject to risk resulting from interest rate fluctuations, as interest on certain of the Company's borrowings is based on variable rates. The Company's objective in managing its exposure to interest rate fluctuations is to limit the impact of interest rate changes on earnings and cash flows and to lower its overall borrowing costs. The Company is currently utilizing two interest rate swaps to achieve this objective, effectively converting a portion of its variable rate exposure to fixed interest rates. In accordance with the provisions of FAS 133, the Company designated these interest rate swap agreements as cash flow hedges.

The Company recognizes the fair value of its derivatives on the consolidated balance sheets. Changes in the fair value of a derivative that is designated as, and meets all the required criteria for, a cash flow hedge are recorded in accumulated other comprehensive income and reclassified into earnings as the underlying hedged item affects earnings. Amounts reclassified into earnings related to cash flow hedges are included in interest expense. For the year ended January 23, 2005, unrealized after-tax net gains of $0.3 related to cash flow hedges were recorded in other comprehensive income. As of January 23, 2005, $0.1 net unrealized gains related to interest rate swaps were included in accumulated other comprehensive income, none of which is expected to be reclassified into earnings during the next 12 months. The hedge ineffectiveness for the year ending January 23, 2005 was not material.

A portion of the Company's borrowings is based on a fixed interest rate. In August 2003, the Company entered into an interest rate swap to convert the fixed rate, upon which the $50.0 of Notes are based, to a variable rate based on LIBOR. In accordance with the provisions of FAS 133, the Company has designated this swap agreement as a fair market value hedge. Changes in the fair value of a derivative that is designated as, and meets all the required criteria for, a fair market value hedge are recorded in the Company's consolidated statements of operations, as are changes in the fair value of the hedged debt.

As of January 23, 2005, and January 25, 2004, the Company had the following interest rate swaps in effect:

January 23, 2005

Notional Amount	Strike Rate	Period	Fair Market Value
$37.6[(a)]	4.9%	10/98-6/05	$ —
$37.6[(a)]	4.7%	9/98-6/05	$ —
$50.0	variable	8/03-7/06	$0.1

(a) Notional amount is the U.S. dollar equivalent of 20.0 British pounds.

January 25, 2004

Notional Amount	Strike Rate	Period	Fair Market Value
$36.5[(a)]	4.9%	10/98-6/05	$(0.4)
$36.5[(a)]	4.7%	9/98-6/05	$(0.1)
$50.0	variable	8/03-7/06	$ 1.4

(a) Notional amount is the U.S. dollar equivalent of 20.0 British pounds.

(dollars in millions except per share data)

NOTE 18 — SEGMENT INFORMATION

The Company is organized based upon the following operating segments: domestic Borders stores, International stores (including Borders, Books etc. and Paperchase stores), Waldenbooks Specialty Retail stores ("Waldenbooks"), and Corporate (consisting of the unallocated portion of interest expense, certain corporate governance costs and corporate incentive costs). The accounting policies of the segments are the same as those described in the "Summary of Significant Accounting Policies." Segment data includes charges allocating all corporate headquarters costs to each segment. Transactions between segments, consisting principally of inventory transfers, are recorded primarily at cost. Interest income and expense are allocated to segments based upon the cash flow generated or absorbed by those segments. The Company utilizes fixed interest rates, approximating the Company's medium-term borrowing and investing rates, in calculating segment interest income and expense. The Company evaluates the performance of its segments and allocates resources to them based on anticipated future contribution.

	2004	2003 (restated)	2002 (restated)
Sales			
Borders	$2,588.9	$2,470.2	$2,319.0
Waldenbooks	779.9	820.9	852.2
International	510.7	407.5	314.9
Total sales	$3,879.5	$3,698.6	$3,486.1
Interest expense (income)			
Borders	$ (5.4)	$ (1.9)	$ 2.5
Waldenbooks	(42.2)	(38.8)	(33.5)
International	19.1	19.0	17.2
Corporate	37.6	30.4	26.4
Total interest expense	$ 9.1	$ 8.7	$ 12.6
Income tax provision (benefit)			
Borders	$ 70.9	$ 61.8	$ 62.8
Waldenbooks	26.6	30.5	24.3
International	(0.3)	(3.6)	(6.7)
Corporate	(21.5)	(16.6)	(13.0)
Total income tax expense	$ 75.7	$ 72.1	$ 67.4
Depreciation expense			
Borders	$ 80.4	$ 79.5	$ 76.3
Waldenbooks	16.7	18.5	20.6
International	15.8	13.3	10.2
Corporate	—	—	—
Total depreciation expense	$ 112.9	$ 111.3	$ 107.1
Net income (loss)			
Borders	$ 112.0	$ 97.3	$ 100.2
Waldenbooks	41.5	48.8	41.1
International	5.6	(1.3)	(13.8)
Corporate	(27.2)	(29.6)	(19.9)
Total net income	$ 131.9	$ 115.2	$ 107.6

(dollars in millions except per share data)

	2004	2003 (restated)	2002 (restated)
Total assets			
Borders	$1,484.7	$1,469.7	$1,418.5
Waldenbooks	328.3	321.7	335.2
International	452.8	374.6	321.5
Corporate	363.0	418.6	302.8
Total assets	$2,628.8	$2,584.6	$2,378.0
Capital expenditures			
Borders	$ 64.5	$ 69.8	$ 72.6
Waldenbooks	12.2	6.5	6.7
International	20.6	20.7	26.5
Corporate	18.2	13.9	28.2
Total capital expenditures	$ 115.5	$ 110.9	$ 134.0

Total assets for the Corporate segment include certain corporate headquarters asset balances, which have not been allocated to the other segments; however, depreciation expense associated with such assets has been allocated to the other segments as follows:

	2004	2003 (restated)	2002 (restated)
Borders	$10.2	$11.6	$10.4
Walden	4.8	6.0	5.3
International	0.2	—	—
Total	$15.2	$17.6	$15.7

Long-lived assets by geographic area are as follows:

	2004	2003 (restated)	2003 (restated)
Long-lived assets:			
Domestic	$628.0	$644.4	$641.5
International	235.4	227.5	195.2
Total long-lived assets	$863.4	$871.9	$836.7

(dollars in millions except per share data)

NOTE 19 — UNAUDITED QUARTERLY FINANCIAL DATA

	Fiscal 2004 Quarter Ended			
	April (restated)	July (restated)	October (restated)	January
Total revenue	$838.1	$853.4	$838.6	$1,372.9
Gross margin	210.3	223.3	213.1	452.7
Net income (loss)	2.3	7.9	(1.1)	122.8
Diluted earnings (loss) per common share	0.03	0.10	(0.01)	1.62
Basic earnings (loss) per common share	0.03	0.10	(0.01)	1.65

	Fiscal 2003 Quarter Ended			
	April (restated)	July (restated)	October (restated)	January (restated)
Total revenue	$758.7	$834.3	$817.1	$1,320.9
Gross margin	187.0	210.9	204.1	440.0
Income (loss) before cumulative effect of accounting change	(6.4)	3.5	(0.9)	121.1
Diluted earnings (loss) per common share	(0.08)	0.04	(0.01)	1.52
Basic earnings (loss) per common share	(0.08)	0.05	(0.01)	1.55
Net income (loss)	(6.4)	3.5	(0.9)	119.0
Diluted earnings (loss) per common share	(0.08)	0.04	(0.01)	1.49
Basic earnings (loss) per common share	(0.08)	0.05	(0.01)	1.52

Earnings per share amounts for each quarter are required to be computed independently and may not equal the amount computed for the total year.

The following tables contain selected quarterly consolidated financial data for 2003 and the first three quarters of 2004, as previously reported in the Company's filed Quarterly Reports on Form 10-Q:

	Fiscal 2004 Quarter Ended		
	April	July	October
Total revenue	$838.1	$853.4	$838.6
Gross margin	210.8	223.6	212.4
Net income (loss)	3.0	8.5	(1.5)
Diluted earnings (loss) per common share	0.04	0.11	(0.02)
Basic earnings (loss) per common share	0.04	0.11	(0.02)

	Fiscal 2003 Quarter Ended			
	April	July	October	January
Total revenue	$758.7	$834.3	$817.1	$1,320.9
Gross margin	189.0	212.6	206.1	439.9
Income (loss) before cumulative effect of accounting change	(4.8)	4.5	0.5	121.9
Diluted earnings (loss) per common share	(0.06)	0.06	0.01	1.53
Basic earnings (loss) per common share	(0.06)	0.06	0.01	1.56
Net income (loss)	(4.8)	4.5	0.5	119.8
Diluted earnings (loss) per common share	(0.06)	0.06	0.01	1.50
Basic earnings (loss) per common share	(0.06)	0.06	0.01	1.53

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Borders Group, Inc.

We have audited the accompanying consolidated balance sheets of Borders Group, Inc. (the Company) as of January 23, 2005 and January 25, 2004, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended January 23, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at January 23, 2005 and January 25, 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 23, 2005, in conformity with U.S. generally accepted accounting principles.

As described in Note 2 to the consolidated financial statements, the accompanying consolidated balance sheet as of January 25, 2004 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the two years in the period ended January 25, 2004 have been restated.

As discussed in Note 14 to the consolidated financial statements, the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 46, Consolidation of Variable Interest Entities effective January 25, 2004.

We have also audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), management's assessment of the effectiveness of the Company's internal control over financial reporting as of January 23, 2005 and the effectiveness of the Company's internal control over financial reporting as of January 23, 2005 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our report dated April 5, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an adverse opinion on the effectiveness of the Company's internal controls over financial reporting because of the existence of a material weakness.

/s/ Ernst & Young LLP

Detroit, Michigan
April 5, 2005

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Controls and Procedures: The Company's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of January 23, 2005 (the "Evaluation Date"). In performing this evaluation, management reviewed the Company's lease accounting practices in light of announcements made by a number of public companies and a recently issued SEC clarification on the subject. As a result of this review, the Company concluded that its previously established lease accounting practices were not appropriate. Accordingly, as described below, the Company determined to restate certain of its previously issued financial statements to reflect the correction of the Company's lease accounting practices. Based on such evaluation, such officers have concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were not effective in alerting them on a timely basis to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company's periodic filings under the Exchange Act. In coming to the conclusion that the Company's internal control over financial reporting was not effective as of January 23, 2005, management considered, among other things, the control deficiency related to periodic review of the application of generally accepted accounting principles, which resulted in the need to restate the Company's previously issued financial statements as disclosed in Note 2 to the accompanying consolidated financial statements included in this Form 10-K.

Changes in Internal Control: There were no changes in the Company's internal control over financial reporting during the quarter ended January 23, 2005 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Annual Report on Internal Control over Financial Reporting: Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). Management assessed the effectiveness of the Company's internal control over financial reporting as of January 23, 2005. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control — Integrated Framework*. In performing this assessment, management reviewed the Company's lease accounting practices in light of announcements made by a number of public companies and a recently issued SEC clarification on the subject. As a result of this review, the Company concluded that its previously established lease accounting practices were not appropriate. Accordingly, the Audit Committee of the Company's Board of Directors adopted a recommendation of the Company's management to restate certain of its previously issued financial statements to reflect the correction in the Company's lease accounting practices.

Management evaluated the impact of this restatement on the Company's assessment of its system of internal control and has concluded that the control deficiency that resulted in the incorrect lease accounting practices represented a material weakness. As a result of the material weakness in the Company's internal control over financial reporting, management has concluded that, as of January 23, 2005, the Company's internal control over financial reporting was not effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's independent registered public accounting firm, Ernst & Young LLP, has issued an audit report on the Company's assessment of the effectiveness of internal control over financial reporting as of January 23, 2005, which is included herein.

Remediation Steps to Address Material Weakness: To remediate the material weakness in the Company's internal control over financial reporting, subsequent to January 23, 2005 the Company has implemented additional review procedures over the selection and monitoring of appropriate assumptions and factors affecting lease accounting practices.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Stockholders of
Borders Group, Inc.

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting, included in Item 9A, that Borders Group, Inc. (the Company) did not maintain effective internal control over financial reporting as of January 23, 2005, because of the effect of the Company's insufficient controls over the selection and monitoring of appropriate assumptions and factors affecting lease accounting, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weakness has been identified and included in management's assessment: In its assessment as of January 23, 2005, management identified as a material weakness the Company's insufficient controls over the selection and monitoring of appropriate assumptions and factors affecting lease accounting practices. As a result of this material weakness in internal control, Borders Group, Inc. concluded the Company's previously issued financial statements should be restated. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2004 financial statements, and this report does not affect our report dated April 5, 2005 on those financial statements.

In our opinion, management's assessment that Borders Group, Inc. did not maintain effective internal control over financial reporting as of January 23, 2005, is fairly stated, in all material respects, based on the COSO control criteria. Also, in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Borders Group, Inc. has not maintained effective internal control over financial reporting as of January 23, 2005, based on the COSO control criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of January 23, 2005 and January 25, 2004, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended January 23, 2005, and our report dated April 5, 2005 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Detroit, Michigan
April 5, 2005

Item 9B. Other Information

None.

PART III

Item 10. Directors and Executive Officers of the Registrant

Information regarding the executive officers of the Company required by this Item 10 is set forth in Item 1 of Part I herein under the caption "Executive Officers of the Company." Information pertaining to directors of the Company required by Item 10 is included under the caption "Election of Directors" in the Company's Proxy Statement dated April 18, 2005 for the Company's May 19, 2005 Annual Meeting of Stockholders, and is incorporated herein by reference. Information relating to compliance with Section 16(a) of the Securities Exchange Act of 1934, as amended, is set forth in the Proxy Statement and incorporated herein by reference.

Section 16(a) Beneficial Ownership Reporting Compliance

The information required by this section is incorporated herein by reference to the information under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement dated April 18, 2005 for the Company's May 19, 2005 Annual Meeting of Stockholders.

Code of Ethics and Other Corporate Governance Information

Information regarding the Company's Business Conduct Policy and its Code of Ethics Relating to Financial Reporting, as well the names of the individuals determined by the Board of Directors to be "audit committee financial experts," is included in the "Election of Directors — Board of Directors Meetings and Committees" and "Election of Directors — Corporate Governance" sections of the Company's Proxy Statement dated April 18, 2005 for the Company's May 19, 2005 Annual Meeting of Stockholders, and is incorporated herein by reference.

Item 11. Executive Compensation

The information required by this Item 11 is incorporated herein by reference to the information under the captions "Executive Compensation" and "Compensation of Directors" in the Proxy Statement dated April 18, 2005 for the Company's May 19, 2005 Annual Meeting of Stockholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The information required by this Item 12 is incorporated herein by reference to the information under the heading "Beneficial Ownership of Common Stock" in the Proxy Statement dated April 18, 2005 for the Company's May 19, 2005 Annual Meeting of Stockholders.

Item 13. Certain Relationships and Related Party Transactions

Not applicable.

Item 14: Principal Accounting Fees and Services

The information required by this Item 14 is incorporated herein by reference to the information under the heading "Fees Paid to Independent Auditors" in the Proxy Statement dated April 18, 2005 for the Company's May 19, 2005 Annual Meeting of Stockholders.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) 1. Our Consolidated Financial Statements are included in Part II, Item 8:

2. Financial Statement Schedules

All schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

3. The following exhibits are filed herewith unless otherwise indicated:

Exhibit Number	Description
2.1(3)	Agreement and plan of Merger dated as of April 8, 1997 between Michigan Borders Group, Inc. and Borders Group, Inc.
3.1(5)	Restated Articles of Incorporation of Borders Group, Inc.
3.2(8)	Restated bylaws of Borders Group, Inc.
10.1(8)	Form of Severance Agreement
10.2(3)	Borders Group, Inc. Stock Option Plan
10.3(8)	Amendment to the Borders Group, Inc. Stock Option Plan
10.4(1)	Borders Group, Inc. Employee Stock Purchase Plan
10.5(2)	First Amendment to the Borders Group, Inc. Employee Stock Purchase Plan
10.6(5)	Second Amendment to the Borders Group, Inc. Employee Stock Purchase Plan
10.7(5)	Third Amendment to the Borders Group, Inc. Employee Stock Purchase Plan
10.8(15)	Restated Borders Group, Inc. Annual Incentive Bonus Plan
10.9(4)	Borders Group, Inc. Stock Option Plan for International Employees
10.10(5)	1998 Borders Group, Inc. Stock Option Plan
10.11(7)	Agreement dated November 15, 1999, between Borders Group, Inc. and Gregory P. Josefowicz
10.12(5)	Participation Agreement dated as of December 1, 1998 by and among Borders Group, Inc., Borders, Inc. and Parties thereto
10.13(6)	Amendment No. 1 to 1998 Borders Group, Inc. Stock Option Plan
10.14(8)	Participation Agreement dated as of January 22, 2001 by and among Borders Group, Inc., Borders, Inc. and Parties thereto
10.15(9)	Note Purchase Agreement dated as of July 30, 2002 relating to the 6.31% Senior Guaranteed Notes of Borders Group, Inc.
10.16(10)	Borders Group, Inc. Long Term Incentive Plan

Exhibit Number	Description
10.17(11)	Participation Agreement dated as of November 15, 2002 by and among Borders Group, Inc., Borders, Inc. and Parties thereto
10.18(12)	Borders Group, Inc. 2004 Long-Term Incentive Plan
10.19(13)	First Amendment to the Borders Group, Inc. 2004 Long Term Incentive Plan dated as of May 20, 2004
10.20(13)	Amended and Restated Multicurrency Revolving Credit Agreement dated as of July 30, 2004 among Borders Group, Inc., its subsidiaries and Parties thereto
10.21(13)	Security Agreement dated as of July 30, 2004 among Borders Group, Inc., its subsidiaries and Parties thereto
10.22(13)	Amendment No. 1 to the Note Purchase Agreement dated as of July 30, 2004 among Borders Group, Inc., its subsidiaries and Parties thereto
10.23(14)	Restricted Share Unit Grant Agreement
14.1(11)	Code of Ethics Relating to Financial Reporting
14.2(11)	Business Conduct Policy
21.1	Subsidiaries of Registrant
23.1	Consent of Ernst & Young LLP
31.1	Statement of Gregory P. Josefowicz, Chairman, President and Chief Executive Officer of Borders Group, Inc. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Statement of Edward W. Wilhelm, Senior Vice President and Chief Financial Officer of Borders Group, Inc. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Statement of Gregory P. Josefowicz, Chairman, President and Chief Executive Officer of Borders Group, Inc. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Statement of Edward W. Wilhelm, Senior Vice President and Chief Financial Officer of Borders Group, Inc. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1	Cautionary Statement under the Private Securities Litigation Reform Act of 1995 — "Safe Harbor" for Forward-Looking Statements

(1) Incorporated by reference from the Company's Registration Statement on Form S-1 (File No. 333-90918).

(2) Incorporated by reference from the Company's Registration Statement on Form S-1 (File No. 333-80643).

(3) Incorporated by reference from the Company's Proxy Statement dated April 9, 1997 of Borders Group, Inc. (File No. 1-13740).

(4) Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended July 26, 1998 (File No. 1-13740).

(5) Incorporated by reference from the Company's Annual Report on Form 10-K for the year ended January 24, 1999 (File No. 1-13740).

(6) Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended October 24, 1999 (File No. 1-13740).

(7) Incorporated by reference from the Company's Annual Report on Form 10-K for the year ended January 23, 2000 (File No. 1-13740).

(8) Incorporated by reference from the Company's Annual Report on Form 10-K for the year ended January 27, 2002 (File No. 1-13740).

(9) Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended July 28, 2002 (File No. 1-13740).

(10) Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended July 27, 2003 (Filed No. 1-13740).

(11) Incorporated by reference from the Company's Annual Report on Form 10-K for the year ended January 25, 2004 (Filed No. 1-13740).

(12) Incorporated by reference from the Company's Proxy Statement dated April 18, 2004 (File No. 1-13740).

(13) Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended July 25, 2004 (Filed No. 1-13740).

(14) Incorporated by reference from the Company's Current Report on Form 8-K dated March 16, 2005 (Filed No. 1-13740).

(15) Incorporated by reference from the Company's Proxy Statement dated April 18, 2005 (File No. 1-13740).

(b) Financial Statement Exhibits:

See attached Exhibit Index.

(c) Financial Statement Schedules:

All schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BORDERS GROUP, INC.
(Registrant)

By: /s/ GREGORY P. JOSEFOWICZ

Gregory P. Josefowicz
Chairman, Chief Executive Officer and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ GREGORY P. JOSEFOWICZ Gregory P. Josefowicz	Chairman, Chief Executive Officer, and President	April 8, 2005
/s/ EDWARD W. WILHELM Edward W. Wilhelm	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	April 8, 2005
/s/ JOEL J. COHEN Joel J. Cohen	Director	April 8, 2005
/s/ AMY B. LANE Amy B. Lane	Director	April 8, 2005
/s/ VICTOR L. LUND Victor L. Lund	Director	April 8, 2005
/s/ DR. EDNA GREENE MEDFORD Dr. Edna Greene Medford	Director	April 8, 2005
/s/ LAWRENCE I. POLLOCK Lawrence I. Pollock	Director	April 8, 2005
/s/ BETH M. PRITCHARD Beth M. Pritchard	Director	April 8, 2005

STOCKHOLDERS' INFORMATION

CORPORATE HEADQUARTERS

Borders Group, Inc.
100 Phoenix Drive
Ann Arbor, Michigan 48108
734-477-1100

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
500 Woodward Avenue
Detroit, Michigan 48226

REGISTRAR AND STOCK TRANSFER AGENT

EquiServe Trust Company, NA
P.O. Box 43069
Providence, RI 02940-3069
800-446-2617

COMMON STOCK

The Company's Common Stock trades on the New York Stock Exchange under the symbol BGP.

ANNUAL MEETING

Borders Group, Inc.'s annual meeting of stockholders will be held on May 19, 2005 at 11:30 a.m. local time at:
The Ritz-Carlton
Fairlane Plaza
300 Towncenter Drive
Dearborn, Michigan 48126

STOCKHOLDERS' INQUIRIES

For information about Borders Group, Inc. and its subsidiaries, including Annual Reports, Form 10-K and 10-Q documents and other available financial information, please send your request to:
Borders Group, Inc.
Investor Relations
100 Phoenix Drive
Ann Arbor, Michigan 48108
Phone 734-477-1794
Fax 734-477-1517

Information can also be obtained via the Internet by visiting www.bordersgroupinc.com.

MARKET PRICE FOR COMMON STOCK

The following table sets forth, for the fiscal quarters indicated, the high and low closing market prices for the Company's Common Stock.

2004	High	Low
Q1	$25.21	$21.27
Q2	$24.94	$22.09
Q3	$25.22	$21.42
Q4	$26.30	$21.95

2003	High	Low
Q1	$15.84	$13.60
Q2	$18.60	$15.50
Q3	$21.76	$17.64
Q4	$22.98	$21.20

As of March 22, 2005, there were approximately 3,142 holders of record of the Company's Common Stock. This number excludes individual stockholders holding stock under nominee security position listings.

ADDITIONAL INFORMATION

The Company's Form 10-K Annual Report for the fiscal year ended January 23, 2005 is being delivered to shareholders with this Annual Report, and should be read in conjunction with it. Information in the Form 10-K Annual Report, including the Company's Financial Statements and other financial information, Management's Discussion and Analysis of Financial Condition and Results of Operations, and disclosure regarding market risk, is important to an understanding of the Company and is incorporated herein by reference.

The Company has filed with the Securities and Exchange Commission, as an exhibit to its Form 10-K Reports for fiscal 2003 and 2004, the Sarbanes-Oxley Act Section 302 certifications regarding the quality of the Company's public disclosure. During 2004, Mr. Josefowicz certified to the New York Stock Exchange that he was not aware of any violation by the Company of any NYSE Corporate Governance Listing Standards.

SAFE HARBOR STATEMENT

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. One can identify these forward-looking statements by the use of words such as "expect," "aim," "seek," "goal," "plan," "will," "intend" and other words of similar meaning. One can also identify them by the fact that they do not relate strictly to historical or current facts. These statements are likely to address matters such as the company's future financial performance (including sales and earnings guidance), its plans relating to store openings, closings and remodels, the addition of the Seattle's Best Coffee and Paperchase brands to new and certain remodeled stores and its intentions with respect to dividend payments and share repurchases. These statements are subject to risks and uncertainties that could cause actual results to differ materially from the Company's forward-looking statements. Please refer to the Company's annual, quarterly and periodic reports on file with the Securities and Exchange Commission for a detailed discussion of such risks and uncertainties. The Company does not undertake any obligation to update forward-looking statements.

BORDERS
Group

100 Phoenix Drive, Ann Arbor, MI 48108-2202 www.bordersgroupinc.com

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